Exhibit 99.1

Marc Kieselstein, P.C.	James H.M. Sprayregen, P.C
Cristine Pirro	Adam C. Paul, P.C. (admitted pro hac vice)
KIRKLAND & ELLIS LLP	W. Benjamin Winger (admitted pro hac vice)
KIRKLAND & ELLIS INTERNATIONAL LLP	KIRKLAND & ELLIS LLP
601 Lexington Avenue	KIRKLAND & ELLIS INTERNATIONAL LLP
New York, New York 10022	300 North LaSalle Street
Telephone: (212) 446-4800	Chicago, Illinois 60654
Facsimile: (212) 446-4900	Telephone: (312) 862-2000
Facsimile: (312) 862-2200

Proposed Counsel to the Debtors and Debtors in Possession

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

)
In re:	)	Chapter 11
)
AEGEAN MARINE PETROLEUM NETWORK INC., et al.,[1]	)	Case No. 18-13374 (MEW)
)
)
Debtors.	)	(Jointly Administered)
)

NOTICE OF DEBTORS’ MOTION FOR ENTRY OF AN ORDER (I) AUTHORIZING THE DEBTORS TO ENTER INTO AND PERFORM UNDER RESTRUCTURING SUPPORT AGREEMENT AND (II) GRANTING RELATED RELIEF

PLEASE TAKE NOTICE that on December 14, 2018, the above-captioned debtors and debtors in possession (collectively, the “Debtors”) filed the Debtors’ Motion for Entry of an Order (I) Authorizing the Debtors to Enter into and Perform Under Restructuring Support Agreement and (II) Granting Related Relief (the “ Motion”). A hearing on the Motion will be held before the Honorable Michael E. Wiles of the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), in Room 617, One Bowling Green, New York, New York 10004, on January 14, 2019, at 11:00 a.m. (prevailing Eastern Time).

[1]

Due to the large number of Debtors in these chapter 11 cases, a complete list of the Debtors and the last four digits of their tax identification, registration, or like numbers is not provided herein. A complete list of such information may be obtained on the website of the Debtors’ proposed claims and noticing agent at http://dm.epiq11.com/aegean. The location of Debtor Aegean Bunkering (USA) LLC’s principal place of business and the Debtors’ service address in these chapter 11 cases is 52 Vanderbilt Avenue, Suite 1405, New York, New York 10017.

PLEASE TAKE FURTHER NOTICE that any responses or objections to the Motion (each, an “Objection”) shall be in writing, shall conform to the Federal Rules of Bankruptcy Procedure, the Local Bankruptcy Rules for the Southern District of New York, and shall be filed with the Bankruptcy Court (a) by registered users of the Bankruptcy Court’s case filing system, electronically in accordance with General Order M–399 (which can be found at http://www.nysb.uscourts.gov) and (b) by all other parties in interest, on a CD-ROM, in text-searchable portable document format (PDF) (with a hard copy delivered directly to Chambers), in accordance with the customary practices of the Bankruptcy Court and General Order M–399, to the extent applicable, and served—so as to be actually received no later than January 4, 2019, at 4:00 p.m. (prevailing Eastern Time) (the “Objection Deadline”)—on (a) the Debtors, (b) the Master Service List (available on the website of the Debtors’ claims and noticing agent), (c) any party that has requested notice pursuant to Bankruptcy Rule 2002, and (d) any other entities with a particularized interest in the subject matter of the Motion.

PLEASE TAKE FURTHER NOTICE that if no Objections or other responses are timely filed and served with respect to the Motion, the Debtors shall, on or after the Objection Deadline, submit to the Bankruptcy Court an order substantially in the form annexed as Exhibit A to the Motion, which order the Bankruptcy Court may enter without further notice or opportunity to be heard.

PLEASE TAKE FURTHER NOTICE that the Hearing may be continued or adjourned thereafter from time to time without further notice other than an announcement of the adjourned date or dates in open court at the Hearing.

2

PLEASE TAKE FURTHER NOTICE that copies of the Motion and Case Management Order may be obtained free of charge by visiting the website of Epiq Corporate Restructuring, LLC (“Epiq”) at http://dm.epiq11.com/aegean. You may also obtain copies of any pleadings by visiting the Bankruptcy Court’s website at http://www.nysb.uscourts.gov in accordance with the procedures and fees set forth therein.

New York, New York	/s/ Marc Kieselstein, P.C.
Dated: December 15, 2018	Marc Kieselstein, P.C.
Cristine Pirro
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
Facsimile: (212) 446-4900

-and -

James H.M. Sprayregen, P.C.
Adam C. Paul, P.C. (admitted pro hac vice)
W. Benjamin Winger (admitted pro hac vice)
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
300 North LaSalle Street
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200

Counsel to the Debtors and Debtors in Possession

3

Marc Kieselstein, P.C.	James H.M. Sprayregen, P.C.
Cristine Pirro Schwarzman	Adam C. Paul, P.C. (admitted pro hac vice)
KIRKLAND & ELLIS LLP	W. Benjamin Winger (admitted pro hac vice)
KIRKLAND & ELLIS INTERNATIONAL LLP	KIRKLAND & ELLIS LLP
601 Lexington Avenue	KIRKLAND & ELLIS INTERNATIONAL LLP
New York, New York 10022	300 North LaSalle Street
Telephone: (212) 446-4800	Chicago, Illinois 60654
Facsimile: (212) 446-4900	Telephone: (312) 862-2000
Facsimile: (312) 862-2200

Counsel to the Debtors and Debtors in Possession

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

)
In re:	)	Chapter 11
)
AEGEAN MARINE PETROLEUM NETWORK INC., et al.,[1]	)	Case No. 18-13374 (MEW)
)
)
Debtors.	)	(Jointly Administered)
)

DEBTORS’ MOTION FOR ENTRY OF AN ORDER (I) AUTHORIZING THE DEBTORS TO ENTER INTO AND PERFORM UNDER RESTRUCTURING SUPPORT AGREEMENT AND (II) GRANTING RELATED RELIEF

The above-captioned debtors and debtors in possession (collectively, the “Debtors”) file this motion (this “Motion”) for entry of an order, substantially in the form attached hereto as Exhibit A (the “Order”), (a) authorizing the Debtors to enter into and perform under that certain Restructuring Support Agreement, dated as of December 15, 2018, attached hereto as Exhibit 1 to Exhibit A (the “RSA”)2, by and among the Debtors, Mercuria, the Consenting Unsecured Noteholders, AmEx, and the Committee, and (b) granting related relief. In support of this Motion, the Debtors respectfully state as follows.

[1]

Due to the large number of Debtors in these chapter 11 cases, a complete list of the Debtors and the last four digits of their tax identification, registration, or like numbers is not provided herein. A complete list of such information may be obtained on the website of the Debtors’ claims and noticing agent at http://dm.epiq11.com/aegean. The location of Debtor Aegean Bunkering (USA) LLC’s principal place of business and the Debtors’ service address in these chapter 11 cases is 52 Vanderbilt Avenue, Suite 1405, New York, New York 10017.

[2]	Capitalized terms used but not defined herein shall have the meanings ascribed to them in the RSA.

Preliminary Statement

1.        The Debtors commenced these chapter 11 cases to stabilize business operations, address near-term debt maturities, and facilitate a value-maximizing restructuring transaction. Over the four months leading to the Petition Date, Mercuria provided the Debtors with liquidity and funding that have enabled the Debtors to bridge to an orderly and organized chapter 11 filing while minimizing disruption to their underlying businesses. Mercuria further agreed to continue funding the Debtors through these chapter 11 cases with commitments of $535 million of DIP financing3 and provided a stalking horse baseline bid that provides $681 million in value to the Debtors’ estates (through credit bid, assumed liabilities, and cash). That bid was the byproduct of hard fought, arm’s length, good faith negotiations between the Debtors and Mercuria that began in the summer of 2018 and culminated with the parties’ entry into the Stalking Horse APA.

2.        The Committee objected to the Debtors’ motion for approval of the DIP financing and motion for approval of bidding procedures for the proposed sale of the Debtors’ assets to Mercuria. Thereafter, the Debtors, Mercuria, the Committee, and certain holders of the Debtors’ unsecured convertible notes engaged in hard fought, arm’s length, good faith negotiations regarding a global resolution to facilitate a consensual restructuring transaction that provides for the Debtors’ expeditious and orderly exit from chapter 11. On December 7, 2018, these negotiations culminated with an agreement in principle brokered “on the courthouse steps” just before the contested DIP and sale process hearings (the “Initial Mercuria Proposal”).

[3]	On November 9, 2018, this Court entered an order approving the DIP financing on an interim basis [Docket No. 51].
2

3.        During the course of negotiating definitive documentation to implement the Initial Mercuria Proposal, Oaktree Capital Management, L.P. and Hartree Partners, L.P. (“Oaktree / Hartree”) submitted an alternative proposal premised on the recapitalization of Aegean Marine Petroleum Network Inc. (“AMPNI”), unimpaired treatment for all creditors at the Debtor Subsidiaries, and increased unsecured creditor recoveries at AMPNI (the “Oaktree / Hartree Proposal”). The Debtors ultimately determined that the Oaktree / Hartree Proposal was a higher or otherwise better proposal than the Initial Mercuria Proposal. The Committee likewise shifted its support to the Oaktree / Hartree Proposal. On December 13, 2018, the Debtors, the Committee, Oaktree / Hartree, more than 50% of AMPNI’s unsecured noteholders (the “Consenting Unsecured Noteholders”), and American Express Travel Related Services Company, Inc. (“AmEx”) entered into that certain restructuring support agreement [Docket No. 206] (the “Oaktree / Hartree RSA”) to implement the Oaktree / Hartree Proposal, including in relation to DIP financing. Later that day at a hearing to consider such financing, Mercuria and Oaktree / Hartree each acknowledged the competitive process and argued why their respective proposal was value maximizing. But at the conclusion of such hearing, Oaktree / Hartree indicated that they no longer supported the restructuring transactions contemplated under the Oaktree / Hartree RSA and were “withdrawing from the contest” to sponsor a chapter 11 plan and fund the Debtors’ cases.

3

4.        Meanwhile, Mercuria submitted an improved proposal that delivers even greater value than the Initial Mercuria Proposal and the Oaktree / Hartree Proposal. The Debtors and the Committee further engaged Mercuria in connection therewith. These negotiations culminated in the overnight negotiation and documentation of the RSA, which the Debtors believe to the best available option for providing their estates with the necessary liquidity to fund these chapter 11 cases, maximizing creditor recoveries, and positioning the Debtors for long-term success (the “Final Mercuria Proposal”). The following table summarizes the evolution of the proposals:4

	Stalking Horse APA	Oaktree / Hartree Proposal	Final Mercuria Proposal
Structure	Section 363 Sale	Plan of Reorganization	Plan of Reorganization
Cash Recovery	$15 million	$30 million	$40 million
Litigation Claim Proceeds	100% to Mercuria	75% to AMPNI general unsecured creditors 25% to Oaktree / Hartree	100% to AMPNI general unsecured creditors

Subsidiary GUC Treatment	Assume “Acquired Company” and “Acquired Asset” liabilities only Remainder share in $15 million cash consideration	Unimpaired treatment	Unimpaired treatment

Break-Up Fee / Prepayment Premium	$19 million	$19 million	None

Key Milestones	File Plan / Disclosure Statement 12/20 Confirmation 3/5 Emerge 4/5	File Plan / Disclosure Statement 1/16 Confirmation 4/15 Emerge 5/15	File Plan / Disclosure Statement 1/15 Confirmation 4/15 Emerge 5/14

5.        Significantly, the Final Mercuria Proposal further increases unsecured creditor recoveries at AMPNI, renders all other secured and unsecured creditors unimpaired, and does not include a break-up free or prepayment premium. The RSA and Final Mercuria Proposal remain subject to a customary fiduciary out for the Debtors and the Committee. The RSA contains milestones that the Debtors submit are reasonable and achievable.

[4]

The following summary is provided for illustrative purposes only and is qualified in its entirety by reference to the documentation of the Stalking Horse APA, the Oaktree / Hartree Proposal, and the Final Mercuria Proposal, as applicable.

4

6.            The principal terms of the RSA can be summarized as follows.

●	The Debtors will implement the restructuring transactions pursuant to a chapter 11 plan process.

●	Upon the effective date of the Plan, Mercuria will receive 100% of the common equity of Reorganized AMPNI in consideration for the cancellation of its claims under the DIP Financing Facilities and, if any, Secured Credit Facilities.

●	Mercuria will fund $40 million in cash on account of general unsecured creditor recoveries at AMPNI.

●	Holders of unsecured creditors at AMPNI that have executed the RSA prior to confirmation of the Plan will have the opportunity to participate pro rata in the initial $15 million funding of the Litigation Trust (the “Litigation Trust Loan”). Mercuria will backstop the Litigation Trust Loan to the extent not fully funded by holders of unsecured creditors at AMPNI.

●	General unsecured creditors at AMPNI will receive 100% of the initial proceeds from the Litigation Claims (after repayment of the Litigation Trust Loan plus $3 million), which will be transferred to and prosecuted by the Litigation Trust, until they receive Payment in Full on account of their allowed claims.

●	Holders of pre-petition AMPNI common equity will receive 100% of the residiual interests in the Litigation Claims once general unsecured creditors at AMPNI have received payment in full.

●	The RSA contemplates Unimpaired recoveries for (i) the lenders holding Secured Term Loan Claims and (ii) general unsecured creditors at the Debtors’ subsidiaries.

●	The Debtors will emerge from chapter 11 in the first half of 2019.

5

7.       Based on the settlements contained in the RSA and modifications to the terms of the DIP financing and proposed final order in connection therewith, the Committee’s objections to the DIP financing have been resolved. In addition, as part of the agreement embodied in the RSA and the now consensual DIP financing, the Debtors have agreed to withdraw their bidding procedures motion [Docket No. 59] (the “Bid Procedures Motion”), and the parties have agreed to terminate the Stalking Horse APA. In short, the RSA enables the parties to avoid months of highly contentious, potentially value destructive litigation in favor of global peace. The RSA contemplates mutual releases and exculpations with appropriate carve outs for the Litigation Claims to be transferred to the Litigation Trust. The Debtors believe that the RSA and related DIP financing provide the best available path forward for these chapter 11 cases and to maximize the value of their estates. For these reasons, the Debtors respectfully submit that entry into, and performance under, the RSA reflects a sound exercise of business judgment and should be approved.

Jurisdiction and Venue

8.       The United States Bankruptcy Court for the Southern District of New York (the “Court”) has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334 and the Amended Standing Order of Reference from the United States District Court for the Southern District of New York, dated January 31, 2012. The Debtors confirm their consent, pursuant to rule 7008 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), to the entry of a final order by the Court in connection with this Motion to the extent that it is later determined that the Court, absent consent of the parties, cannot enter final orders or judgments in connection herewith consistent with Article III of the United States Constitution.

9.       Venue is proper pursuant to 28 U.S.C. §§ 1408 and 1409.

10.    The statutory bases for the relief requested herein are sections 105 and 363 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532 (the “Bankruptcy Code”), Rules 9006(c) and 9007 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), and Rule 9077-1 of the Local Bankruptcy Rules.

Relief Requested

11.     By this Motion, the Debtors seek entry of an order (a) authorizing the Debtors to enter into and perform under the RSA and (b) granting related relief.

6

Background

I.             The Proposed Sale Process; Negotiations Leading to RSA.

12.      As noted above, the Debtors filed the Bid Procedures Motion to market test the Stalking Horse APA and otherwise maximize the value of the Debtors’ estates. The Bid Procedures Motion and sale process contemplated thereby were met with an objection by the Committee, who expressed certain concerns regarding the proposed bidding procedures and the sale to Mercuria more generally.

13.      Thereafter, the Debtors, Mercuria, and the Committee engaged in extensive, arm’s-length negotiations over, among other things, the terms of the Debtors’ proposed DIP Financing, the proposed bidding procedures, and certain other contested matters. Ultimately, these negotiations resulted in settlement discussions intended to globally resolve any outstanding issues in these chapter 11 cases, thereby saving the Debtors’ estates from costly and protracted litigation and the administrative costs associated therewith. The parties in negotiations had disparate views on a number of major issues, and, as those issues went unresolved over the course of days of negotiations over definitive documentation, Oaktree / Hartree appeared with a superior proposal. The ensuing competitive bidding between Mercuria and Oaktree / Hartree and Oaktree / Hartree’s ultimate withdrawal from such process culminated in the Debtors’ decision, in their sound business judgment, to select the Final Mercuria Proposal and prosecute the restructuring transactions contemplated under the RSA. As a result, and in light of the competitive process as between Mercuria and Oaktree / Hartree, the negotiations yielded a global settlement that the Debtors believe maximizes value.

7

II.            RSA Overview.

14.         The Debtors’ entry into the RSA is the first step in the Debtors’ prosecution of a confirmable plan that provides for, among other things, (a) converting the DIP and Prepetition Secured Facilities into new common equity of Reorganized AMPNI, (b) $40 million of new cash consideration from Mercuria to fund distributions to holders of general unsecured claims at AMPNI, and (c) the creation of the Litigation Trust for the potential shared recovery of additional cash consideration that can be used to fund distributions to general unsecured creditors at AMPNI until they receive Payment in Full (and thereafter to holders of AMPNI’s equity, including Mercuria). The resolutions memorialized in the RSA fairly resolve several issues facing these chapter 11 cases in a manner that both reflects the merits of the parties’ legal and economic positions without jeopardizing the Debtors’ ultimate viability with the prospect of lengthy, costly, and ultimately uncertain litigation on complex issues of law and fact. The RSA anchors these chapter 11 cases with the support of several of the Debtors’ most significant stakeholders on reasonable terms and to provide their stakeholders with both fair recoveries and a clear path to emergence in these chapter 11 cases.

15.         In addition to the terms described herein, the RSA can be further summarized as follows.5

RSA Term	Summary
Mutual Commitments (RSA § 5(a))	Each of the Parties shall, among other things:

●     support the Restructuring and the transactions contemplated by the Plan, and act in good faith and take all commercially reasonable actions necessary or appropriate to consummate the Restructuring and the transactions contemplated by the Plan;

[5]

The following summary is provided for illustrative purposes only and is qualified in its entirety by reference to the RSA. In the event of any inconsistency between this summary and the RSA, the RSA shall control in all respects.

8

RSA Term	Summary

●     negotiate in good faith and use commercially reasonable efforts to execute and deliver the documents necessary to effectuate and consummate the Restructuring as contemplated by the RSA;

●     in good faith take all actions reasonably necessary and appropriate to support and achieve confirmation of the Plan.

Litigation Standstill (RSA § 28)	● The Debtors, Mercuria, the Committee, its members, and the Consenting Unsecured Noteholders shall suspend and cease to pursue any and all ongoing litigation activities with respect to one another.

Transfer Restrictions (RSA § 6(a))	● Any intended transferee of claims against the Debtors held by Parties to the RSA must execute and deliver to the Debtors, Mercuria, and the Committee an executed form of Joinder Agreement to the RSA for such transfer to be effective.

Debtors’ Commitments (RSA § 5(c))

●     Provide draft copies of all substantive motions, documents or other pleadings to be filed in these chapter 11 cases to counsel to Mercuria and the Committee as reasonably practicable.

●     Consult in good faith with counsel to Mercuria and the Committee regarding the form and substance of any such proposed filing.

●     Support and consummate the Restructuring in accordance with the RSA, including the milestones (summarized below).

Termination (RSA § 8)

The RSA provides for customary termination rights, including:

●     upon mutual written consent of the Parties;

●      by any Party upon the occurrence and continuation of any of the following:

●     termination of the agreement by the Debtors, the Committee, Mercuria, or the Consenting Unsecured Noteholders;

●     material breach by another Party of any material provision of the RSA subject to a five business day cure period;

●     issuance by any governmental authority of any injunction, judgment, decree, charge, ruling, or order that has a material adverse effect on consummating the Restructuring (subject to a five business day cure period); or

●     failure to meet milestones provided in the RSA (summarized below).

9

RSA Term	Summary

●      by Mercuria upon the occurrence and continuation of any of the following:

●     entry of an order authorizing use of cash collateral or incurrence of post-petition financing that is not acceptable to Mercuria; or

●     the public announcement of intent to support any alternative plan by the Debtors, the Committee, AmEx, or any Consenting Unsecured Noteholder.

●      by the Committee if it determines, after consultation with legal counsel, that proceeding with the Restructuring would be  inconsistent with an exercise of its fiduciary duties.

Stipulations (RSA § 27)

●     Upon the Debtors’ termination of the RSA pursuant to Section 8(a)(iii) or the Committee’s termination pursuant to Section 8(e)(iii) (their respective “fiduciary outs”), the Parties agree that the stipulations in favor of Mercuria set forth in Paragraph G of the Final DIP Order shall be irrevocably binding on, and enforceable against, all persons and parties in interest, including the Committee, the Consenting Unsecured Noteholders, AmEx and any examiner or trustee appointed in these cases or conversion of these cases under chapter 7 of the Bankruptcy Code.

●     For the avoidance of doubt, upon the Debtors’ termination of this Agreement pursuant to Section 8(a)(iii) or the Committee’s termination of this Agreement pursuant to Section 8(e)(iii), any and all rights of the Committee and any party in interest, including the Consenting Unsecured Noteholders and AmEx, under Section 4.1 of the Final DIP Order shall be extinguished.

Fiduciary Duties (RSA §§ 8(a)(iii), 9)

●     The Debtors and the Committee may terminate the agreement if the Debtors determine, after consultation with legal counsel, that proceeding with the Restructuring would be inconsistent with an exercise of their fiduciary duties.

●     Nothing in the RSA requires the Debtors or any of their directors or officers or the Committee or any of its members to take or refrain from taking any action such person or entity reasonably determines is required to comply with its fiduciary duties under applicable law.

Representations and Warranties (RSA § 7)	The RSA provides for customary representations and warranties.

10

RSA Term	Summary
Conditions to Effectiveness (RSA § 1)

The RSA will become effective:

●     immediately on each Party, other than the Debtors, upon execution and delivery of a signature page to the RSA; and

●     on the Debtors upon entry by the Court of the RSA Approval Order.

Milestones (RSA § 4)

The RSA Milestones include, among other deadlines:

●     entry of an order approving the RSA by no later than January 15, 2019;

●     entry of a final order authorizing the DIP Financing (the “Final DIP Order”) by no later than January 15, 2019;

●     filing of the Plan and Disclosure Statement on or before 30 days after the RSA Effective Date;

●     entry of an order approving the Disclosure Statement and solicitation materials within 45 days of filing of the Disclosure Statement;

●     occurrence of a hearing on the Plan within 45 days of entry of an order approving the Disclosure Statement; and

●     occurrence of the Effective Date within 120 days after the Debtors file the Disclosure Statement and Plan.

Basis for Relief

I.             Entry into and Performance under the Restructuring Support Agreement Is a Sound Exercise of Business Judgment.

16.         The Debtors submit that the Court should approve entry into and performance under the RSA as a valid exercise of their business judgment. Section 363(b)(1) of the Bankruptcy Code provides that a debtor may, subject to court approval after notice and hearing, use, sell or lease property of the estate outside the ordinary course of business. A court may authorize such non-ordinary course use, sale or lease of estate property if there is a sound business justification.6

[6]

In re Iridium Operating LLC, 478 F.3d 452, 466 (2d Cir.2007); see also In re: Genco Shipping & Trading Ltd., 509 B.R. 455, 468 (Bankr. S.D.N.Y. 2014) (“At this point, the Court need only evaluate whether the RSA is a valid exercise of Debtors’ business judgment: does it make economic sense?”); In re Residential Capital, LLC, 2013 WL 3286198, at *18 (Bankr. S.D.N.Y. June 27, 2013) (“Based on the evidence in the record, the Court is satisfied and finds that the negotiations were conducted in good faith, with the Debtors represented by the CRO . . .  Under these circumstances, the Court concludes that the business judgment standard is appropriately applied.”).

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17.       Here, the Debtors have ample business justification for entering into and performing under the RSA. The RSA is an important step towards confirmation of a value-maximizing reorganization and an exit from these bankruptcy cases by locking in the support of Mercuria, the Committee, AmEx, and the Consenting Unsecured Noteholders. The RSA also enables the Debtors to continue forward with a confirmable plan, which provides for fair distributions to stakeholders and embodies a global settlement, without the need for potential value-destructive litigation over a number of complex issues relating to the DIP financing and sale process. The RSA further provides a reasonable timeframe within which to achieve consummation of the Plan, and the fiduciary out provision of the RSA gives the Debtors’ and the Committee flexibility to pursue any superior restructuring transaction that may emerge. Finally, the RSA preserves the Debtors’ ability to continue operating in the ordinary course on a consensual basis.

18.       The RSA itself results from extensive, good-faith negotiations conducted at arm’s length by sophisticated parties who were also represented by experienced counsel and financial advisors. The process as between Mercuria and Oaktree / Hartree was highly competitive. The Debtors firmly believe that the resolutions reached maximize value and represent a reasonable compromise of each party’s divergent views on major case issues. Although the Debtors intend to seek the Court’s approval of the settlements embodied in the RSA as part of the confirmation process, approval of the RSA will permit the Debtors to proceed with solicitation of their Plan (subject to the Court’s approval of the Disclosure Statement) having obtained the support of major creditor constituencies on favorable terms and without the need to undertake expensive, time consuming, and ultimately uncertain litigation. The Debtors believe that it is imperative to their overall confirmation efforts to resolve such issues at the present time and secure the combined support of the Committee, Mercuria, the Consenting Unsecured Noteholders, and AmEx. Consequently, the Debtors respectfully submit that entry into the RSA is an appropriate exercise of business judgment and should be approved under section 363(b)(1) of the Bankruptcy Code.

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II.	The Restructuring Support Agreement Complies with Section 1125 of the Bankruptcy Code.

19.           Section 1125(b) of the Bankruptcy Code provides that “[a]n acceptance or rejection of a plan may not be solicited after the commencement of the case under this title . . . unless, at the time of or before such solicitation, there is transmitted . . . a written disclosure statement approved, after notice and a hearing, by the court as containing adequate information.” Courts have thus approved restructuring support agreements where, as here, parties are not obligated to vote until they are solicited with a court-approved disclosure statement and include termination events that allow parties to withdraw their obligation to vote in favor of a particular plan.7

20.           The RSA includes similar provisions that ensure that it complies with the solicitation requirements of the Bankruptcy Code. Specifically, holders will not be solicited and will not have the obligation to vote in favor of the Amended Plan unless and until a Court approved disclosure statement is transmitted to the parties, in compliance with section 1125 of the Bankruptcy Code. In addition, the RSA includes numerous and broad termination events, and each party to the RSA will be released from its obligation to vote in favor of the Plan upon termination of the RSA. Accordingly, the Debtors submit that the RSA does not violate section 1125(b) of the Bankruptcy Code.

[7]

See, e.g., Residential Capital, 2013 WL 3286198, at *20; see also In re Heritage Organization, L.L.C., 376 B.R. 783, 789–95 (Bankr. N.D. Tex. 2007) (finding that an agreement to vote for a plan set forth in a term sheet did not constitute a solicitation for an official vote).

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Waiver of Bankruptcy Rule 6004(a) and 6004(h)

21.       To implement the foregoing successfully, the Debtors seek a waiver of the notice requirements under Bankruptcy Rule 6004(a) and the 14-day stay of an order authorizing the use, sale, or lease of property under Bankruptcy Rule 6004(h).

Reservation of Rights

22.       Nothing contained herein is intended or should be construed as (a) an admission as to the validity or priority of any claim or lien against the Debtors, (b) a waiver of the Debtors’ rights to subsequently dispute such claim or lien on any grounds, (c) a promise or requirement to pay any prepetition claim, (d) an implication or admission that any particular claim is of a type specified or defined in this Motion or the Order, (e) a request or authorization to assume any prepetition agreement, contract, or lease pursuant to section 365 of the Bankruptcy Code, or (f) a waiver of the Debtors’ or any other party in interest’s rights under the Bankruptcy Code or any other applicable law.

Motion Practice

23.       This Motion includes citations to the applicable rules and statutory authorities upon which the relief requested herein is predicated and a discussion of their application to this Motion. Accordingly, the Debtors submit that this Motion satisfies Local Rule 9013-1(a).

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Notice

24.       Notice of the hearing on the relief requested in the Motion has been provided by the Debtors in accordance and compliance with Bankruptcy Rules 4001 and 9014, as well as the Local Rules, and is sufficient under the circumstances. Without limiting the forgoing, due notice was afforded, whether by facsimile, electronic mail, overnight courier or hand delivery, to parties-in-interest, including (a) the Office of the United States Trustee for the Southern District of New York; (b) entities listed as holding the 30 largest unsecured claims against the Debtors (on a consolidated basis); (c) counsel to the Committee; (d) the agents for each of the Debtors’ secured credit facilities; (e) the indenture trustee for each of the Debtors’ unsecured notes; (f) counsel to Mercuria; (g) counsel to the agent under the Debtors’ debtor-in-possession financing facility; (h) counsel to the parties (if known) referenced in clauses (d) and (e); (i) the Office of the United States Attorney for the Southern District of New York; (j) the state attorneys general for states in which the Debtors conduct business; (k) the Internal Revenue Service; (l) the Securities and Exchange Commission; (m) the Environmental Protection Agency and similar state environmental agencies for states in which the Debtors conduct business; and (n) any party that has requested notice pursuant to Bankruptcy Rule 2002. The Debtors submit that, in light of the nature of the relief requested, no other or further notice need be given.

No Prior Request

25.       No prior request for the relief sought in this Motion has been made to this or any other court.

15

WHEREFORE, the Debtors respectfully request entry the Order, substantially in the form attached hereto as Exhibit A, (a) authorizing the Debtors to enter into and perform under the RSA and (b) granting the relief requested in this Motion and granting such other and further relief as is appropriate under the circumstances.

New York, New York	/s/ Marc Kieselstein, P.C.
Dated: December 15, 2018	Marc Kieselstein, P.C.
Cristine Pirro Schwarzman
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
Facsimile: (212) 446-4900
- and -
James H.M. Sprayregen, P.C.
Adam C. Paul, P.C. (admitted pro hac vice)
W. Benjamin Winger (admitted pro hac vice)
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
300 North LaSalle Street
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200

Counsel to the Debtors and Debtors in Possession

EXHIBIT A

Proposed Order

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

)
In re:	)	Chapter 11
)
AEGEAN MARINE PETROLEUM NETWORK	)	Case No. 18-13374 (MEW)
INC., et al.,[1]	)
)
Debtors.	)	(Jointly Administered)
)

ORDER (I) AUTHORIZING THE DEBTORS
TO ENTER INTO AND PERFORM UNDER RESTRUCTURING
SUPPORT AGREEMENT AND (II) GRANTING RELATED RELIEF

Upon the motion (the “Motion”)2 of Aegean Marine Petroleum Network Inc. (“Aegean”) and certain of its affiliates, as debtors and debtors in possession (collectively, the “Debtors”) for the entry of an order (this “Order”) authorizing the Debtors to enter into and perform under that certain Restructuring Support Agreement attached hereto as Exhibit 1 (the “RSA”) and granting related relief; and the Court having jurisdiction to consider the Motion and the relief requested therein pursuant to 28 U.S.C. §§ 157 and 1334; and consideration of the Motion and the relief requested therein being a core proceeding pursuant to 28 U.S.C. § 157(b); and venue being proper before this court pursuant to 28 U.S.C. §§ 1408 and 1409; and upon a finding that negotiation of, and entry into, the RSA does not constitute a solicitation for purposes of sections 1125 and 1126 of the Bankruptcy Code; and it appearing that the relief requested in the Motion will benefit the Debtors’ estates, their creditors and all other parties in interest; and due and proper notice of the Motion having been provided, and it appearing that no other or further notice need be provided; and after due deliberation and sufficient cause appearing therefor, it is HEREBY ORDERED THAT:

1        Due to the large number of Debtors in these chapter 11 cases, for which joint administration has been granted, a complete list of the Debtors and the last four digits of their tax identification, registration, or like numbers is not provided herein. A complete list of such information may be obtained on the website of the Debtors’ claims and noticing agent at http://dm.epiq11.com/aegean. The location of Debtor Aegean Bunkering (USA) LLC’s principal place of business and the Debtors’ service address in these chapter 11 cases is 52 Vanderbilt Avenue, Suite 1405, New York, New York 10017.

2       Capitalized terms used but not defined herein shall have the meanings set forth in the Motion.

1.             The Motion is granted as set forth herein.

2.            All the terms and conditions of the RSA are incorporated as if fully set forth herein.

3.            The Debtors are authorized to enter into the RSA and perform thereunder. The RSA is approved in its entirety. The RSA shall be binding and enforceable against each of the parties thereto in accordance with its terms.

4.            For the avoidance of doubt, that certain Restructuring Support Agreement, dated as of December 11, 2018, by and among, the Debtors, Oaktree Opportunities Fund Xb Holdings (Cayman), L.P. and Hartree-OCM AMPN Holdings (Delaware), LLC, the Committee, AmEx, and the Consenting Unsecured Noteholders is terminated and is of no further force and effect.

5.            The Debtors and the Committee are authorized, but not directed, to enter into amendments to the RSA from time to time as necessary, subject to the terms and conditions set forth in the RSA and without further order of the Court.

6.            The entry into the RSA shall not constitute a solicitation of votes in violation of section 1125(b) of the Bankruptcy Code.

7.            To the extent the automatic stay provisions of section 362 of the Bankruptcy Code would otherwise apply, such provisions are vacated and modified to effectuate all terms and provisions of the RSA and this Order, including, without limitation, to permit any notices contemplated by and in accordance with the RSA, or to exercise any rights set forth in the RSA with respect to termination, in each case, without further order of the Court. All of the Debtors’ and Mercuria’s obligations under the Stalking Horse APA are hereby terminated.

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8.           For avoidance of doubt, notwithstanding anything to the contrary in any other order of the Court the stipulations in favor of Mercuria set forth in Paragraph G of the Final DIP Order shall, immediately upon such time as the RSA is terminated pursuant to either section 8(a)(iii) or 8(e)(iii), and without the necessity of any further Court order, become irrevocably binding on, and enforceable against, all persons and parties in interest, including the Committee, the Consenting Unsecured Noteholders, AmEx, and any examiner or trustee appointed in these cases or upon conversion of these cases under chapter 7 of the Bankruptcy Code. Further, and without further order of the Court, for avoidance of doubt, upon termination of the RSA pursuant to section 8(a)(iii) or 8(e)(iii), any and all rights of the Committee and any party in interest, including the Consenting Unsecured Noteholders and AmEx, under section 4.1 of the Final DIP order shall be extinguished.

9.           Notice of the Motion as provided therein shall be deemed good and sufficient notice of such Motion and the requirements of Bankruptcy Rule 6004(a) and the Local Bankruptcy Rules are satisfied by such notice.

10.         Notwithstanding Bankruptcy Rule 6004(h), the terms and conditions of this Order are immediately effective and enforceable upon its entry.

11.         The Debtors are authorized to take all actions necessary to effectuate the relief granted in this Order in accordance with the Motion.

12.         This Court retains exclusive jurisdiction with respect to all matters arising from or related to the implementation, interpretation, and enforcement of this Order.

New York, New York

Dated: ______________, 2018

THE HONORABLE MICHAEL E. WILES
UNITED STATES BANKRUPTCY JUDGE
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EXHIBIT 1 to Exhibit A

RSA

THIS AGREEMENT IS NOT, AND SHALL NOT BE DEEMED, A SOLICITATION FOR CONSENTS TO ANY PLAN PURSUANT TO SECTIONS 1125 AND 1126 OF THE BANKRUPTCY CODE OR A SOLICITATION TO TENDER OR EXCHANGE ANY OF THE UNSECURED NOTES. EACH CONSENTING UNSECURED NOTEHOLDERS’ AND AMEX’S VOTE ON THE PLAN SHALL NOT BE SOLICITED UNTIL THE CONSENTING UNSECURED NOTEHOLDERS AND AMEX HAVE RECEIVED THE DISCLOSURE STATEMENT AND RELATED BALLOT(S), AS APPROVED BY THE BANKRUPTCY COURT

RESTRUCTURING SUPPORT AGREEMENT

This RESTRUCTURING SUPPORT AGREEMENT (as amended, supplemented, or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of December 15, 2018, is entered into by and among:

(i)	Aegean Marine Petroleum Network Inc. (“Aegean”) and its debtor subsidiaries (the “Debtors”);

(ii)	Mercuria Energy Group Limited (“MEG”), Mercuria US Asset Holdings LLC (“MUSAH”), Mercuria Energy Trading S.A. (“METSA”), and Mercuria Asset Holdings (Hong Kong) Limited (“MAHHK”) (together with MEG, MUSAH, METSA and any affiliates of any one or more of the foregoing that hold Claims[1] against or Interests[2] in Aegean and certain of its subsidiaries, collectively “Mercuria”);

(iii)	The Official Committee of Unsecured Creditors of Aegean (the “Committee”);

(iv)	American Express Travel Related Services Company, Inc. (“AmEx”);

(v)	each of the undersigned beneficial holders, or investment advisors or managers for the account of beneficial holders (the “Initial Consenting Unsecured Noteholders”), of:

(a) 4.00% Unsecured Convertible Notes due 2018 (the “4.00% Notes”) issued by Aegean under that certain Senior Indenture, dated as of October 23, 2013 (as amended, restated, modified, or supplemented from time to time), by and among Aegean and Deutsche Bank Trust Company Americas, as trustee (the “4.00% Notes Trustee”); and/or

(b) 4.25% Unsecured Convertible Notes due 2021 (the “4.25% Notes,” and together with the 4.00% Notes, the “Unsecured Notes”) issued by Aegean under that certain Indenture, dated as of December 19, 2016 (as amended, restated, modified, or supplemented from time to time), by and among Aegean and U.S. Bank National Association, as trustee (the “4.25% Notes Trustee,” and together with the 4.00% Notes Trustee, the “Trustees”); and

(vi)	any assignee, transferee or beneficial holder, or investment advisor or manager for the account of any beneficial holder of Unsecured Notes that subsequently executes and delivers to the Parties (as defined below) a joinder agreement in accordance with Section 6 hereof (each, a “Joinder Agreement”), a form of which is attached hereto as Exhibit B, (the “Subsequent Consenting Unsecured Noteholders,” and together with the Initial Consenting Unsecured Noteholders, the “Consenting Unsecured Noteholders”).

[1]	“Claim” shall mean any claim (as such term is defined in section 101(5) of the Bankruptcy Code) against one or more Debtor.

[2]	“Interest” shall mean any equity security (as such term is defined in section 101(16) of the Bankruptcy Code) of Aegean or any of its subsidiaries.

The Debtors, Mercuria, the Committee, AmEx, and the Consenting Unsecured Noteholders are referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, as a result of good faith, arm’s length negotiations among the Parties, the Parties have reached an agreement regarding the terms of a proposed restructuring (the “Restructuring”) of the Debtors’ indebtedness and other obligations pursuant to the terms and conditions of this Agreement and the terms and conditions set forth on the term sheet attached hereto as Exhibit A (as such term sheet may be modified in accordance with Section 10 hereof, the “Restructuring Term Sheet”);

WHEREAS, the Restructuring will be implemented through a chapter 11 plan of reorganization, memorializing the terms set forth in the Restructuring Term Sheet (the “RSA Plan”), filed in the Debtors’ pending chapter 11 proceedings, jointly administered before the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under case number 18-13374 (MEW) (collectively, the “Chapter 11 Cases”); and

WHEREAS, the Parties desire to express to each other their mutual support and commitment in respect of the matters discussed in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1.          Agreement Effective Date.

This Agreement shall be immediately effective and binding on each Party, other than the Debtors, upon the execution and delivery by such Party to the other Parties, pursuant to Section 19 hereof, of a signature page to this Agreement; provided, however, that this Agreement shall become effective and binding with respect to the Debtors upon the date of entry by the Bankruptcy Court of the RSA Approval Order (as defined below), if applicable; provided further, however, that the Agreement shall only be effective and binding as to AmEx upon release of their signature page, which, for the avoidance of doubt, may be after the RSA Effective Date. The “RSA Effective Date” shall be December 15, 2018. Mercuria shall have the right to terminate this Agreement if the Debtors have not executed this Agreement on or before December 15, 2018.

Section 2.         Exhibits Incorporated by Reference.

Each of the exhibits attached hereto, including the Restructuring Term Sheet, is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include the exhibits hereto. In the event of any inconsistency between this Agreement and the exhibits attached hereto, this Agreement shall govern.

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Section 3.         Definitive Documentation

(a)        The definitive documents and agreements (the “Definitive Documentation”) governing the Restructuring shall include: (i) the RSA Plan (and all exhibits and schedules thereto); (ii) the order confirming the RSA Plan (the “Confirmation Order”); (iii) the disclosure statement (and all exhibits thereto) with respect to the RSA Plan (the “Disclosure Statement”); (iv) the order approving the Disclosure Statement and all solicitation materials in respect of the RSA Plan; (v) the supplement to the RSA Plan (the “Plan Supplement”) including, without limitation, any documents or agreements for the governance of the Debtors following the conclusion of the Chapter 11 Cases, including any constituent documents, certificates of incorporation, bylaws, or other shareholder or unitholder arrangements; (vi) the order (the “Final DIP Order”) approving the Debtors’ DIP Financing3 on a final basis and related credit agreements; (vii) any exit financing agreements, collateral, or other related documents; (viii) the trust agreement and other documents related to the Litigation Trust; (ix) the motion for entry of an order (the “RSA Approval Order”) approving the Debtors’ entry into and performance under this Agreement (such motion, the “RSA Approval Motion”) and the RSA Approval Order; and (x) such other agreements and documentation (including any related orders, motions, applications, agreements, instruments, schedules or exhibits) reasonably desired or necessary to consummate and document the transactions contemplated by this Agreement, the Restructuring Term Sheet, and the RSA Plan.

(b)        The Definitive Documentation (other than this Agreement and the Restructuring Term Sheet) remains subject to negotiation and completion and shall, upon completion, contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement and shall otherwise be in form and substance reasonably acceptable (i) to the Debtors, Mercuria, and the Committee, and (ii) with respect to documents that affect them, (x) the Consenting Unsecured Noteholders holding at least 50.1% of the outstanding aggregate principal amount of Unsecured Notes held by all Consenting ]Unsecured Noteholders (the “Requisite Consenting Unsecured Noteholders”); and/or (y) AmEx; provided, however, that the Milestone set forth in Section 4(e) shall not be waived or extended without the consent of each Consenting Noteholder for a period beyond 30 days thereafter.

Section 4.           Milestones

The following milestones (the “Milestones”) shall apply to this Agreement unless extended or waived in writing by each of the Debtors, Mercuria, the Committee, AmEx, and the Requisite Consenting Unsecured Noteholders:

(a)        the Motion to approve the RSA shall be filed on or before December 15, 2018;

(b)        the Order approving the RSA shall be entered on or before January 15, 2019,

(c)        the Final DIP Order shall be entered on or before January 15, 2019;

(d)        the Debtors shall file the Disclosure Statement and RSA Plan on or before 30 days after the RSA Effective Date;

(e)        an order approving the Disclosure Statement and solicitation materials in respect of the RSA Plan shall be entered on or before 45 days after the filing of the Disclosure Statement;

(f)        the Bankruptcy Court shall have conducted a hearing (the “Confirmation Hearing”) on the RSA Plan on or before 45 days after the Bankruptcy Court enters an order approving the Disclosure Statement; and

[3]

“DIP Financing” means the postpetition financing provided to the Debtors by METSA and MUSAH pursuant to and in accordance with that certain (i) senior secured super-priority asset-based and term loan credit facility, by and among Aegean Bunkering (USA) LLC, as U.S. Borrower, the Guarantors, ABN AMRO Capital USA LLC, as Administrative Agent, Collateral Agent, Swing Line Lender and Issuing Bank, and MUSAH, as U.S. Lender, and (ii) senior secured super-priority asset-based credit facility, by and among the Global Borrowers, the Guarantors, ABN AMRO Bank, N.V., as Facility Agent, Collateral Management Agent, Security Agent, Issuing Bank and Overdraft Bank, and METSA, as Lender.

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(g)           the effective date of the RSA Plan shall occur on or before 120 days after the Debtors file the Disclosure Statement and RSA Plan.

Section 5.              Commitments of the Parties to Support a Restructuring.

(a)           Affirmative Covenants. Subject to the terms and conditions hereof, for the duration of this Agreement, each Party agrees to:

(i)        negotiate in good faith the Definitive Documentation and any other documents or exhibits that are necessary to implement the Restructuring in a form and substance consistent in all material respects with this Agreement (including the Restructuring Term Sheet, which, for the avoidance of doubt shall be binding on all Parties upon the effectiveness of this Agreement);

(ii)       take or consent to those actions contemplated by this Agreement or otherwise required to be taken to effectuate the Restructuring, including entering into all documents and agreements necessary to consummate the Restructuring, in each case, to which such Party is to be a party;

(iii)     support, and not oppose or interfere with, the entry of the Final DIP Order;

(iv)     support and cooperate with the Debtors and Mercuria to take, all actions reasonably necessary or appropriate to consummate the Restructuring in accordance with the terms and conditions of this Agreement, including by voting all claims against the Debtors, including all claims with respect to the Unsecured Notes now or hereafter beneficially owned by a Consenting Unsecured Noteholder (the “Unsecured Note Claims”) and all unsecured claims held by AmEx (the “AmEx Claims” and, collectively with the Unsecured Note Claims, the “Unsecured Claims”), to accept the RSA Plan;

(v)       with respect to the Consenting Unsecured Noteholders, provide unredacted copies of their signature pages to counsel to Mercuria, who shall hold such signature pages in confidence;

(vi)       comply in all respects with the Litigation Standstill set forth in Section 28 hereto;

(vii)     in good faith take (and cause its controlled affiliates and their respective representatives, agents, and employees to take, and, as necessary, to join in a direction to the Trustees to take) all actions reasonably necessary and appropriate to support and achieve consummation of the RSA Plan; and

(viii)    in good faith take all steps necessary to implement the final forms of the DIP Credit Agreements (as defined in the Restructuring Term Sheet) within five (5) business days of the RSA Effective Date, which final forms shall include amendments to provide economic and non-economic terms consistent with (a) those contemplated by the debtor-in-possession financing facility that was to be provided by Oaktree Capital Management, L.P. and Hartree Partners, L.P. (the “Oaktree / Hartree DIP Financing”),4 including, without limitation, modifications of the Budget Variance, revisions to extend the Commitment Termination Date and Termination Date (each as defined in the applicable DIP Credit Agreements) with an option to further extend, and (b) the statements and rulings of the Bankruptcy Court at the hearing held in the Chapter 11 Cases on December 13, 2018, including with respect to any Milestones or DIP Termination Events (as defined in the Final DIP Order) tied to a chapter 11 plan or section 363 sale process, and operational restrictions and related matters.

[4]

The credit agreements with respect to the Oaktree / Hartree DIP Financing were attached as Exhibits A and B to Exhibit A to the Notice of Revised DIP Order filed at Docket No. 205 in the Chapter 11 Cases.

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(b)           Negative Covenants. Subject to the terms and conditions hereof, for the duration of this Agreement, each Party shall not:

(i)        object to, delay, impede, or take any action to interfere, directly or indirectly, with the entry of the Final DIP Order, or propose, file or support, directly or indirectly, any use of cash collateral or debtor-in-possession financing other than as proposed in the Final DIP Order;

(ii)       withdraw, amend, or revoke (or cause to be withdrawn, amended, or revoked) any tender, consent, or vote with respect to the RSA Plan;

(iii)      seek, solicit, support, or vote its Unsecured Claims for, or consent to, any plan of reorganization or liquidation, proposal, offer, transaction, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership, sale of material assets or equity interests, or restructuring (other than the Restructuring) involving the Debtors (an “Alternative Proposal”);

(iv)       take any action materially inconsistent with the transactions expressly contemplated by this Agreement, or that would materially delay or obstruct the consummation of the Restructuring, including, without limitation, commencing, or joining with any person in commencing, any litigation against any of the Parties relating to the Restructuring or the Chapter 11 Cases; or

(v)       with respect to the Consenting Unsecured Noteholders, direct the Trustees to take any action inconsistent with the Consenting Unsecured Holders’ obligations under this Agreement, and if any Trustee takes any action inconsistent with the Consenting Unsecured Holders’ obligations under this Agreement, the Consenting Unsecured Noteholders shall use commercially reasonable efforts to instruct or direct any such Trustee in writing to cease and refrain from taking any such action.

Nothing in this Agreement shall prohibit any Party from (x) appearing as a party-in-interest in any matter arising in the Chapter 11 Cases so long as such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement or the Restructuring, and do not hinder, delay, or prevent consummation of the Restructuring, and (y) enforcing any right, remedy, condition, consent, or approval requirement under this Agreement or any Definitive Documentation entered into in connection with the Restructuring; provided, that, in each case, any such action is not materially inconsistent with such Party’s obligations hereunder.

(c)           Additional Debtor Covenants. Subject to the terms and conditions hereof, for the duration of this Agreement, the Debtors shall:

(i)        prior to or contemporaneously with the entry of the Final DIP Order, the Debtors shall withdraw the Debtors’ Motion for Entry of an Order (I) Establishing Bidding Procedures and Section 365 Procedures, (II) Approving the Sale of Substantially All of the Debtors’ Assets, (III) Authorizing the Entry Into and Performance Under the Stalking Horse Asset Purchase Agreement, and (IV) Granting Related Relief [Docket No. 59], which motion the Debtors filed with the Bankruptcy Court on November 9, 2018;

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(ii)        (A) unless required by its fiduciary duties (or advised by external counsel), not pursue or commence any insolvency proceeding (whether voluntary or involuntary) or similar legal process for any of the Aegean entities in any jurisdiction, including any non-Debtor subsidiaries, and (B) use reasonable efforts to oppose any party or person (including, as applicable, any non-Consenting Unsecured Noteholder) from taking any such actions contemplated by the foregoing, provided, for the avoidance of doubt, the Debtors’ pursuit or commencement of any such insolvency proceeding in furtherance of Litigation Claims (as defined in the Restructuring Term Sheet) shall not violate the terms of this provision provided that the consent of the Committee and Mercuria shall be obtained before the Debtors pursue or commence such insolvency proceedings in furtherance of the Litigation Claims, which consent shall not be unreasonably withheld; provided that commencement of any such insolvency proceeding shall not have a material adverse effect on the Restructuring; and

(iii)       use commercially reasonable efforts to, in good faith, take all steps, as applicable, reasonably necessary or desirable to provide draft copies of all substantive motions, documents or other pleadings (including the Definitive Documents) to be filed in the Chapter 11 Cases to counsel to Mercuria and the Committee as soon as reasonably practicable, but in no event less than two (2) business days prior to the date when the Debtors intend to file such documents or publicly disclose any such pleading or other document), and, without limiting any approval rights set forth in this Agreement, consult in good faith with counsel to Mercuria and the Committee regarding the form and substance of any such proposed filing; notwithstanding the foregoing, in the event that not less than two (2) business days’ notice is not reasonably practicable under the circumstances, the Debtors shall provide draft copies of any such motions, documents or other pleadings to counsel to Mercuria and the Committee as soon as otherwise reasonably practicable before the date when the Debtors intend to file any such motions, documents or other pleadings and, without limiting any approval rights set forth herein, consult in good faith with counsel to Mercuria and the Committee regarding the form and substance of any of the foregoing documents in advance of the filing or public disclosure thereof.

Section 6.             Transfers of Claims.

(a)           Restrictions on Transfers.

(i)        Each Consenting Unsecured Noteholder agrees that it shall not sell, transfer, loan, issue, pledge, hypothecate, assign, or otherwise dispose of, directly or indirectly, in whole or in part (each, a “Note Transfer”), any of its Unsecured Notes or any option thereon or any right therein or any other claims against the Debtors (including granting any proxies, depositing any of its Unsecured Notes or any other claims against the Debtors into a voting trust, or entering into a voting agreement with respect to any such Unsecured Notes or such other claims against the Debtors), unless the transferee thereof either (i) is a Consenting Unsecured Noteholder that is not in breach of this Agreement, or (ii) prior to, or contemporaneous with, such Note Transfer, agrees in writing for the benefit of the Parties to become a Party and to be bound by all of the terms of this Agreement applicable to Consenting Unsecured Noteholders (including with respect to any and all claims it already may hold against the Debtors prior to such Note Transfer) by executing a Joinder Agreement in the form attached hereto as Exhibit B and delivering an executed copy thereof within five (5) days of such execution, to Mercuria, the Debtors, and the Committee at the addresses listed in Section 19 hereof, in which event (A) the transferee shall be deemed to be a Consenting Unsecured Noteholder hereunder to the extent of such transferred rights and obligations and any and all other claims it already may hold against the Debtors and (B) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations (such transferee a “Permitted Note Transferee”). Any transfer made while this Agreement remains in effect in violation of this provision shall be void ab initio.

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(ii)        AmEx agrees that it shall not sell, transfer, loan, issue, pledge, hypothecate, assign, or otherwise dispose of, directly or indirectly, in whole or in part (each an “Amex Claim Transfer”), any portion of the AmEx Claims or any option thereon or any right therein or any other claims against the Debtors (including granting any proxies, depositing any of the AmEx Claims or any other claims against the Debtors into a voting trust, or entering into a voting agreement with respect to the AmEx Claims or such other claims against the Debtors), unless the transferee thereof either (i) is a Consenting Unsecured Noteholder that is not in breach of this Agreement, or (ii) prior to, or contemporaneous with, such AmEx Claim Transfer, agrees in writing for the benefit of the Parties to become a Party and to be bound by all of the terms of this Agreement applicable to AmEx (including with respect to any and all claims it already may hold against the Debtors prior to such AmEx Claim Transfer) by executing a Joinder Agreement in the form attached hereto as Exhibit C and delivering an executed copy thereof within five (5) days of such execution, to the Mercuria, the Debtors, and the Committee at the addresses listed in Section 19 hereof, in which event (A) the transferee shall be deemed to be a Party hereunder to the extent of such transferred rights and obligations and any and all other claims it already may hold against the Debtors and (B) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. Any transfer made while this Agreement remains in effect in violation of this provision shall be void ab initio.

(iii)       Mercuria agrees that it shall not sell, transfer, loan, issue, pledge, hypothecate, assign, or otherwise dispose of, directly or indirectly, in whole or in part (each, a “Mercuria Claim/Interest Transfer” and together with a Note Transfer and an AmEx Claim Transfer, a “Transfer”), any portion of any claims or Interests Mercuria may have against the Debtors (the “Mercuria Claims/Interests”) or any option thereon or any right therein or any other claims against or Interests in the Debtors (including granting any proxies, depositing any of its Mercuria Claims/Interests or any other claims against or Interests in the Debtors into a voting trust, or entering into a voting agreement with respect to any such Mercuria Claims/Interests or such other claims against or Interests in the Debtors), unless the transferee thereof either (i) is a Consenting Unsecured Noteholder that is not in breach of this Agreement, or (ii) prior to, or contemporaneous with, such Mercuria Claim/Interest Transfer, agrees in writing for the benefit of the Parties to become a Party and to be bound by all of the terms of this Agreement applicable to Mercuria (including with respect to any and all claims and Interests it already may hold against the Debtors prior to such Mercuria Claim/Interest Transfer) by executing a Joinder Agreement in the form attached hereto as Exhibit C and delivering an executed copy thereof within five (5) days of such execution, to Mercuria, the Debtors, and the Committee at the addresses listed in Section 19 hereof, in which event (A) the transferee shall be deemed to be a Party hereunder to the extent of such transferred rights and obligations and any and all other claims or Interests it already may hold against the Debtors and (B) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. Any transfer made while this Agreement remains in effect in violation of this provision shall be void ab initio.

(b)        Notwithstanding anything to the contrary herein, a Qualified Marketmaker that acquires any Unsecured Notes from a Consenting Unsecured Noteholder with the sole purpose and intent of acting as a Qualified Marketmaker for such Unsecured Notes, shall not be required to execute and deliver a Joinder Agreement or otherwise agree to be bound by the terms and conditions set forth in this Agreement if such Qualified Marketmaker Transfers such Unsecured Notes (by purchase, sale, assignment, participation, or otherwise) as soon as reasonably practicable, and in no event later than fifteen (15) days of its acquisition, to a Permitted Note Transferee. As used herein, the term “Qualified Marketmaker” means an entity that (a) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Unsecured Notes (or enter with customers into long and short positions in Unsecured Notes), in its capacity as a dealer or market maker in Unsecured Notes and (b) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

(c)        Additional Unsecured Notes. This Agreement shall in no way be construed to preclude any Party from acquiring additional Unsecured Claims or any other claims against or interests in the Debtors. To the extent any Party acquires additional Unsecured Notes or other claims against or interests in the Debtors, then, in each case, each such Party shall promptly notify (in no event later than five (5) days thereafter) Mercuria, the Debtors, and the Committee in accordance with Section 19 hereof, and each such Party agrees that such Unsecured Claims or other claims or interests shall be subject to this Agreement.

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Section 7.              Representations and Warranties.

(a)           Mutual Representations and Warranties. Each Party (except for the Committee with respect to Section 7(a)(i)), severally and not jointly, represents and warrants to the other Parties that the following statements are true, correct, and complete as of the date hereof (or as of the date a Consenting Unsecured Noteholder becomes a Party hereto):

(i)        Power and Authority. Such Party is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all requisite corporate, partnership, limited liability company, or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder; and the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder have been duly authorized by all necessary corporate, limited liability company, partnership, or other similar action on its part;

(ii)       No Conflict. The execution, delivery, and performance by such Party of this Agreement does not and will not (A) violate any provision of law, rule, or regulation applicable to it or any of its subsidiaries or its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries, or (B) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party;

(iii)      No Consent or Approval. The execution, delivery, and performance by such Party of this Agreement does not and will not require any registration or filing with, consent or approval of, or notice to, or other action, with or by, any federal, state, or governmental authority or regulatory body, except such filings as may be necessary and/or required by the United States Securities and Exchange Commission; and

(iv)      Enforceability. This Agreement is the legally valid and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability or a ruling of the Bankruptcy Court.

(b)           Additional Representations of Consenting Unsecured Noteholders. Each Consenting Unsecured Noteholder, severally and not jointly, represents and warrants to the other Parties that the following statements are true, correct, and complete as of the date hereof (or as of the date a Consenting Unsecured Noteholder becomes a party hereto):

(i)        Consenting Unsecured Noteholder Ownership. Such Consenting Unsecured Noteholder (A) is the beneficial owner of not less than the aggregate principal amount of Unsecured Notes set forth below its name on its signature page hereto (or below its name on the signature page of a Joinder Agreement for any Consenting Unsecured Noteholder that becomes a party hereto after the date hereof), and/or (B) has, with respect to the beneficial owners of such Unsecured Notes, (1) sole investment or voting discretion with respect to such Unsecured Notes, (2) full power and authority to vote on and consent to matters concerning such Unsecured Notes or to exchange, assign, and transfer such Unsecured Notes, and (3) full power and authority to bind or act on the behalf of such beneficial owners; and

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(ii)       Accredited Eligible Participants. Although none of the Parties intends that this Agreement should constitute, and they each believe it does not constitute, an offering of securities, such Consenting Unsecured Noteholder is either (A) a qualified institutional buyer, located in the United States, as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”) or (B) a non-U.S. person in offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act and who also is an “institutional account” within the meaning of FINRA Rule 4512(c).

(c)           Additional Representations of AmEx. AmEx represents and warrants to the other Parties that the following statements are true, correct, and complete as of the date hereof:

(i)        AmEx Claim Ownership. AmEx (A) is the beneficial owner of the AmEx Claim in the amount set forth below its name on its signature page hereto and/or (B) has (1) sole voting discretion with respect to such AmEx Claims, and (2) full power and authority to vote on and consent to matters concerning the AmEx Claim or to exchange, assign, and transfer such AmEx Claim.

Section 8.            Termination of Agreement.

(a)          Debtor Termination Events. The Debtors may terminate this Agreement upon delivery to Mercuria, the Committee, AmEx and the Consenting Unsecured Noteholders of a written notice in accordance with Section 19 hereof at any time upon, after the occurrence of, and during the continuation of, any of the following events (each, a “Debtor Termination Event”):

(i)        the termination of this Agreement by (a) Mercuria, (b) the Committee, or (c) the Consenting Unsecured Noteholders;

(ii)       the breach by Mercuria or the Committee of any of their respective representations, warranties, or covenants or other provision contained in this Agreement, in any material respect, which breach remains uncured for a period of five (5) Business Days after the receipt by Mercuria, the Committee, AmEx and the Consenting Unsecured Noteholders of written notice of such breach from the Debtors; provided, however, that the Debtors may not seek to terminate this Agreement based upon a breach of this Agreement arising primarily out of the Debtors’ own actions in material breach of this Agreement;

(iii)      the Debtors determine, as set forth in Section 9 hereof, after consultation with legal counsel, that proceeding with the Restructuring would be inconsistent with an exercise of their fiduciary duties;

(iv)      the issuance, promulgation, or enactment by any governmental entity, including any regulatory or licensing authority or court of competent jurisdiction, of any statute, regulation, ruling or order declaring this Agreement or any material portion hereof to be unenforceable or enjoining or otherwise restricting the consummation of a material portion of the Restructuring, which action remains uncured for a period of five (5) Business Days after the receipt by the Parties of written notice of such event;

(v)      a trustee under section 1104 of the Bankruptcy Code or an examiner (with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code) shall have been appointed in the Chapter 11 Cases;

(vi)      the Chapter 11 Cases are converted to cases under chapter 7 of the Bankruptcy Code or the Chapter 11 Cases are dismissed by order of the Bankruptcy Court, which order has not otherwise been stayed; or

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(vii)     except to the extent the Debtors have waived such Milestone in accordance herewith, the failure to meet any of the Milestones.

(b)           Mercuria Termination Events. Mercuria may terminate this Agreement (each, a “Mercuria Termination Right”), in each case, upon delivery of written notice to the Debtors, the Committee, AmEx and Consenting Unsecured Noteholders in accordance with Section 19 hereof at any time upon, after the occurrence of, and during the continuation of, any of the following events (each, a “Mercuria Termination Event”):

(i)        the breach by the Debtors, the Committee, AmEx or any Consenting Unsecured Noteholder of any obligation, representation, warranties, covenants, or other provision contained in this Agreement in any material respect, which breach remains uncured for a period of five (5) Business Days after the receipt by the Debtors, the Committee, AmEx and the Consenting Unsecured Noteholders of written notice of such breach from the Mercuria; provided, however, that Mercuria may not seek to terminate this Agreement based upon a breach of this Agreement arising primarily out of Mercuria’s own actions in material breach of this Agreement; and provided, further, that so long as non-breaching Consenting Unsecured Noteholders party hereto continue to hold at least 50.1% of the outstanding Notes Claims, such termination shall be effective only with respect to such breaching Consenting Unsecured Noteholders;

(ii)       the termination of this Agreement by (a) the Debtors, (b) the Committee, or (c) the Consenting Unsecured Noteholders;

(iii)      the Debtors file or prosecute any chapter 11 plan of reorganization that is not an RSA Plan;

(iv)      the issuance, promulgation, or enactment by any governmental entity, including any regulatory or licensing authority or court of competent jurisdiction, of any statute, regulation, ruling or order declaring this Agreement or any material portion hereof to be unenforceable or enjoining or otherwise restricting the consummation of a material portion of the Restructuring, which action remains uncured for a period of five (5) Business Days after the receipt by the Parties of written notice of such event;

(v)      a trustee under section 1104 of the Bankruptcy Code or an examiner (with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code) shall have been appointed in the Chapter 11 Cases;

(vi)      the Chapter 11 Cases are converted to cases under chapter 7 of the Bankruptcy Code or the Chapter 11 Cases are dismissed by order of the Bankruptcy Court, which order has not otherwise been stayed;

(vii)     the Debtors, the Committee, AmEx or any Consenting Unsecured Noteholder publicly announces its intention to support to any Alternative Proposal;

(viii)    the Bankruptcy Court enters any order authorizing the use of cash collateral or incurrence of post-petition financing that is not acceptable to Mercuria;

(ix)       the Bankruptcy Court grants relief terminating, annulling, or modifying the automatic stay (as set forth in section 362 of the Bankruptcy Code) with regard to any assets of the Debtors having an aggregate fair market value in excess of $2,000,000 without the written consent of Mercuria; or

(x)        except to the extent Mercuria has waived such Milestone in accordance herewith, the failure to meet any of the Milestones.

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(c)           Consenting Unsecured Noteholder Termination Events. This Agreement may be terminated by the Consenting Unsecured Noteholders upon delivery to the Debtors, Mercuria, AmEx, and the Committee of a written notice in accordance with Section 19 hereof by Requisite Consenting Unsecured Noteholders, at any time upon, after the occurrence of, and during the continuation of, any of the following events (each, a “Consenting Unsecured Noteholder Termination Event”):

(i)        the termination of this Agreement by (a) the Debtors, (b) the Committee, or (c) Mercuria;

(ii)       the breach by the Debtors or Mercuria of any obligation, representation, warranties, covenants, or other provision contained in this Agreement in any material respect, which breach remains uncured for a period of five (5) Business Days after the receipt by Mercuria of written notice of such breach from the Committee or a Consenting Unsecured Noteholder; provided, however, that the Consenting Unsecured Noteholders may not seek to terminate this Agreement based upon a breach of this Agreement arising primarily out of the Consenting Unsecured Noteholders’ own actions in material breach of this Agreement;

(iii)      the issuance, promulgation, or enactment by any governmental entity, including any regulatory or licensing authority or court of competent jurisdiction, of any statute, regulation, ruling or order declaring this Agreement or any material portion hereof to be unenforceable or enjoining or otherwise restricting the consummation of a material portion of the Restructuring, which action remains uncured for a period of five (5) Business Days after the receipt by the Parties of written notice of such event;

(iv)      a trustee under section 1104 of the Bankruptcy Code or an examiner (with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code) shall have been appointed in the Chapter 11 Cases;

(v)       the Chapter 11 Cases are converted to cases under chapter 7 of the Bankruptcy Code or the Chapter 11 Cases are dismissed by order of the Bankruptcy Court, which order has not otherwise been stayed; or

(vi)      except to the extent the Required Consenting Unsecured Noteholders have waived such Milestone in accordance herewith, the failure to meet any of the Milestones.

(d)           AmEx Termination Events. This Agreement may be terminated by AmEx, solely as to itself, upon delivery to the Debtors, Mercuria, Consenting Unsecured Noteholders and the Committee of a written notice in accordance with Section 19 hereof, at any time upon, after the occurrence of, and during the continuation of, any of the following events (each, an “AmEx Termination Event”):

(i)        the termination of this Agreement by (a) the Debtors, (b) Mercuria, (c) the Committee; or (d) the Consenting Unsecured Noteholders;

(ii)       the breach by the Debtors or Mercuria of any obligation, representation, warranties, covenants, or other provision contained in this Agreement in any material respect, which breach remains uncured for a period of five (5) Business Days after the receipt by the Debtors and Mercuria of written notice of such breach from the Committee, AmEx or a Consenting Unsecured Noteholder; provided, however, that AmEx may not seek to terminate this Agreement based upon a breach of this Agreement arising primarily out of AmEx’s own actions in material breach of this Agreement;

(iii)      the issuance, promulgation, or enactment by any governmental entity, including any regulatory or licensing authority or court of competent jurisdiction, of any statute, regulation, ruling or order declaring this Agreement or any material portion hereof to be unenforceable or enjoining or otherwise restricting the consummation of a material portion of the Restructuring, which action remains uncured for a period of five (5) Business Days after the receipt by the Parties of written notice of such event;

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(iv)      a trustee under section 1104 of the Bankruptcy Code or an examiner (with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code) shall have been appointed in the Chapter 11 Cases;

(v)       the Chapter 11 Cases are converted to cases under chapter 7 of the Bankruptcy Code or the Chapter 11 Cases are dismissed by order of the Bankruptcy Court, which order has not otherwise been stayed; or

(vi)      except to the extent AmEx has waived such Milestone in accordance herewith, the failure to meet any of the Milestones.

(e)           Committee Termination Events. This Agreement may be terminated by the Committee upon delivery to the Debtors, Mercuria, AmEx and the Consenting Unsecured Noteholders of a written notice in accordance with Section 19 hereof at any time upon, after the occurrence of, and during the continuation of, any of the following events (each, a “Committee Termination Event”):

(i)        the termination of this Agreement by the (a) Debtors or (b) Mercuria;

(ii)       the breach by the Debtors or Mercuria of any of their respective representations, warranties, or covenants or other provision contained in this Agreement, in any material respect, which breach remains uncured for a period of five (5) Business Days after the receipt by the Debtors, Mercuria, AmEx and the Consenting Unsecured Noteholders of written notice of such breach from the Committee; provided, however, that the Committee may not seek to terminate this Agreement based upon a breach of this Agreement arising primarily out of the Committee’s own actions in material breach of this Agreement;

(iii)      the Committee determines, as set forth in Section 9 hereof, after consultation with legal counsel, that proceeding with the Restructuring would be inconsistent with an exercise of its fiduciary duties;

(iv)      the issuance, promulgation, or enactment by any governmental entity, including any regulatory or licensing authority or court of competent jurisdiction, of any statute, regulation, ruling or order declaring this Agreement or any material portion hereof to be unenforceable or enjoining or otherwise restricting the consummation of a material portion of the Restructuring, which action remains uncured for a period of five (5) Business Days after the receipt by the Parties of written notice of such event;

(v)       a trustee under section 1104 of the Bankruptcy Code or an examiner (with expanded powers beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code) shall have been appointed in the Chapter 11 Cases;

(vi)      the Chapter 11 Cases are converted to cases under chapter 7 of the Bankruptcy Code or the Chapter 11 Cases are dismissed by order of the Bankruptcy Court, which order has not otherwise been stayed; or

(vii)     except to the extent the Committee has waived such Milestone in accordance herewith, the failure to meet any of the Milestones.

(f)        Mutual Termination; Automatic Termination. This Agreement may be terminated by written agreement among all of the Debtors, Mercuria, the Committee, AmEx and the Requisite Consenting Unsecured Noteholders. Notwithstanding anything in this Agreement to the contrary, this Agreement shall terminate automatically upon the later of (i) the Effective Date of an RSA Plan; (ii) the expiration of the appeal period with respect to the Confirmation Order; or (iii) the conclusion of any and all appeals concerning the Confirmation Order.

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(g)        Effect of Termination. Upon the termination of this Agreement in accordance with this Section 8, and except as provided in Section 13 hereof, (i) this Agreement shall forthwith become void and of no further force or effect and each Party shall, except as provided otherwise in this Agreement, be immediately released from its liabilities, obligations, commitments, undertakings, and agreements under or related to this Agreement and shall have all the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to a Restructuring or otherwise, that it would have been entitled to take had it not entered into this Agreement, and (ii) any and all consents or votes tendered by the Consenting Unsecured Noteholders and AmEx for a chapter 11 plan of reorganization shall be void ab initio; provided, however, that in no event shall any such termination relieve a Party from liability for its breach or nonperformance of its obligations under this Agreement prior to the date of such termination. No Party may terminate this Agreement, and no Consenting Unsecured Noteholder may be counted among the Requisite Consenting Unsecured Noteholders for purposes of terminating this Agreement, if such Party failed to perform or comply in all material respects with the terms and conditions of this Agreement, and such failure to perform or comply caused, or resulted in, the occurrence of one or more termination events specified herein.

Section 9.           Fiduciary Duties

(a)        Nothing in this Agreement shall require (i) Aegean or any of its directors, managers, and officers in their capacities as such or (ii) the Committee, or any of its members, each in its capacity as such, to take or refrain from taking any action with respect to the Restructuring to the extent such person or persons reasonably determines, based on the advice of counsel, that taking, or refraining from taking, such action, as applicable, would be inconsistent with applicable law or its fiduciary obligations under applicable law.

(b)        Pursuit of an Alternative Proposal shall not be deemed in the exercise of the Debtors or the Committee’s applicable fiduciary duties unless such Alternative Proposal is, or is reasonably likely to lead to, a Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide Alternative Proposal that the Debtors or the Committee determines in good faith would, if consummated, result in a superior transaction to the Debtors and their estates and creditors than the transactions contemplated by this Agreement after consultation with its financial advisors and legal counsel, and based on advice of such counsel, and, taking into account (x) the likelihood and timing of consummation and (y) all material legal, financial (including the financing terms of any such proposal), conditionality, and other aspects of such proposal, in each case as compared to the transactions contemplated by this Agreement. For the avoidance of doubt, nothing in this Agreement shall limit AmEx from exercising its fiduciary duties in its capacity as a Committee member. For the avoidance of doubt, nothing herein shall prevent the Debtors or Committee, upon receipt of Alternative Proposal that is not deemed by them to be a Superior Proposal, from negotiating with the counterparty to such Alternative Proposal to develop a Superior Proposal. For further avoidance of doubt, notwithstanding anything to the contrary herein, any such Superior Proposal must provide for, upon its financial closing, the payment in full of all claims and obligations under, arising, or in connection with, the DIP Financing.

(c)        In the event the Debtors or the Committee, or any of its members, receives any Alternative Proposal or elects to pursue any Alternative Proposal in an exercise of its fiduciary duties, such Party shall promptly notify the Parties of the existence and material terms of such Alternative Proposal and whether or not the Debtors or the Committee, as applicable, believes such Alternative Proposal is a Superior Proposal. After the receipt of the material terms of such Alternative Proposal, if the Debtors or the Committee has indicated that it believes the Alternative Proposal is a Superior Proposal, Mercuria shall have three (3) Business Days5 to propose changes to the terms of this Agreement, including the Restructuring Term Sheet and any exhibits thereto. The Debtors and the Committee shall keep Mercuria and Consenting Unsecured Noteholders informed of any amendments, modifications or developments with respect to any Alternative Proposal, and, to the extent an Alternative Proposal is amended such that the Debtors or the Committee believes the Alternative Proposal is a Superior Proposal, Mercuria shall have three (3) Business Days from any such amendment to propose changes to the terms of this Agreement, including the Restructuring Term Sheet and any exhibits thereto.

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(d)        For the avoidance of doubt, Mercuria reserves all rights they have, including the right (if any) to challenge any exercise by the Debtors, the Committee, or any of its members of its respective fiduciary duties, including, but not limited to, the right to challenge whether an Alternative Proposal is a Superior Proposal.

Section 10.       Amendments and Waivers. This Agreement, including any exhibits or schedules hereto, may not be waived, modified, amended, or supplemented except in a writing signed by the Debtors, Mercuria, the Committee, AmEx and the Requisite Consenting Unsecured Noteholders; provided, however, that to the extent this Agreement has not been executed by the Debtors, it may be waived, modified, amended, or supplemented by a writing signed by Mercuria, the Committee, AmEx and the Requisite Consenting Unsecured Noteholders; provided further, however, that such waiver, modification, amendment, or supplement shall not require the signature of any Party to the extent the waiver, modification, amendment, or supplement does not impact such Party, provided, that, for the avoidance of doubt, all waivers, modification, amendments, or supplements shall require a writing signed by the Debtors, Mercuria, and the Committee.

Section 11.        Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)        This Agreement shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

(b)        Each of the Parties irrevocably agrees that any legal action, suit, or proceeding arising out of or relating to this Agreement brought by any Party or its successors or assigns shall be brought and determined in any federal or state court in the Borough of Manhattan, the City of New York. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such proceeding arising out of or relating to this Agreement or the Restructuring. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim, or otherwise, in any proceeding arising out of or relating to this Agreement or the Restructuring, that (i) the proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)        EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

[5]

“Business Day” means any day other than Saturday, Sunday, and any day that is a legal holiday or day on which banking institutions in New York, New York are authorized by the law or government to close.

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Section 12.      Specific Performance/Remedies. It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (including attorneys’ fees and costs) as the sole and exclusive remedy of any such breach, without the necessity of posting a bond or proving the inadequacy of money damages as a remedy, including an order of a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

Section 13.      Survival. Notwithstanding the termination of this Agreement pursuant to Section 8 hereof, the agreements and obligations of the Parties in Sections 7, 11, 12, 13, 15, 16, 17, 20, 21, 23, 24, 26, 27, and 29 hereof (and any defined terms used in any such Sections) shall survive such termination and shall continue in full force and effect in accordance with the terms herein; provided, however, that any liability of a Party for failure to comply with the terms of this Agreement shall survive such termination. For the avoidance of doubt, notwithstanding anything to the contrary herein, Section 27 shall survive in the event of termination of this Agreement pursuant to Section 8(a)(iii) or 8(e)(iii).

Section 14.      Headings. The headings of the sections, paragraphs, and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof or, for any purpose, be deemed a part of this Agreement.

Section 15.      Successors and Assigns; Severability; Several Obligations. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators, and representatives; provided, however, that nothing contained in this Section 15 shall be deemed to permit Transfers other than in accordance with the express terms of this Agreement. If any provision of this Agreement, or the application of any such provision to any person or entity or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof and this Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. The agreements, representations, and obligations of the Parties are, in all respects, ratable and several and neither joint nor joint and several.

Section 16.      No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity shall be a third-party beneficiary hereof.

Section 17.      Prior Negotiations; Entire Agreement. This Agreement, including the exhibits and schedules hereto, constitutes the entire agreement of the Parties, and supersedes all other prior negotiations, with respect to the subject matter hereof, except that the Parties acknowledge that any confidentiality agreements (if any) heretofore executed among the Parties shall continue in full force and effect pursuant to their terms.

Section 18.      Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same agreement. Execution copies of this Agreement may be delivered by facsimile or other electronic communication, which shall be deemed to be an original for the purposes of this paragraph.

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Section 19.      Notices. All notices hereunder shall be deemed given if in writing and delivered, if contemporaneously sent by electronic mail, facsimile, courier, or by registered or certified mail (return receipt requested) to the following addresses or electronic mail addresses:

(a)           If to the Debtors, to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Marc Kieselstein (email: marc.kieselstein@kirkland.com)

(b)           If to Mercuria, to:

Mercuria Asset Holdings (Hong Kong) Limited

c/o Mercuria Energy Group Limited

50 rue du Rhône

6th Floor

1204 Geneva, Switzerland

Attention: François Sornay

Email:

fsornay@mercuria.com

with copies (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, NY 10005

Attention: Abhilash M. Raval, Scott Golenbock, and Lauren C. Doyle

Email:

ARaval@milbank.com

SGolenbock@milbank.com

LDoyle@milbank.com

Norton Rose Fulbright US LLP

2200 Ross Avenue Suite 3600

Dallas, TX 75201

Attention: Louis R. Strubeck Jr., Kristian Gluck and Greg Wilkes

Email:

Louis.strubeck@nortonrosefulbright.com

Kristian.gluck@nortonrosefulbright.com

Greg.wilkes@nortonrosefulbright.com

Mercuria Energy Trading, Inc.

20 E. Greenway Plaza

Suite 650

Houston, Texas 77046

Attn: Mark L. Greenberg

Email:

mgreenberg@mercuria.com

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(c)            If to a Consenting Unsecured Noteholders:

As set forth on such Consenting Noteholder’s signature page

(d)           If to AmEx:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:            Jane VanLare (e-mail: jvanlare@cgsh.com)

(e)          If to the Committee:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

Bank of America Tower

New York, NY 10036

Attention:              Ira S. Dizengoff (e-mail: idizengoff@akingump.com)

Philip C. Dublin (e-mail: pdublin@akingump.com)

Any notice given by delivery, mail, or courier shall be effective when received. Any notice given by facsimile or electronic mail shall be effective upon oral, machine, or electronic mail (as applicable) confirmation of transmission.

Section 20.           Reservation of Rights; No Admission.

Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each of the Parties to protect and preserve its rights, remedies, and interests, including without limitation, its claims against any of the other Parties (or their respective affiliates or subsidiaries) or its full participation in any Chapter 11 Case. This Agreement is part of a proposed settlement of matters that could otherwise be the subject of litigation among the Parties. Pursuant to Rule 408 of the Federal Rule of Evidence, any applicable state rules of evidence, and any other applicable law, foreign or domestic, this Agreement, and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert.

Section 21.         No Solicitation; Representation by Counsel; Adequate Information.

(a)         This Agreement is not and shall not be deemed to be a solicitation to tender or exchange any of the Unsecured Notes.

(b)         Each Party acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

Section 22.         Confidential Information. Notwithstanding anything in this Agreement to the contrary, if the Debtors or the Mercuria determine that any information (whether written or oral) required to be delivered under this Agreement is material nonpublic information within the meaning of Regulation FD of the Exchange Act (“MNPI”), the Debtors and Mercuria shall not be obligated to deliver any such MNPI to any Party unless and until such Party has executed a confidentiality agreement or is otherwise subject to confidentiality obligations, subject to customary exceptions, obligating such Party to keep confidential and not disclose, subject to customary exceptions, any such MNPI for a reasonable period.

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Section 23.       Nondisclosure of Consenting Unsecured Noteholder Information. Notwithstanding anything in this Agreement to the contrary, unless required by applicable law or regulation, the Parties agree to keep confidential the amount of all claims in the Debtors held (beneficially or otherwise) by any Consenting Unsecured Noteholder absent the prior written consent of such Consenting Unsecured Noteholder; and if such announcement or disclosure is so required by law or regulation, the disclosing Party shall provide each affected Consenting Unsecured Noteholder with advance notice of the intent to disclose and shall afford each of the affected Consenting Unsecured Noteholders a reasonable opportunity to review and comment upon any such announcement or disclosure prior to the disclosing Party making such announcement or disclosure. If a Party determine that it is required to attach a copy of this Agreement to any document to be publicly filed, such Party will redact any reference to the amount of a specific Consenting Unsecured Noteholder’s claims and interests in the Debtors and such Consenting Unsecured Noteholder’s notice information. The foregoing shall not prohibit any Party from disclosing the aggregate claims or interests of all Consenting Unsecured Noteholders.

Section 24.     No Admissions. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert. This Agreement and the Definitive Documents are part of a proposed settlement of a dispute among the Parties. Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding involving enforcement of the terms of this Agreement.

Section 25.     Email Consents. Where a written consent, acceptance, approval, or waiver is required pursuant to or contemplated by this Agreement, including a written approval by Aegean, Mercuria, the Committee, AmEx or the Consenting Unsecured Noteholder, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel to the Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including electronic mail) between each such counsel without representations or warranties of any kind on behalf of such counsel.

Section 26.     Automatic Stay. The automatic stay arising pursuant to section 362 of the Bankruptcy Code shall be deemed waived or modified for purposes of providing notice, if any, hereunder, including any notice of termination to the Debtors by any Party.

Section 27.     Debtor Stipulations. Upon the Debtors’ termination of this Agreement pursuant to Section 8(a)(iii) or the Committee’s termination pursuant to Section 8(e)(iii), the Parties agree that the stipulations in favor of Mercuria set forth in Paragraph G of the Final DIP Order shall be irrevocably binding on, and enforceable against, all persons and parties in interest, including the Committee, the Consenting Unsecured Noteholders, AmEx and any examiner or trustee appointed in these cases or conversion of these cases under chapter 7 of the Bankruptcy Code. For the avoidance of doubt, upon the Debtors’ termination of this Agreement pursuant to Section 8(a)(iii) or the Committee’s termination of this Agreement pursuant to Section 8(e)(iii), any and all rights of the Committee and any party in interest, including the Consenting Unsecured Noteholders and AmEx, under Section 4.1 of the Final DIP Order shall be extinguished.

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Section 28.     Litigation Standstill. The Debtors, the Committee, Mercuria, Amex and the Consenting Unsecured Noteholders shall cease and desist from any and all ongoing litigation activities with respect to one another, including discovery requests, review of documents produced in discovery, depositions, preparation of expert witnesses or expert reports, investigating or researching of objections, claims, causes of action, lien validity or challenges, or other similar actions, and preparation of pleadings or other documents in connection with any of the foregoing with respect to the Restructuring, approval of the DIP Financing, and any Challenge (as defined in the Final DIP Order) (the foregoing being the “Litigation Standstill”). The Debtors, Mercuria, the Committee, Amex and the Consenting Unsecured Noteholders shall coordinate any other litigation activities in connection with the Chapter 11 Cases so as to minimize costs to the Debtors’ estates.

Section 29.     No Restraint on DIP Financing. Notwithstanding anything to contrary herein, nothing in this Agreement shall prohibit the right of Mercuria to exercise any right or remedy in accordance with the definitive documents for the DIP Financing.

[Remainder of Page Intentionally Left Blank]

19

IN WITNESS WHEREOF, Aegean Marine Petroleum Network Inc., on behalf of itself and each of the Debtors, has executed this Agreement as of the date and year first written above.

AEGEAN MARINE PETROLEUM NETWORK INC.

By:	/s/ Tyler Baron
Name:	Tyler Baron
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Mercuria’s Signature Pages to the Restructuring Support Agreement

Mercuria Asset Holdings (Hong Kong) Limited

By:	/s/ Henry Birt
Name:	Henry Birt
Title:	Director

Address:
Jumeirah Lake Towers Unit N Almas
63-A-l Almas Tower – Plot N JTL-PH1-A0
Dubai C0

[Mercuria’s Signature Pages to the Restructuring Support Agreement]

Mercuria Energy Group Limited

By:	/s/ Henry Birt
Name:	Henry Birt
Title:	Director

Address:
Simou Menardou 8
Ria Court 8 - Office 302
6015 Larnaca
Cyprus

[Mercuria’s Signature Pages to the Restructuring Support Agreement]

Mercuria US Asset Holdings LLC

By:	/s/ Marty Bredehoft
Name:	Marty Bredehoft
Title:	Treasurer

Address:
20 E. Greenway Plaza
Suite 650
Houston, Texas 77046

[Mercuria’s Signature Pages to the Restructuring Support Agreement]

Mercuria Energy Trading S.A.

By:	/s/ Guillaume Vermersch
Name:	Guillaume Vermersch
Title:	Director Mercuria Energy Trading S.A.

Address:
50 rue du Rhône
6th Floor
1204 Geneva, Switzerland

[Mercuria’s Signature Pages to the Restructuring Support Agreement]

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

Callaway Capital Management, LLC

By:	/s/ Daniel Freifeld
Name:	Daniel Freifeld
Title:	Managing Member

Aggregate Principal Amount Owned of:
4.00% Notes: $ 4.25% Notes: $

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

AQR Absolute Return Master Account, L.P.

By:	/s/ William J. Fenrich
Name:	William J. Fenrich
Title:	Authorized Signatory

Aggregate Principal Amount Owned of:

4.00% Notes: $ 4.25% Notes: $

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

AQR Funds – AQR Diversified Arbitrage Funds

By:	/s/ William J. Fenrich
Name:	William J. Fenrich
Title:	Authorized Signatory

Aggregate Principal Amount Owned of:

4.00% Notes: $ 4.25% Notes:

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

CROSS SOUND MANAGEMENT LLC

By:	/s/ David Dunn
Name:	David Dunn
Title:	Managing Partner

Aggregate Principal Amount Owned of:

4.00% Notes: $ 4.25% Notes: $

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

DeepCurrents Investment Group LLC,

As (i) investment manager to DCIG Capital Master Fund LP (“DCIG”), with respect to all Unsecured Notes held by DCIG, and (ii) investment manager with respect to certain assets held by Verition Multi-Strategy Master Fund Ltd (“Verition”), including Unsecured Notes held by Verition, but only to the extent, and only during the period, that it has trading authority with respect to such Unsecured Notes.

By:	/s/ Christopher Walsh
Name:	Christopher Walsh
Title:	Chief Operating Officer

Aggregate Principal Amount Owned of:

4.00% Notes: 4.25% Notes:

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

GEODE DIVERSIFIED FUND, a segregated account of Geode Capital Master Fund Ltd.

By: Geode Capital Management LP, its investment manager

By:	/s/ Jeffrey S. Miller
Name:	Jeffrey S. Miller
Title:	Chief Operation Officer

Aggregate Principal Amount Owned of:

4.00% Notes: 4.25% Notes:

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

LION POINT MASTER, LP

By:	/s/ James Murphy
Name:	James Murphy
Title:	COO/CFO

Aggregate Principal Amount Owned of:

4.00% Notes: $ 4.25% Notes: $

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ Thomas Pernetti
Name:	Thomas Pernetti
Title:	Senior Managing Director

Aggregate Principal Amount Owned of:

4.00% Notes: $ 4.25% Notes: $

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

SUNRISE PARTNERS LIMITED PARTNERSHIP

By:	/s/ Douglas W. Ambrose
Name:
Title:

Aggregate Principal Amount Owned of:

4.00% Notes: $_ 4.25% Notes: $_

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

Phoenix Investment Adviser LLC, for and on behalf of JLP Credit Opportunity Master Fund, LTD Mercer QIF Fund PLC JLP Credit Opportunity IDF Series Interests

By:	/s/ Lance Friedler
Name:	Lance Friedler
Title:	Gernal Counsel

Aggregate Principal Amount Owned of:

4.00% Notes: $_ 4.25% Notes: $_

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

SILVERBACK ASSET MANAGEMENT

By:	/s/ Robert Barron
Name:	Robert Barron
Title:	Portfolio Manager

Aggregate Principal Amount Owned of:

4.00% Notes: 4.25% Notes:

Notice Information:

IN WITNESS WHEREOF, the undersigned Consenting Unsecured Noteholder has executed this Agreement as of the date and year first written above.

WELLESLEY ASSET MANAGEMENT

By:	/s/ Jim Buckham
Name:	Jim Buckham
Title:	Portfolio Manager

Aggregate Principal Amount Owned of:

4.00% Notes: $_ 4.25% Notes: $_

IN WITNESS WHEREOF, Akin Gump Strauss Hauer & Feld LLP, solely in its capacity as counsel to the Committee has executed this Agreement as of the date and year first written above based on the unanimous consent of the members of the Committee, solely in their capacities as such.

AKIN GUMP STRAUSS HAUER & FELD LLP

By:	/s/ Philip C. Dublin
Name:	Philip C. Dublin
Title:	Partner

EXHIBIT A

RESTRUCTURING TERM SHEET

AMERICAS 97017268

IN RE: AEGEAN MARINE PETROLEUM NETWORK INC., et al.

Restructuring Term Sheet

This term sheet (the “Term Sheet”) sets forth the principal terms of a proposed restructuring (the “Restructuring”) of Aegean Marine Petroleum Network Inc. (“AMPNI,” or the “Company”), whereby Mercuria Energy Group Limited (“Mercuria”) commits to (a) purchase 100% of the New Common Equity in Reorganized AMPNI as set forth herein; and (b) provide for the creation of a litigation trust (the “Litigation Trust”) that will hold and prosecute the Litigation Claims (as defined below).

The Restructuring is intended to be memorialized in a restructuring support agreement (the “RSA”)1 and shall be implemented through the confirmation of a chapter 11 plan of reorganization (the “Plan”) filed in the chapter 11 proceedings (the “Chapter 11 Cases”) of AMPNI and its debtor subsidiaries (the “Subsidiary Debtors,” and together with AMPNI, the “Debtors”) pending in the United States Bankruptcy Court for the Southern District of New York (the “Court”). Under the Plan (1) all of the Debtors’ senior secured term loan debt would be reinstated, paid in full or receive such other treatment as is agreed to by the holder of such senior secured term loan debt and Mercuria and (2) AMPNI’s unsecured creditors would receive their pro rata share of (a) $40 million in cash and (b) Class A interests in the Litigation Trust entitled to 100% of recoveries on the Litigation Claims (after the first $18 million recovered is paid to the entities that provide funding to the Litigation Trust).

The transactions contemplated in this Term Sheet are subject in all respects to the negotiation, execution, and delivery of Definitive Documentation.

THIS TERM SHEET DOES NOT CONSTITUTE (NOR SHALL IT BE CONSTRUED AS) AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY PLAN, IT BEING UNDERSTOOD THAT SUCH A SOLICITATION, IF ANY, ONLY WILL BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF ALL APPLICABLE LAW. THIS TERM SHEET DOES NOT ADDRESS ALL TERMS THAT WOULD BE REQUIRED IN CONNECTION WITH ANY POTENTIAL TRANSACTIONS REFERENCED HEREIN AND THE ENTRY INTO OR THE CREATION OF ANY BINDING AGREEMENT IS SUBJECT TO THE EXECUTION OF DEFINITIVE DOCUMENTATION IN FORM AND SUBSTANCE CONSISTENT WITH THIS TERM SHEET AND OTHERWISE REASONABLY ACCEPTABLE TO MERCURIA, THE DEBTORS, THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS (THE “CREDITORS’ COMMITTEE”), AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (“AMEX”), AND THE REQUIRED CONSENTING UNSECURED NOTEHOLDERS (AS SUCH TERM IS DEFINED IN THE RSA). THIS TERM SHEET HAS BEEN PRODUCED FOR DISCUSSION AND SETTLEMENT PURPOSES ONLY AND IS SUBJECT TO THE PROVISIONS OF RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND OTHER SIMILAR APPLICABLE STATE AND FEDERAL RULES PROTECTING THE USE OR DISCLOSURE OF INFORMATION EXCHANGED IN THE CONTEXT OF SETTLEMENT DISCUSSIONS.

1 Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such term in the RSA.

OVERVIEW
Initial Parties to Term Sheet	(a) Mercuria (b) The Debtors; (c) The Creditors’ Committee; (d) AmEx; and (e) The Consenting Unsecured Noteholders
Restructuring Support Agreement

The Debtors, Mercuria, the Creditors’ Committee, AmEx, and the Consenting Unsecured Noteholders shall execute an RSA memorialzing the terms of this Term Sheet.

The RSA will be effective and binding on Mercuria, the Creditors’ Committee, AmEx, and the Consenting Unsecured Noteholders upon execution. The RSA shall be terminable by Mercuria if the Debtors do not execute the RSA by December 15, 2018; provided, that the RSA will not be binding as to the Debtors until the RSA is approved by the Court, if applicable.

The RSA shall provide that the parties thereto shall support, and not oppose or interfere with, the confirmation and consummation of the Plan implementing the terms hereof and containing such other terms and conditions as are necessary and appropriate to implement the Restructuring as may be agreed to by Mercuria, the Debtors, the Creditors’ Committee, AmEx, and the Consenting Unsecured Noteholders, subject to the Debtors’ and Creditors’ Committee’s respective fiduciary duties.

Implementation	The Debtors, Mercuria, the Consenting Unsecured Noteholders, AmEx, and the Creditors’ Committee will cooperate with each other in good faith and use commercially reasonable efforts to (i) draft and finalize the Definitive Documentation, including but not limited to the Plan; (ii) take all actions reasonably necessary in connection therewith to ensure compliance with applicable law; and (iii) take all actions reasonably necessary to ensure that the Restructuring is consummated in a tax efficient manner.
DIP Financing Facility	The RSA shall require that the Debtors obtain an order from the Court, substantially in the form attached hereto as Exhibit A (the “DIP Financing Order”) approving the DIP credit agreements (the “DIP Credit Agreements”) annexed hereto as Exhibits B and C.
PLAN OVERVIEW
Debt to be Restructured	The Plan shall provide for the restructuring of the following funded debt obligations of the Debtors:
• The up to $235,000,000 principal outstanding under the U.S. DIP Documents (as defined in the DIP Financing Order), of which no less than 125,380,320 was outstanding as of December 13, 2018 (the “U.S. DIP Facility”);

2

•	The up to $300,000,000 principal outstanding under the Global DIP Documents (as defined in the DIP Financing Order), of which no less than 204,714,618 was outstanding as of December 13, 2018 (the “Global DIP Facility” and together with the U.S. DIP Facility, the “DIP Facilities”);
•	$249,569,260 aggregate principal outstanding as of the Petition Date under that certain Facility Agreement for a Borrowing Base Facility, dated as of November 30, 2017 (as amended, restated, modified, or supplemented from time to time), by and among Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., Aegean Bunkering Germany GmbH, OBAST Bunkering & Trading GmbH and Aegean Petroleum Uruguay S.A., as co-borrowers and guarantors, AMPNI, as guarantor, ABN AMRO Bank N.V., as arranger, documentation bank, facility agent, collateral management agent, security agent, and certain financial institutions, as lender, issuing banks, and overdraft banks thereto (the “Secured Global Credit Facility”);
•	$131,688,166 aggregate principal outstanding as of the Petition Date under that certain Second Amended and Restated Security Uncommitted Credit Agreement, dated as of August 3, 2017 (as amended, restated, modified, or supplemented from time to time), by and among Aegean Bunkering (USA) LLC, as borrower, ABN AMRO Capital USA, as administrative agent, collateral agent, syndication agent, BNP Paribas, as documentation agent, and the lender thereto (the “Secured U.S. Credit Facility,” together with the Global Credit Facility, the “Secured Credit Facilities”);
•	$13,500,000 aggregate principal outstanding under that certain Loan Agreement, dated as of November 30, 2017 (as amended, restated, modified, or supplemented from time to time), by and among Aegean Bunkering Services Inc., as borrower, AMPNI, Amorgos Maritime Inc., Kimolos Maritime Inc., Milos Shipping (Pte.) Ltd., Mykonos I Maritime Limited and Tinos Marine Inc., as co-guarantors, and Piraeus Bank S.A., as lender (the “2017 Secured Term Loan”);
•	$5,984,585 aggregate principal outstanding under that certain Loan Agreement, dated as of November 20, 2017 (as amended, restated, modified, or supplemented from time to time), by and among Aegean Bunkering Services Inc. and Nevado Navigation S.A., as co-borrowers, AMPNI, Aegean Management Services M.C., Aegean Ship III Maritime Company, Aegean Ship VIII Maritime Company, Aegean Ace Maritime Company and Aegean Tanking S.A., as co-guarantors, and Piraeus Bank S.A., as lender (the “2017 South Africa Secured Term Loan”);
•	$90,335,430 aggregate principal outstanding that certain Term Loan Facility Agreement, dated as of October 7, 2015 (as amended, restated, modified, or supplemented from time to time), by and among Aegean Oil Terminal Corporation, as borrower, AMPNI, as guarantor, United Arab Bank P.J.S.C., as agent, security agent and lender thereto (the “2015 Fujairah Secured Term Loan”);
3

•	$18,717,000 aggregate principal amount outstanding under that certain Loan Agreement, dated as of April 24, 2008 (as amended, restated, modified, or supplemented from time to time), by and among Kassos Navigation S.A., Symi Navigation S.A., Halki Navigation S.A. and Tilos Shipping (PTE.) LTD., as co-borrowers, AMPNI and Aegean Shipholdings Inc., as coguarantors, Aegean Baltic Bank S.A., as arranger, agent, security agent, account bank, and lender thereto (the “2008 Newbuilding Secured Term Loan”);
•	$9,158,800 aggregate principal amount outstanding under that certain Loan Agreement, dated as of July 5, 2007 (as amended, restated, modified, or supplemented from time to time), by and among Andros Marine Inc., Dilos Marine Inc., Ios Shipping Ltd, Sifnos Marine Inc. and Aegean VII Shipping Ltd., as co-borrowers, AMPNI, as guarantor, and Orix Investment and Management Private Ltd., as lender thereto (the “2007 Newbuilding Secured Term Loan”);
•	$33,459,740 aggregate principal amount outstanding under that certain Loan Agreement, dated as of October 1, 2006 (as amended, restated, modified, or supplemented from time to time), by and among Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Ios Marine Inc. and Kythira Marine S.A., as coborrowers, AMPNI, Aegean Shipholdings Inc., Aegean Breeze Maritime Company and Aegean Tiffany Maritime Company, as co-guarantors, Aegean Baltic Bank S.A., as arranger, agent, security agent, account bank, and lender thereto (the “First 2006 Newbuilding Secured Term Loan”);
•	$6,564,028 aggregate principal amount outstanding under that certain Loan Agreement, dated as of October 27, 2006 (as amended, restated, modified, or supplemented from time to time), by and among Tasman Seaways Inc. and Santon Limited, as co-borrowers, AMPNI and Aegean Bunkering Services Inc., as co-guarantors, and the National Bank of Greece S.A., as lender thereto (the “Second 2006 Newbuilding Secured Term Loan”);
•	$12,200,500 aggregate principal amount outstanding under that certain Loan Agreement, dated as of October 25, 2006 (as amended, restated, modified, or supplemented from time to time), by and among Eton Marine LTD., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, AMPNI, Aegean Shipholdings Inc. and Sealand Navigation Inc., as co-guarantors, and Aegean Baltic Bank S.A. as arranger, agent, security agent, account bank, and lender thereto (the “Third 2006 Newbuilding Secured Term Loan”);
•	$11,670,000 aggregate principal amount outstanding under that certain Loan Agreement, dated as of August 30, 2005 (as amended, restated, modified, or supplemented from time to time), by and among Kithnos Maritime Inc., Lefkas Marine S.A., Paros Maritime Inc., Santorini I Maritime Limited and Serifos Shipping (Pte.) Ltd., as co-borrowers, AMPNI, Aegean Shipholdings Inc., Aegean Bunkering Services Inc. and Tempest Shiptrade Ltd., as co-guarantors, and Aegean Baltic Bank S.A. as arranger, agent, security agent, account bank, and lender thereto (the “2005 Newbuilding Secured Term Loan”);
4

	•	$5,000,000 aggregate principal amount outstanding under that certain Loan Agreement, dated as of September 7, 2018 (as amended, restated, modified, or supplemented from time to time), by and among Aegean Marine Petroleum S.A., as borrower, AMPNI and I.C.S. Petroleum Limited, as co-guarantors, and Mercuria Energy Trading S.A., as lender thereto (the “2018 Barge Secured Term Loan,” together with the 2017 Secured Term Loan, 2017 South Africa Secured Term Loan, 2015 Fujairah Secured Term Loan Facility, 2008 New Building Secured Term Loan, 2007 Newbuilding Secured Term Loan, First 2006 Newbuilding Secured Term Loan, Second 2006 Newbuilding Secured Term Loan, Third 2006 Newbuilding Secured Term Loan, 2005 Newbuilding Secured Term Loan, 2018 Barge Secured Term Loan, the “Secured Term Loans”);
	•	4.00% unsecured convertible notes, $94,550,000 principal amount outstanding, issued pursuant to that certain Senior Indenture, dated as of October 23, 2013, by and among AMPNI, as issuer, and Deutsche Bank Trust Company Americas, as trustee (the “4.00% Notes”); and
	•	4.25% unsecured convertible notes, $172,500,000 principal amount outstanding, issued pursuant to that certain Indenture, dated as of December 19, 2016, by and among AMPNI, as issuer, and U.S. Bank National Association, as trustee (the “4.25% Notes,” together with the 4.00% Notes, the “Unsecured Notes” and the holders thereof, the “Unsecured Noteholders”).
Pro Forma Capital Structure	The Plan shall provide for the recapitalization of the reorganized Debtors (the “Reorganized Debtors”) on the effective date of the Plan (the “Effective Date”).
Treatment of Administrative and Priority Claims	On the Effective Date, all Allowed priority and administrative claims shall be paid in full in cash by the Reorganized Debtors through cash on hand, proceeds of the DIP Financing Facilities, and/or cash funded by Mercuria.
Treatment of DIP Claims and Secured Credit Facilities
On the Effective Date:

The DIP Financing Facilities and Secured Credit Facilities will be cancelled, deemed exchanged for the New Common Equity of Reorganized AMPNI, or otherwise satisfied or reinstated at Mercuria’s election to achieve a tax efficient structure.

Treatment of Secured Term Loan Claims	On the Effective Date, each Secured Term Loan shall, at Mercuria’s election, be reinstated, paid in cash in full, or receive such other treatment as is agreed to by the holder of such Secured Term Loan Claim and Mercuria.

5

Other Secured Claims	On the Effective Date, Allowed Other Secured Claims against the Debtors, if any, shall receive either (i) payment in cash in full of the unpaid portion of their Allowed Other Secured Claims, including any interest thereon required to be paid under section 506(b) of the Bankruptcy Code (or if payment is not then due, in accordance with the terms of such Allowed Other Secured Claims), (ii) reinstatement pursuant to section 1124 of the Bankruptcy Code, (iii) the collateral securing such Allowed Other Secured Claim, plus any interest thereon required to be paid under section 506(b) of the Bankruptcy Code, or (iv) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.
AMPNI Unsecured Claims	On the Effective Date, each general unsecured claim against AMPNI (the “AMPNI Unsecured Claims”)[2] shall receive its pro rata share of:
• $40 million in cash (the “Cash Payment”); and
• Class A Trust Units (which shall entitle the holders thereof to receive 100% of the recoveries from the Litigation Trust after the first $18 million recovered is paid to the entities that provide funding to the Litigation Trust until each Allowed AMPNI Unsecured Claim is paid in full, including postpetition interest at the applicable default contract rate for the period from the Petition Date through the Effective Date and if no such contract rate exists, at the federal judgment rate plus fees, costs, and expenses under such contract, if applicable (“Payment In Full”).
• Distributions to holders of Unsecured Notes of their pro rata share of the Cash Payment and the Class A Trust Units shall be made through the respective Trustees in accordance with the terms of the respective indentures, and the Plan shall contain standard provisions with respect thereto.
Subsidiary Debtor Unsecured Claims	In full satisfaction thereof, each holder of an unsecured claim Allowed against a debtor subsidiary of AMPNI (each a “Subsidiary Debtor”) will receive (i) payment in cash in full in the ordinary course or, at the option of the Debtors and with the consent of Mercuria, on the Effective Date, or (ii) receive such other treatment rendering them unimpaired on the Effective Date.
Section 510(b) Claims	On the Effective Date, the holders of Allowed Section 510(b) Claims against AMPNI, if any, shall be cancelled and holders of such Claims shall receive their pro rata share of the Class B Trust Units (which shall entitle the holders thereof to receive 100% of the recoveries from the Litigation Trust after Payment in Full of the holders of the Class A Trust Units).

2 The AMPNI Unsecured Claims shall include all claims in respect of the Unsecured Notes which shall be Allowed in the amount of $267,050,000 and the AmEx Claims, which shall be Allowed in the amount of $22,466,292.32.

6

Equity Interests in AMPNI	On the Effective Date, the holders of Allowed equity interests in AMPNI (including common stock, preferred stock and any options, warrants, profit interest units, or rights to acquire any equity interests) shall be cancelled and holders of such Claims shall receive their pro rata share of the Class B Trust Units (which shall entitle the holders thereof to receive 100% of the recoveries from the Litigation Trust after Payment in Full of the holders of the Class A Trust Units).
Intercompany Claims	On the Effective Date, Intercompany Claims shall be reinstated or cancelled and released at the option of Mercuria in consultation with the Debtors.
Intercompany Interests	On the Effective Date, Intercompany Interests shall be reinstated for administrative convenience, or cancelled as determined by Mercuria in consultation with the Debtors.
Litigation Trust

On the Effective Date, the Debtors shall transfer the Litigation Claims to a litigation trust (the “Litigation Trust”) to be formed pursuant to the Plan. The Litigation Trust shall be governed by a trust agreement (the “Litigation Trust Agreement”) in form and substance reasonably acceptable to Mercuria, the Debtors, and the Creditors’ Committee.

Except as otherwise agreed between Mercuria, the Debtors, and the Committee, the Plan shall include a definition of “Litigation Claims” as follows:

7

• “Litigation Claims” means all of the following claims and causes of action belonging to AMPNI or any direct or indirect debtor or non-debtor subsidiary thereof (“Subsidiary”), against any person or entity, and existing at any time on or prior to the Petition Date: (i) claims and causes of action relating to the events, circumstances, and conduct described in the June 4, 2018, and November 2, 2018, Form 6-K disclosures of AMPNI including conduct concerning improper accounting for or recordation of accounts receivable, as well as the right of AMPNI or any Subsidiary to the proceeds of or recovery in any suit, prosecution, investigation, settlement, enforcement proceeding, fine, penalty, or other proceeding or action by any government or governmental agency in connection with the foregoing; (ii) claims and causes of action relating to the construction and maintenance of Aegean Oil Terminal Corp.’s fuel oil terminal located in Fujairah, UAE, as well as the right of AMPNI or any Subsidiary to the proceeds of or recovery in any suit, prosecution, investigation, settlement, enforcement proceeding, fine, penalty, or other proceeding or action by any government or governmental agency in connection with the foregoing; (iii) claims and causes of action relating to misstated accounting records, fraudulent misappropriation of funds by Dimitris Melissanidis, claims against auditors and other professionals related to misappropriation of funds, any related conspiracy to defraud AMPNI or investors in AMPNI, claims against Quality Solutions related to construction fraud or other fraud, misconduct, malpractice, or other malfeasance by any director, officer, employee, or agent of AMPNI or a Subsidiary in connection with any of the foregoing; (iv) claims and causes of action brought by AMPNI and any Subsidiary, as Plaintiffs, against Hess Corporation, as Defendant, commenced in the Supreme Court of the State of New York, County of New York: Part 39, Index Number 653887/2014, including any appeals in connection with the foregoing; (v) claims and causes of action concerning unpaid invoices for marine fuels supplied through agreements entered into with O.W. Group and any affiliate thereof; (vi) claims and causes of action concerning HSFO product loaded from Petrotrin in Trinidad in December 2016; (vii) claims and causes of action arising from the repurchase of any equity interests in AMPNI; (viii) claims and causes of action against any of AMPNI’s or its Subsidiaries’ directors or officers or other person covered by applicable D&O insurance policies, including for breach of fiduciary duty; (ix) claims and causes of action against, and rights to proceeds from, any applicable D&O insurance policies; (x) claims and causes of action of AMPNI and any Subsidiary in connection with the Related Party Transactions described in the Form 20-F of AMPNI for the fiscal year ended December 31, 2016; and (xi) claims and causes of action arising under chapter 5 of the Bankruptcy Code, including claims to avoid and recover fraudulent transfers, provided, that any and all claims to avoid and recover preferential transfers shall remain property of the Reorganized Debtors and shall not be transferred to the Litigation Trust, which preference claims shall be released; provided further, that any and all potential claims or counterclaims against contractual counterparties and known or unknown tort claimants owned by the Debtors or Reorganized Debtors and not enumerated above shall not be contributed to the Litigation Trust and, on the Effective Date, shall be vested in the Reorganized Debtors; and provided further that any and all potential claims against Mercuria, its affiliates and customary related parties, or David Gallagher shall be released and shall not be transferred to the Litigation Trust.
The trustee for the Litigation Trust (the “Litigation Trustee”) shall be selected by a unanimous decision of the Creditors’ Committee and the Required Consenting Unsecured Noteholders acting together. The Litigation Trustee shall be compensated on terms acceptable to the Creditors’ Committee and the Required Consenting Unsecured Noteholders. The Litigation Trustee shall be a professional person or a financial institution having trust powers with experience administering other litigation trusts. The Litigation Trustee shall not have voting rights with respect to the governance of the Litigation Trust and shall retain professionals approved by (x) if determined prior to the Effective Date, a unanimous decision of the Creditors’ Committee and the Required Consenting Unsecured Noteholders acting together, and (y) if determined after the Effective Date, the unanimous consent of the Litigation Trust Advisory Board.
The Litigation Trust shall be governed by a “Litigation Trust Advisory Board” consisting of 3 members. which shall be selected jointly by the Creditors’ Committee and the Required Consenting Unsecured Noteholders.
8

The Debtors shall be permitted to appoint a single ex officio member of the Litigation Trust Advisory Board who shall not have voting rights. If and when the holders of Class A Trust Units have received Payment in Full, the members appointed by the Creditors’ Committee and Required Consenting Unsecured Noteholders may be replaced by new members designated by the Class B Trust Units.

The members of the Litigation Trust Advisory Board shall not be entitled to compensation for service on the Litigation Trust Advisory Board.

Litigation Trust Units shall be passive and shall not have voting, consent or other shareholder-like control rights with respect to the Litigation Trust.

The Litigation Trust shall be a pass-through entity for tax purposes.

Litigation Trust Units may be structured not to be securities and may or may not be transferable, in each case subject to applicable law and as otherwise determined by the unanimous approval of (x) prior to the Effective Date, the Creditors’ Committee and the Requisite Consenting Unsecured Noteholders, or (y) after the Effective Date, the Litigation Trust Advisory Board.

Each of the Litigation Trustee and each member of the Litigation Trust Advisory Board shall owe fiduciary duties to the holders of Litigation Trust Units of the type that an official committee of unsecured creditors would owe unsecured creditors, but shall have in place under the Litigation Trust Agreement applicable indemnity and waiver provisions to protect each such member from being personally liable for any claims or causes of action asserted by the holders of Litigation Trust Units, except for any clams of fraud, gross negligence, or willful misconduct.

Litigation Trust Loan/Payments from the Litigation Trust	Mercuria and the Debtors shall execute a litigation trust backstop commitment agreement, on terms and conditions acceptable to the Debtors, Mercuria, and the Creditors’ Committee (the “Litigation Trust Backstop Commitment Agreement”), pursuant to which Mercuria shall commit to provide $15 million to fund the Litigation Trust (the “Litigation Trust Loan”). All unsecured creditors at AMPNI who are parties to, or become party to the RSA prior to the Effective Date (including for the avoidance of doubt, the Consenting Unsecured Noteholders and AmEx) (the “RSA Creditor Parties”) shall have the pro rata right based on the allowed amount of their claims at AMPNI to contribute $15 million to fund the Litigation Trust Loan and shall have oversubscription rights. Mercuria shall fund the difference between $15 million and the amount of the Litigation Trust Loan funded by the RSA Creditor Parties. The funders of the Litigation Trust Loan shall be the “Litigation Trust Funders.”
The first $18 million recovered by the Litigation Trust shall be paid pro rata to the Litigation Trust Funders (the “Litigation Trust Loan Payments”).
For any amount recovered by the Litigation Trust after payment of the Litigation Trust Loan Payments, 100% shall be paid on a pro rata basis to the holders of Class A Trust Units until they receive Payment in Full and thereafter, for any amount recovered by the Litigation Trust, 100% shall be paid on a pro rata basis to the holders of Class B Trust Units. Notwithstanding the foregoing, after repayment in full of the Litigation Trust Loan Payments, the Litigation Trust Advisory Board in the exercise of its business judgment may elect to withhold proceeds from the prosecution or settlement of Litigation Claims to pay reasonable projected costs and expenses of the Litigation Trust.
9

Debtor Documents/ Privileges

The Plan and Litigation Trust Agreement shall provide for the transfer of all documents, information, work product, and privileges related to the Litigation Claims from the Debtors, the Debtors’ estates, and the Reorganized Debtors to the Litigation Trust.

The Reorganized Debtors shall preserve all records and documents (including all electronic records or documents) related to the Litigation Claims until the earlier of (x) such time as the Litigation Trustee notifies the Reorganized Debtors in writing that such records are no longer required to be preserved; or (y) the termination of the Litigation Trust.

The Reorganized Debtors agree to cooperate reasonably with requests for interviews of current and former officers, directors, employees and professionals of the Debtors in order to facilitate prosecution of the Litigation Claims.

Disputed Claims Reserve	On the Effective Date, the Debtors may establish one or more reserves for General Unsecured Claims that have not yet been Allowed, in an estimated amount or as determined by the Debtors, Mercuria and the Creditors’ Committee.
Release, Exculpation and Injunction	•	The Plan shall contain customary release, exculpation and injunction provisions for a transaction of this type and provide, among other things, that:
		•	The released and exculpated parties will include (i) Mercuria, its affiliates, and its customary related parties, (ii) David Gallagher, (iii) any current officer or director of the Debtors that began working for the Debtors after May 1, 2018 for the first time and (iv) any current officer or director that began working with the Debtors prior to May 1, 2018 provided that such current officer or director will not have the benefit of a release for gross negligence, willful misconduct, fraud or breach of fiduciary duty (provided that each such officer’s and director’s liability for breach of fiduciary duty shall be limited to available coverage under applicable D&O insurance policies so long as such limitation does not limit the availability of such insurance) (the parties in the foregoing (i) - (iv), the “Debtor Carve-Out Parties”).

		•	The released and exculpated parties will not include any person or entity implicated in any way in any Litigation Claims or who or which may be liable in connection with any remedies available in connection with any Litigation Claims (including without limitation, any immediate or mediate transferees in connection with any Litigation Claims) and regardless of whether such implication or liability is known or unknown at any time; provided, that the foregoing shall not limit the release or exculpation of the Debtor Carve-Out Parties.
10

• No recovery in respect of a Litigation Claim will result in a payment obligation by the Reorganized Debtors or any of AMPNI’s non-debtor subsidiaries or Mercuria.
Creditors’ Committee Member Expenses	The Plan will provide for the reimbursement of the reasonable and documented fees and expenses of Creditors’ Committee members (including the reasonable and documented fees and expenses of counsel for Creditors’ Committee members).
Shared Services	Mercuria shall continue to support the Debtors’ operations by “sleeving” certain inventory on terms consistent with current practice through the pendency of the DIP Financing
No Admission	Nothing in the Term Sheet is or shall be deemed to be an admission of any kind.
11

Exhibit A

DIP Financing Order

12

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

)
In re:	)	Chapter 11
)
AEGEAN MARINE PETROLEUM	)	Case No. 18-13374 (MEW)
NETWORK INC., et al.,[1]
)
Debtors.	)	(Jointly Administered)
)

FINAL ORDER PURSUANT TO 11 U.S.C. §§ 105, 361, 362, 363, 364, 503 AND 507 (I) AUTHORIZING THE DEBTORS TO OBTAIN SENIOR SECURED PRIMING SUPERPRIORITY POSTPETITION FINANCING, (II) GRANTING LIENS AND SUPERPRIORITY ADMINISTRATIVE EXPENSE CLAIMS, (III) AUTHORIZING USE OF CASH COLLATERAL, (IV) GRANTING ADEQUATE PROTECTION, (V) MODIFYING THE AUTOMATIC STAY; AND (VI) GRANTING RELATED RELIEF

Upon the motion (the “Motion”)2 of the above-captioned debtors and debtors-in-possession (collectively, the “Debtors”) for entry of an order (this “Final Order”) pursuant to sections 105, 361, 362, 363, 364(c)(1), 364(c)(2) and 364(c)(3), 364(d), 364(e), 503 and 507 of title 11 of the United States Code (the “Bankruptcy Code”), Rules 2002, 4001, 6004, and 9014 of the Federal Rules of Bankruptcy Procedure (as amended, the “Bankruptcy Rules”), and Rules 2002-1, 4001-2, 9006-1, 9013-1, 9014-1 and 9014-2 of the Local Bankruptcy Rules (the “Local Rules”) for the United States Bankruptcy Court for the Southern District of New York (this “Court”), inter alia requesting, among other things:

(1)         authorization for the Borrowers (as defined in DIP Loan Documents) to obtain postpetition financing pursuant to the DIP Facilities (as defined below), and for each of the Debtors to guarantee unconditionally (the “Guarantors”), on a joint and several basis, and subject to the terms and limitations set forth in the DIP Loan Documents in all respects the Borrowers’ obligations in connection with the DIP Facilities, consisting of:

[1]	A complete list of such information may be obtained on the website of the Debtors’ proposed claims and noticing agent at http://dm.epiq11.com/aegean.

[2]	Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Motion or DIP Loan Documents (as defined herein), as applicable.

a)
a senior secured super-priority multiple delayed draw term loan credit facility (the “DIP Term Loan Facility”), on the terms and conditions to be set forth in the U.S. DIP Agreement (as defined below), in an aggregate principal amount of $75,000,000 in term loan commitments (the “DIP Term Loan Commitment”) which shall be available as term loans (the “DIP Term Loans”) to the U.S. Borrower pursuant and subject to the Interim Order and this Final Order, as applicable, and the maximum amount allowed to be drawn by the U.S. Borrower for such period consistent with the U.S. DIP Agreement;

b)
a senior secured super-priority asset-based revolving credit facility (the “U.S. DIP Revolving Credit Facility,” and together with the DIP Term Loan Facility, the “U.S. DIP Credit Facilities”), on the terms and conditions set forth in that certain Superpriority Secured Debtor-In-Possession Credit Agreement dated as of November 9, 2018 and annexed as Exhibit A hereto (as the same may be amended, restated, supplemented, waived, extended or otherwise modified from time to time, the “U.S. DIP Agreement,” and together with any other related agreements, documents, security agreements, or pledge agreements, the “U.S. DIP Documents”), by and among Aegean Bunkering (USA) LLC, as U.S. Borrower, the Guarantors, ABN AMRO Capital USA LLC, as Administrative Agent, Collateral Agent, Swing Line Lender and Issuing Bank, and Mercuria US Asset Holdings LLC, as U.S. Lender, in an initial aggregate principal amount (subject to availability), and together with the outstanding amounts under the U.S. Prepetition Credit Facility (as defined in the Motion), of $160,000,000 in revolving commitments (the “U.S. Revolving Commitments”, and the loans outstanding under the U.S. Revolving Commitments from time to time, the “U.S. Revolving Loans”), including a $50,000,000 million sublimit for the issuance of letters of credit (“U.S. Letters of Credit”) and Swing Line Loans (as defined in U.S. DIP Credit Facilities), available from time to time until the maturity date of the U.S. DIP Revolving Credit Facility;

c)
a senior secured super-priority asset-based revolving credit facility (the “Global DIP Revolving Credit Facility,” and together with the U.S. DIP Credit Facilities, the “DIP Facilities”), on the terms and conditions to be set forth in that certain Amendment and Restatement Agreement dated as of November 9, 2018 and annexed as Exhibit B hereto (as the same may be amended, restated, supplemented, waived, or otherwise modified from time to time, the “Global DIP Agreement,”[3] and together with any other related agreements, documents, security agreements, or pledge agreements, the “Global DIP Documents”), by and among the Global Borrowers, the Guarantors, non-debtor guarantors party thereto, ABN AMRO Bank, N.V., as Facility Agent, Collateral Management Agent, Security Agent, Issuing Bank and Overdraft Bank, and Mercuria Energy Trading S.A., as Lender, in an aggregate principal amount (subject to availability), together with the outstanding amounts under the Global Prepetition Credit Facility (as defined in the Motion and, together with the U.S. Prepetition Credit Facility, the “Prepetition Credit Facilities”), of $300,000,000 in revolving commitments (the “Global Revolving Commitments” and the loans outstanding under the Global Revolving Commitments from time to time, the “Global Revolving Loans,” together with the U.S. Revolving Loans, the “Revolving Loans”), including a $100,000,000 million sublimit for the issuance of letters of credit (“Global Letters of Credit” and together with the U.S. Letters of Credit, the “Letters of Credit”), available from time to time until the maturity date under the Global DIP Revolving Credit Facility; and

[3]	The Global DIP Agreement and the U.S. DIP Agreement are referred to collectively herein as the “DIP Loan Agreements.”

d)
a Roll-Up (as defined below) of the Prepetition Secured Obligations (as defined below) whereby the Prepetition Secured Obligations shall become DIP Obligations (as defined below) in the amounts and at the intervals set forth herein, and subject to the terms and conditions hereof and as set forth in the DIP Loan Documents (as defined below).

(2)          authorization for the Debtors, on a final basis, to execute, deliver, and enter into the U.S. DIP Documents and the Global DIP Documents (collectively, the “DIP Loan Documents”) and to perform all of the Debtors’ respective obligations thereunder, and such other and further acts as may be required in connection with the DIP Loan Documents;

(3)          authorization for the Debtors to pay all amounts, obligations, and liabilities owing or payable to any agents under the DIP Loan Documents (collectively, the “DIP Agents”) and the issuing banks, swing line lenders, and any other lenders from time to time under the DIP Facilities (collectively, the “DIP Lenders” and together with the DIP Agents, the “DIP Secured Parties”) pursuant to the DIP Loan Documents, including, without limitation, any principal, interest, fees, commitment fees, administrative agent fees, audit fees, closing fees, service fees, facility fees, or other fees, costs, expenses, charges and disbursements of the respective DIP Secured Parties (including the reasonable and documented fees and expenses of each of the DIP Secured Parties’ attorneys, advisors, accountants and other consultants), any obligations in respect of indemnity claims, whether contingent or absolute, including, without limitation, any and all obligations in connection with any interest rate, currency swap or other hedging agreement or arrangement (including, without limitation, any such agreement or arrangement designed to, among other things, hedge against fluctuations in commodity prices), and in each case constituting (a) all “Obligations” as defined in the U.S. DIP Agreement, (b) all “Outstandings” as defined in the Global DIP Agreement; and (c) all other Debtor and/or Guarantor obligations of any kind under the DIP Loan Documents (collectively, the “DIP Obligations”);

(4)          authorization for the Debtors on a final basis to use proceeds of the DIP Facilities (collectively the “DIP Loan Proceeds”) as permitted in the DIP Loan Documents and consistent with this Final Order and the applicable Approved Budget;

(5)          authorization for the Debtors to implement or otherwise continue on a final basis to “roll-up” the Prepetition Secured Obligations as follows: (a) all cash proceeds of U.S. Priority Collateral securing U.S. Secured Obligations (each as defined in the DIP Intercreditor Agreement) are deemed to pay down outstanding obligations under the U.S. Prepetition Credit Facility on a dollar-for-dollar basis and, contemporaneously therewith, increase availability under the U.S. DIP Revolving Credit Facility, subject to compliance with any applicable borrowing base limitations as set forth herein, by a corresponding amount; and (b) all cash proceeds of Global Prepetition ABL Collateral securing Global Secured Obligations (each as defined in the DIP Intercreditor Agreement) are deemed to pay-down outstanding obligations under the Global Prepetition Credit Facility on a dollar-for-dollar basis and, contemporaneously therewith, increase availability under the Global DIP Revolving Credit Facility, subject to compliance with any applicable borrowing base limitations as set forth herein, by a corresponding amount ((a) and (b), the “Roll-Up”).

(6)          the grant and approval of superpriority administrative expense claim status, pursuant to sections 364(c)(1), 507(b) and 503(b)(1) of the Bankruptcy Code, to the DIP Agents, for the benefit of themselves and the other DIP Secured Parties, in respect of all DIP Obligations, subject to the Carve Out (as defined below);

(7)          granting to each of the DIP Secured Parties valid, enforceable, non-avoidable, automatically and fully perfected DIP Liens (as defined below) in all DIP Collateral (as defined below), including, without limitation, all property constituting ABL Cash Collateral (as defined below), to secure the DIP Obligations, which DIP Liens shall be subject to the relative rankings and priorities set forth herein;

(8)          providing adequate protection to each of the Prepetition Secured Parties (as defined below) of their security interests in the collateral securing the Prepetition Credit Facilities, as applicable (including, without limitation, ABL Cash Collateral), and equal in amount to, any aggregate diminution in the value of such prepetition security interests of such Prepetition Secured Parties calculated in accordance with section 506(a) of the Bankruptcy Code (“Diminution in Value”), whether or not the Diminution in Value results from the sale, lease or use by the Debtors of the Prepetition ABL Collateral (as defined below), the priming of the prepetition security interests of such Prepetition Secured Parties or the stay of enforcement of any prepetition security interests arising from section 362 of the Bankruptcy Code, or to the extent otherwise ordered by the Court;

(9)          providing adequate protection to the secured parties (the “Prepetition Term Parties”) under the Prepetition Term Loan Facilities (as defined in the Motion) of their security interests in Prepetition Term Collateral, including Prepetition Term Cash Collateral, (the “Prepetition Term Liens”) and equal in amount to, any Diminution in the Value of such prepetition security interests of such Prepetition Term Parties, subject in all respects to any subsequent orders of this Court including but not limited to that certain (a) Final Order (I) Granting Adequate Protection to Aegean Baltic Bank S.A., as Agent, (II) Authorizing Use of Cash Collateral, (III) Modifying the Automatic Stay, and (IV) Granting Related Relief, (b) Final Order (I) Granting Adequate Protection to National Bank of Greece S.A., (II) Authorizing Use of Cash Collateral, (III) Modifying the Automatic Stay, and (IV) Granting Related Relief, (c) Final Order (I) Granting Adequate Protection to United Arab Bank P.J.S.C., (II) Authorizing Use of Cash Collateral, (III) Modifying the Automatic Stay, and (IV) Granting Related Relief, (d) Final Order (I) Granting Adequate Protection to Orix Investment and Management PTE. LTD., (II) Authorizing Use of Cash Collateral, (III) Modifying the Automatic Stay, and (IV) Granting Related Relief, and (e)Final Order (I) Granting Adequate Protection to Piraeus Bank S.A., (II) Authorizing Use of Cash Collateral, (III) Modifying the Automatic Stay, and (IV) Granting Related Relief, (each, a “Prepetition Term Adequate Protection Order” and collectively, the “Prepetition Term Adequate Protection Orders”);

(10)        authorization for the Debtors to use ABL Cash Collateral and all other Prepetition ABL Collateral in which any of the Prepetition Secured Parties have an interest consistent with this Interim Order and providing adequate protection to the Prepetition Secured Parties to the extent set forth herein, including authorization for the Debtors to apply ABL Cash Collateral to permanently and indefeasibly pay the Prepetition Secured Obligations;

(11)        the modification of the automatic stay imposed by section 362 of the Bankruptcy Code to the extent necessary to implement and effectuate the terms and provisions of this Interim Order and the other DIP Loan Documents to the extent hereinafter set forth;

(12)        a waiver of the Debtors’ ability to surcharge against any DIP Collateral pursuant to section 506(c) of the Bankruptcy Code and any right of the Debtors under the “equities of the case” exception in section 552(b) of the Bankruptcy Code; and

(13)        granting the Debtors such other and further relief as is just and proper. The initial hearings on the Motion having been held by this Court on November 7 and 8, 2018 (together, the “Interim Hearing”) and the final hearing on the Motion having been held by this Court on December 13 and [__], 2018 (the “Final Hearing”), and upon the record made by the Debtors at the Interim Hearing and the Final Hearing, including the Motion, the testimony including by declaration of Tyler Baron, Andrew D. Hede and Zul Jamal, any exhibits in connection with the foregoing, and the filings and pleadings in the above-captioned Cases (collectively, the “Cases”), the Court having found that the relief requested in the Motion is fair and reasonable and is in the best interests of Debtors, their Estates (defined below), their stakeholders and other parties in interest, and represents a sound exercise of the Debtors’ business judgment and is essential for the continued operation of the Debtors’ businesses; it appearing to the Court that granting the final relief requested in the Motion is necessary to avoid immediate and irreparable harm to the Debtors and their Estates; and appropriate notice of the Motion, the relief requested therein, the Interim Hearing, and the Final Hearing (the “Notice”) was adequate under the circumstances; and the Notice having been served by the Debtors in accordance with Bankruptcy Rules 4001 and 9014 and the Local Rules on (a) the United States Trustee for the Southern District of New York (the “U.S. Trustee”); (b) entities listed as holding the 30 largest unsecured claims against the Debtors (on a consolidated basis) (the “30 Largest Unsecured Creditors”); (c) the agents for each of the Debtors’ prepetition secured credit facilities (the “Prepetition Agents”);4 (d) the indenture trustee for each of the Debtors’ unsecured notes; (e) the DIP Agents; (f) counsel to the parties referenced in clauses (c) through (e); (g) counsel to the Official Committee of Unsecured Creditors (the “Committee”); (h) counsel to Mercuria US Asset Holdings LLC; (i) counsel to Mercuria Energy Trading S.A.; (j) counsel to the ad hoc group of holders of convertible unsecured notes; (k) the United States Attorney’s Office for the Southern District of New York; (l) the Internal Revenue Service; (m) the United States Securities and Exchange Commission; (n) the Environmental Protection Agency and all similar state environmental agencies for states in which the Debtors conduct business; (o) the attorneys general in the states where the Debtors conduct their business operations; (p) counsel for the Prepetition Term Parties, (q) any other notice parties required under any Prepetition Term Loan Document; (r) all parties which, to the best of the Debtors’ knowledge, information, and belief, have asserted or may assert a lien in the Debtors’ assets; and (s) any party that has requested notice pursuant to Bankruptcy Rule 2002 (collectively, the “Notice Parties”) and the other parties set forth in the Affidavit of Service filed on November 13, 2018 [Docket No. 60]; and the opportunity for a hearing on the Motion was appropriate in connection with the Debtors’ requests for both interim and final relief and no other notice need be provided; and all objections, if any, to the relief requested in the Motion having been withdrawn, resolved or overruled by the Court; and after due deliberation sufficient cause appearing therefor;

THE COURT HEREBY MAKES THE FOLLOWING FINDINGS OF FACT AND CONCLUSIONS OF LAW:5

[4]	The “Prepetition Agents” are the U.S. Prepetition Agent and the Global Prepetition Agent.

[5]
The findings and conclusions set forth herein constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent that any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

A.          Petition Date. On November 6, 2018 (the “Petition Date”), each Debtor filed a voluntary petition (each, a “Petition”) under chapter 11 of the Bankruptcy Code. The Debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. No trustee or examiner has been appointed in any of the Cases.

B.          Jurisdiction and Venue. This Court has jurisdiction over these proceedings pursuant to 28 U.S.C. §§ 157 and 1334. This is a core proceeding pursuant to 28 U.S.C. § 157(b). Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409. The statutory and legal predicates for the relief sought herein are sections 105, 361, 362, 363, 364, 503 and 507 of the Bankruptcy Code and Bankruptcy Rules 2002, 4001, 9013 and 9014 and Local Rules 2002-1, 4001-2, 9006-1, 9013-1, 9014-1 and 9014-2.

C.          Committee Formation. On November 15, 2018, the U.S. Trustee appointed the Committee pursuant to section 1102(a)(1) of the Bankruptcy Code [Docket No. 80].

D.          Interim Order. Based upon the Motion, the testimony of Andrew D. Hede and Zul Jamal, and the exhibits in connection with the foregoing, the DIP Loan Documents and all other evidence submitted at the Interim Hearing, the Court approved the Debtors’ entry into and performance under the DIP Loan Documents and DIP Facility on an interim basis, and on November 9, 2018, entered that certain Interim Order Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364, 503 and 508 (I) Authorizing the Debtors to Obtain Senior Secured Priming Superpriority Postpetition Financing, (II) Granting Liens and Superpriority Administrative Expense Claims, (III) Authorizing Use of Cash Collateral, (IV) Granting Adequate Protection, (V) Modifying the Automatic Stay; (VI) Scheduling a Final Hearing, and (VII) Granting Related Relief (the “Interim Order”) [Docket No. 51]. Pursuant to the Interim Order and Bankruptcy Rule 4001, the Debtors were authorized, among other things, to incur secured borrowings from the DIP Lenders pursuant to the terms of the DIP Loan Documents and the Interim Order pending the Final Hearing on the Motion.

E.          Interim Borrowing. Based upon the record of the Interim Hearing, the Court authorized and empowered the Debtors to execute and deliver the DIP Loan Documents and authorized, empowered and directed the Debtors after execution to perform all of the DIP Obligations in accordance with the terms of the Interim Order and the DIP Loan Documents, including, without limitation, the payment of fees, expenses and other amounts described in the DIP Loan Documents as such became due. The DIP Loan Documents were executed on November 9, 2018, with regard to the DIP Term Loan Facility and the U.S. DIP Revolving Credit Facility, and on November 9, 2018, with regard to the Global DIP Revolving Credit Facility, and the Debtors were authorized to borrow on the terms and conditions set forth in the DIP Loan Documents and the Interim Order.

F.          Notice. The Notice was given in the manner described in the Motion. Under the circumstances, the Notice given by the Debtors of the Motion, the Interim Hearing and the Final Hearing, and the relief granted under the Interim Order and this Final Order, constitutes due and sufficient notice thereof and complies with Bankruptcy Rule 4001 and the Local Rules.

G.          Parties’ Acknowledgments, Agreements, and Stipulations. In requesting the DIP Facilities, and in exchange for and as a material inducement to the DIP Lenders to agree to provide the DIP Facilities and access to the ABL Cash Collateral, and as a condition to providing financing under the DIP Facilities, subject to the rights of the Committee and other parties set forth in Section 4.1, the Debtors, the obligors under any of, or otherwise with respect to, the Prepetition Credit Facilities, Prepetition Loan Documents, and/or the Prepetition Secured Obligations (collectively, the “Prepetition Obligors”),6 and any other non-Debtor affiliates of the Debtors (the “Non-Debtor Affiliates”)7 receiving the benefits of the DIP Facilities permanently and irrevocably admit, stipulate, acknowledge and agree, as follows:

(i)           U.S. Prepetition Loan Documents. The Debtors and the Prepetition Obligors admit, stipulate, acknowledge and agree that prior to the Petition Date, the “Secured Parties” (as defined in the U.S. Prepetition Credit Facility, and referred to herein as the “U.S. Prepetition Secured Parties”) made loans, advances and/or provided other financial accommodations and/or services to Aegean Bunkering (USA) LLC (the “U.S. Borrower”) pursuant to the terms and conditions set forth in (a) the U.S. Prepetition Credit Agreement; and (b) all other agreements, documents and instruments executed and/or delivered with, to, or in favor of the agent or agents under the U.S. Prepetition Credit Agreement (the “U.S. Prepetition Agent”) or any other Secured Party in connection with the U.S. Prepetition Credit Agreement, including, without limitation, all security agreements, notes, guarantees, mortgages, Uniform Commercial Code financing statements and all other related agreements, documents and instruments executed and/or delivered in connection therewith or related thereto (all of the foregoing, together with the U.S. Prepetition Credit Agreement, as each has heretofore been amended, supplemented, modified, extended, renewed, restated and/or replaced at any time prior to the Petition Date, collectively, the “U.S. Prepetition Loan Documents”). Aegean Marine Petroleum Network, Inc. (the “U.S. Guarantor”) is jointly and severally liable for the U.S. Borrower’s obligations under the U.S. Prepetition Loan Documents.

[6]
For the avoidance of doubt, all references to the Prepetition Obligors include all non-debtor affiliates of the Debtors, the Borrowers, and the Guarantors who are obligors under any of the Prepetition Credit Facilities, Prepetition Loan Documents, and the Prepetition Secured Obligations.

[7]	Aegean Bunkering Germany GmbH, OBAST Bunkering & Trading GmbH, and Aegean Petroleum Uruguay S.A. are non-Debtor affiliates of the Debtors.

(ii)          U.S. Prepetition ABL Obligations. The Debtors and the Prepetition Obligors admit, stipulate, acknowledge and agree, that as of the Petition Date, the U.S. Borrower and the U.S. Guarantor were jointly and severally indebted to the U.S. Prepetition Secured Parties under the U.S. Prepetition Loan Documents in respect of Revolving Loans, outstanding Letters of Credit, and Swing Line Loans in an aggregate outstanding principal amount of not less than approximately $131,338,116.34, plus interest accrued and accruing thereon, together with all costs, fees, expenses and other charges accrued, accruing or chargeable with respect thereto in accordance with the U.S. Prepetition Loan Documents (collectively, the “U.S. Prepetition ABL Obligations”). Subject to Section 4.1 hereof, the U.S. Prepetition ABL Obligations constitute allowed, legal, valid, binding, enforceable and non-avoidable obligations of the U.S. Borrower and the U.S. Guarantor, and are not subject to any offset, defense, counterclaim, avoidance, recharacterization, recoupment, or subordination pursuant to the Bankruptcy Code or any other applicable law or any other claim or cause of action of any nature, and the Debtors and Prepetition Obligors do not possess, shall not assert, hereby forever release, and are forever barred from bringing any claim, cause of action, counterclaim, setoff or defense of any kind, nature or description which would in any way affect the validity, enforceability and non-avoidability of any of the U.S. Prepetition ABL Obligations or the Prepetition Liens (as defined below) on the U.S. Prepetition ABL Collateral (as defined below).

(iii)         U.S. Prepetition ABL Collateral. The Debtors and the Prepetition Obligors admit, stipulate, acknowledge and agree, that as of the Petition Date, the U.S. Prepetition ABL Obligations were fully secured pursuant to the U.S. Prepetition Loan Documents by valid, perfected, enforceable and non-avoidable, first-priority liens on and security interests in all of the U.S. Borrower’s assets constituting “Collateral” (as defined in the U.S. Prepetition Loan Documents, and collectively all such Collateral in existence on the Petition Date, and the identifiable proceeds thereof, the “U.S. Prepetition ABL Collateral”), subject only to the liens and security interests permitted under the U.S. Prepetition Credit Agreement to the extent that such security interests, liens or encumbrances are valid, perfected and non-avoidable security interests, liens or encumbrances existing as of the Petition Date. The Debtors and the Prepetition Obligors do not possess and will not assert any claim, cause of action, counterclaim, setoff or defense of any kind, nature or description which would in any way affect the validity, enforceability and non-avoidability of any of the U.S. Prepetition Agent’s and the U.S. Prepetition Lenders’ liens, claims or security interests in the U.S. Prepetition ABL Collateral.

(iv)         Global Prepetition Loan Documents. The Debtors and the Prepetition Obligors admit, stipulate, acknowledge and agree that prior to the Petition Date, the “Secured Parties” (as defined in the Global Prepetition Credit Facility, and referred to herein as the “Global Prepetition Secured Parties,”8 and together with the U.S. Prepetition Secured Parties, the “Prepetition Secured Parties”) made loans, advances and/or provided other financial accommodations and/or services to Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., and the Non-Debtor Affiliates (collectively, the “Global Borrowers”) pursuant to the terms and conditions set forth in (a) the Global Prepetition Credit Facility; and (b) all other agreements, documents and instruments executed and/or delivered with, to, or in favor of the Global Prepetition Agent or any other Secured Party in connection with the Global Prepetition Credit Facility, including, without limitation, all documents defined as “Finance Documents” in the Global Prepetition Credit Facility, and all security agreements, notes, guarantees, mortgages, financing statements and all other related agreements, documents and instruments executed and/or delivered in connection therewith or related thereto (all of the foregoing, together with the Global Prepetition Credit Facility, as all of the same have heretofore been amended, supplemented, modified, extended, renewed, restated and/or replaced at any time prior to the Petition Date, collectively, the “Global Prepetition Loan Documents”).9 Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., the Non-Debtor Affiliates, and Aegean Marine Petroleum Network Inc. (collectively, the “Global Guarantors” and each, a “Global Guarantor”) are jointly and severally liable for the Global Borrowers’ obligations under the Global Prepetition Loan Documents.

[8]	The Global Prepetition Secured Parties includes the agent or agents under the Global Prepetition Credit Facility (the “Global Prepetition Agent”).

 (v)         Global Prepetition ABL Obligations. The Debtors and the Prepetition Obligors admit, stipulate, acknowledge and agree that as of the Petition Date, the Global Borrowers and each of the other Global Guarantors were jointly and severally indebted under the Global Prepetition Loan Documents in respect of Global Revolving Loans,10 outstanding Global Letters of Credit, Overdraft Facilities (each as defined in the Global Prepetition Credit Facility) and all other Credit Instruments (as defined in the Global Prepetition Credit Facility) in an aggregate outstanding principal amount of not less than approximately $249,569,260, plus interest accrued and accruing thereon, together with all costs, fees, expenses and other charges accrued, accruing or chargeable with respect thereto in accordance with the Global Prepetition Loan Documents (collectively, the “Global Prepetition ABL Obligations,” and together with the U.S. Prepetition ABL Obligations, the “Prepetition Secured Obligations”). Subject to Section 4.1 hereof, the Global Prepetition ABL Obligations constitute allowed, legal, valid, binding, enforceable and non-avoidable obligations of the Global Borrowers and the Global Guarantors, and are not subject to any offset, defense, counterclaim, avoidance, recharacterization, recoupment, or subordination pursuant to the Bankruptcy Code or any other applicable law or any other claim or cause of action of any nature, and the Debtors and the Prepetition Obligors do not possess, shall not assert, hereby forever release, and are forever barred from bringing any claim, counterclaim, cause of action, setoff or defense of any kind, nature or description which would in any way affect the validity, enforceability and non-avoidability of any of the Global Prepetition ABL Obligations or the Prepetition Liens on the Global Prepetition ABL Collateral.

[9]	The U.S. Prepetition Loan Documents and the Global Prepetition Loan Documents are collectively, the “Prepetition Loan Documents.”

[10]
For the avoidance of doubt, the Global Revolving Loans shall include that certain over-advance provided to the Debtors on or about October 31, 2018 to fund certain working capital amounts needed to enable the Debtors to prepare for an orderly chapter 11 filing.

 (vi)        Global Prepetition ABL Collateral. The Debtors and the Prepetition Obligors admit, stipulate, acknowledge and agree that as of the Petition Date, the Global Prepetition ABL Obligations were fully secured pursuant to the Global Prepetition Loan Documents by valid, perfected, enforceable and non-avoidable, first-priority liens on and security interests in all of the “Transaction Security” (as defined in the Global Prepetition Loan Documents) (all such Transaction Security in existence on the Petition Date, or the identifiable proceeds thereof, the “Global Prepetition ABL Collateral” and collectively with the U.S. Prepetition ABL Collateral, the “Prepetition ABL Collateral”), and subject only to the liens and other security interests specifically permitted under the Global Prepetition Loan Documents to the extent that such security interests, liens or encumbrances are valid, perfected and non-avoidable security interests, liens or encumbrances existing as of the Petition Date. The Debtors do not possess and will not assert any claim, counterclaim, setoff or defense of any kind, nature or description which would in any way affect the validity, enforceability and non-avoidability of any of the Global Prepetition Secured Parties’ liens, claims or security interests in the Global Prepetition ABL Collateral.

 (vii)       Validity of Prepetition Liens and Prepetition Secured Obligations. The Debtors and the Prepetition Obligors admit, stipulate, acknowledge and agree that: (a) the Prepetition Secured Obligations constitute legal, valid, enforceable, non-avoidable and binding obligations of certain of the Debtors; (b) no offsets, challenges, objections, defenses, claims, causes of action, or counterclaims of any kind or nature whatsoever to the Prepetition Secured Obligations or any liens and security interests arising out of or related in any way to the Prepetition Loan Documents and/or the Prepetition Credit Facilities (collectively, the “Prepetition Liens”) exist, and no portion of the Prepetition Secured Obligations or Prepetition Liens is subject to any offsets, challenges, objections, defenses, claims or counterclaims of any kind or nature whatsoever including, without limitation, avoidance, disallowance, reduction, surcharge, disgorgement, recharacterization, recoupment, or subordination, whether pursuant to the Bankruptcy Code or applicable non-bankruptcy law or any other claim or cause of action of any nature; (c) the Prepetition Loan Documents are valid and enforceable by the Prepetition Secured Parties against each of the applicable Debtors (other than in respect of the stay of enforcement arising under section 362 of the Bankruptcy Code); and (d) the Prepetition Liens were fully perfected as of the Petition Date and constitute legal, valid, binding, enforceable and perfected liens in and to the Prepetition ABL Collateral and are not subject to avoidance, disallowance, reduction, surcharge, disgorgement, recharacterization, recoupment, or subordination, whether pursuant to the Bankruptcy Code or applicable non-bankruptcy law.

(viii)       Sale and Credit Bidding. The Debtors and the Prepetition Obligors admit, stipulate, acknowledge and agree that any of the DIP Lenders, DIP Agents, or Prepetition Secured Parties, as applicable, may credit bid the full amount of (or any portion of) the Prepetition Secured Obligations or the DIP Obligations, as applicable.

(ix)          Release. Each of the Debtors, their Estates, the Borrowers, the Guarantors, and the Prepetition Obligors (collectively, the “Releasing Parties”) hereby forever, unconditionally, permanently, and irrevocably release, discharge and acquit (a) each DIP Agent, each DIP Lender, and each of their respective successors, assigns, participants, affiliates, parents, subsidiaries, partners, controlling persons, representatives, agents, attorneys, advisors, financial advisors, consultants, professionals, officers, directors, members, managers, shareholders, and employees, past, present and future, and their respective heirs, predecessors, successors and assigns (collectively, the “DIP Released Parties”), in each case in their capacity as such, and (b) each Prepetition Agent, each Prepetition Lender, and each of their respective successors, assigns, participants, affiliates, parents, subsidiaries, partners, controlling persons, representatives, agents, attorneys, advisors, financial advisors, consultants, professionals, officers, directors, members, managers, shareholders, and employees, past, present and future, and their respective heirs, predecessors, successors and assigns (collectively, the “Prepetition Released Parties” and together with the DIP Released Parties, the “Released Parties”), of and from any and all claims, controversies, disputes, liabilities, obligations, demands, damages, expenses (including, without limitation, attorneys’ fees), debts, liens, actions and causes of action of any and every nature whatsoever, whether arising in law or otherwise, and whether known or unknown, matured or contingent, arising under, in connection with or relating to the Prepetition Secured Obligations, the Prepetition Loan Documents, the DIP Facilities or the DIP Loan Documents, including, without limitation, (a) any so-called “lender liability” or equitable subordination claims or defenses, (b) any and all claims (as defined in the Bankruptcy Code) and causes of action arising under the Bankruptcy Code, and (c) any and all offsets, defenses, claims, counterclaims, set off rights, objections, challenges, causes of action and/or choses in action of any kind or nature whatsoever, whether arising at law or in equity, including any recharacterization, recoupment, subordination, avoidance, or other claim or cause of action arising under or pursuant to section 105 or chapter 5 of the Bankruptcy Code or under any other similar provisions of applicable state, federal, or foreign law, including, without limitation, any right to assert any disgorgement or recovery, in each case, with respect to the extent, amount, validity, enforceability, priority, security and perfection of any of the Prepetition Secured Obligations, the Prepetition Loan Documents or the Prepetition Liens, and further waive and release any defense, right of counterclaim, right of setoff or deduction to the payment of the Prepetition Secured Obligations that any or all of the Releasing Parties now has or may claim to have against the Released Parties, arising under, in connection with, based upon or released to any and all acts, omissions, conduct undertaken or events occurring prior to entry of this Final Order; provided, however, notwithstanding anything set forth herein to the contrary, the releases set forth in Section E(ix) of the Interim Order and Section G(ix) of this Final Order in respect of each DIP Agent, each DIP Lender, and each DIP Released Party shall not be subject to challenge under Section 4.1 hereof or otherwise; provided further, however, that such releases in respect of each Prepetition Released Party shall be subject to challenge under Section 4.1 hereof.

(x)           ABL Cash Collateral. The Debtors admit, stipulate, acknowledge and agree that all of the cash of the Debtors who were obligors under the Prepetition Credit Facilities and granted security interests in their assets to the Prepetition Secured Parties (the “Debtor ABL Obligors”), wherever located, and all cash equivalents, including any cash in deposit accounts of the Debtor ABL Obligors, whether as Prepetition ABL Collateral or which represent income, proceeds, products, rents, or profits of other Prepetition ABL Collateral, constitutes “cash collateral” of the Prepetition Secured Parties within the meaning of section 363 (a) of the Bankruptcy Code (the “ABL Cash Collateral”).

(xi)          Term Loan Cash Collateral. The Debtors admit, stipulate, acknowledge and agree that all of the cash of the Debtors who were borrowers under the Prepetition Term Loan Facilities, wherever located, and all cash equivalents, including any cash in deposit accounts of the Debtors who were borrowers under the Prepetition Term Loan Facilities, whether as Prepetition Term Collateral or which represent income, proceeds, products, rents, or profits of other Prepetition Term Collateral, constitutes “cash collateral” of the Prepetition Term Parties within the meaning of section 363(a) of the Bankruptcy Code (the “Term Loan Cash Collateral”).

H.           Findings Regarding the Postpetition Financing.

(i)            Postpetition Financing. The Debtors have requested from each of the DIP Secured Parties, and the DIP Secured Parties are willing, subject to the terms of this Final Order, to extend certain loans, advances and other financial accommodations on the terms and conditions set forth in this Final Order, the DIP Loan Agreements and the other DIP Loan Documents, respectively (the “DIP Loans”).

(ii)           Need for Postpetition Financing. Prior to and since the Petition Date, the Debtors have not had sufficient liquidity, including cash collateral, to operate their businesses in the ordinary course of business without the financing requested in the Motion. The Debtors’ ability to maintain business relationships with their vendors, suppliers and customers, to pay their employees, pay certain fees and expenses as set forth herein, and to otherwise fund their operations was and continues to be essential to the Debtors’ continued viability as the Debtors seek to maximize the value of the assets of the Estates for the benefit of all creditors of the Debtors. The ability of the Debtors to obtain sufficient working capital and liquidity through the proposed postpetition financing arrangements with the DIP Secured Parties as set forth in this Final Order, the DIP Loan Agreements, and other DIP Loan Documents, as applicable, is vital to the preservation and maintenance of the going concern value of each Debtor. Accordingly, the Debtors had and continue to have an immediate need to obtain the postpetition financing to, among other things, permit the orderly continuation of the operation of their businesses, minimize the disruption of their business operations, and preserve and maximize the value of the assets of the Debtors’ bankruptcy estates (as defined under section 541 of the Bankruptcy Code, the “Estates”) to maximize the recovery to all creditors of the Estates.

(iii)          [Reserved].

(iv)          Stalking Horse Bid. Certain of the Debtors entered into that certain Asset Purchase Agreement dated as of November 5, 2018 (as amended, restated, modified, or supplemented, from time to time, the “Stalking Horse Agreement” and the bidder thereunder, the “Stalking Horse Bidder”), substantially in the form attached as “Exhibit C” to the sale and bidding procedures motion filed by the Debtors in these Cases on November 9, 2018 [Docket No. 59] (the “Bidding Procedures Motion”) for the purchase of all or substantially all of the DIP Collateral on the terms and conditions set forth therein. The Bidding Procedures Motion shall be withdrawn, and the Stalking Horse Agreement shall be terminated, upon entry of an order authorizing the Debtors to enter into the “Restructuring Support Agreement” attached hereto as Exhibit E (the “RSA”).

(v)           No Credit Available on More Favorable Terms. The Debtors have been unable to procure financing in the form of unsecured credit allowable as an administrative expense under sections 364(a), 364(b), or 503(b)(1) of the Bankruptcy Code or in exchange for the grant of a superpriority administrative expense, junior liens on encumbered property of the Estates, or liens on property of the Estates not subject to a lien pursuant to § 364(c)(1), 364(c)(2) or 364(c)(3) of the Bankruptcy Code. The Debtors assert in the Motion and in the Jamal Declaration, and demonstrated at the Interim Hearing and the Final Hearing, that they have been unable to procure the necessary financing on terms more favorable, taken as a whole, than the financing offered by each of the DIP Secured Parties pursuant to the DIP Loan Documents. In light of the foregoing, and considering all alternatives, the Debtors have properly concluded, in the exercise of their sound business judgment, that the DIP Facilities represent the best financing available to them at this time, and are in the best interests of all of their stakeholders. After considering all alternatives, the Debtors have properly concluded, in the exercise of their sound business judgment, that the DIP Facilities represent the best financing available to them at this time, and are in the best interests of all of their stakeholders.

(vi)          Budget. The Debtors have prepared and delivered to the DIP Secured Parties updated budgets that have been approved in accordance with the applicable DIP Loan Agreements (together with each subsequent approved Budget then in effect, an “Approved Budget”), copies of which are attached hereto as Exhibits C and D. The Debtors believe that the Approved Budgets are reasonable under the facts and circumstances. The DIP Secured Parties required the Debtors to comply with the Approved Budgets, the other DIP Loan Documents, the Interim Order, and this Final Order in determining to enter into and continue under the postpetition financing arrangements provided for herein. The Debtors shall provide to the DIP Secured Parties and the advisors to the Committee updates to any Approved Budget and financial reporting with respect to the Debtors in accordance with the terms of the applicable DIP Loan Documents. Funds borrowed under the DIP Loan Documents and DIP Collateral used under the Interim Order and this Final Order shall be used by the Debtors solely in accordance with the Interim Order, this Final Order, the Approved Budget, and the DIP Loan Documents. The consent of any of the DIP Secured Parties to the Approved Budget shall not be construed as a commitment to provide DIP Loans or to permit the use of Cash Collateral after the occurrence of an Event of Default, regardless of whether the aggregate funds shown on the Approved Budget have been expended. For the avoidance of doubt, all references to the Approved Budget shall be subject in all respects to the Budget Variance (as defined in the DIP Loan Documents).

(vii)         Certain Conditions to DIP Facilities. The DIP Lenders’ willingness to make the DIP Loans is conditioned upon, among other things, (a) the Debtors obtaining Court approval to enter into the DIP Loan Documents and to incur all of their obligations thereunder, and to confer upon the DIP Secured Parties all rights, powers and remedies thereunder in each case as modified by this Final Order; (b) the provision of adequate protection of the Prepetition Secured Parties’ interests in the Prepetition ABL Collateral pursuant to sections 361, 363, and 364 of the Bankruptcy Code, subject to the terms and conditions of the Prepetition Term Adequate Protection Orders; and (c) the DIP Secured Parties being granted, as security for the prompt payment of the DIP Facility and all other obligations of the Debtors under the DIP Loan Documents: (i) superpriority perfected security interests in and liens upon all of the Prepetition ABL Collateral and any unencumbered assets other than assets expressly excluded under the applicable DIP Loan Documents, (ii) perfected security interests in and junior liens upon the remaining Debtors’ assets, including, without limitation, the Prepetition Term Collateral (collectively hereinafter referred to as the “DIP Collateral,” and for avoidance of doubt, the DIP Collateral shall include (w) all advances under the DIP Facilities, including, without limitation, the Roll-Up, (x) the proceeds of the Litigation Claims (as defined in the U.S. DIP Agreement), (y) the proceeds of any claim or cause of action arising under or pursuant to chapter 5 of the Bankruptcy Code or under any other similar provisions of applicable state, federal, or foreign law (including any other avoidance actions under the Bankruptcy Code) (collectively, the “Avoidance Actions”) other than proceeds of any Avoidance Action with respect to the Prepetition Secured Obligations, (z) 100% of the Equity Interests (as defined in the DIP Loan Agreements) of any Borrower, any Debtor, or any Guarantor owned (directly or indirectly), beneficially or of record, by the Borrower, any Debtor, or any Guarantor other than Aegean Oil Terminal Corp.; (aa) to the extent not already included as Litigation Claims, claims of the Debtors and any obligor under any DIP Loan Document that is not a Debtor, existing at any time, against any of their directors or officers or any other person covered by any applicable directors and officers liability insurance policy, including for breach of fiduciary duty and any proceeds of such claims (collectively, the “D&O Claims”); and (bb) 100% of the Equity Interests that any Borrower, any Debtor, or any Guarantor may own, beneficially or of record, directly or indirectly, other than Aegean Oil Terminal Corp. (i) in any subsidiary thereof (whether or not such entity is wholly owned or immaterial) and (ii) in any corporation, partnership (limited or general), joint venture, limited liability company, business trust, association or other legally recognized entity (a “Person” as defined in the U.S. DIP Agreement), including joint venture interests and majority and minority interests in any Person owned by any Borrower, any Debtor and any Guarantor.

(viii)        Business Judgment and Good Faith Pursuant to Section 364(e). Based upon the pleadings and proceedings of record in the Cases including, without limitation, the resolution of the Committee’s objection to the entry of this Final Order as a result of, among other things, the agreements reflected in the RSA, (a) the terms of the DIP Loan Documents (including, without limitation, the Roll-Up), the Interim Order and this Final Order are fair, just and reasonable under the circumstances, reflect the Debtors’ exercise of their prudent business judgment consistent with their fiduciary duties, and are supported by reasonably equivalent value and fair consideration; (b) the terms and conditions of the DIP Loan Documents and this Final Order have been negotiated in good faith and at arms’ length by and among the Debtors and the DIP Secured Parties, with all such parties being represented by counsel. To the extent applicable, the Court further finds, notwithstanding the alleged insider nature of the proposed transaction, based on the record before it, including the resolution of the Committee’s objection to the entry of this Final Order as a result of, among other things, the agreements reflected in the RSA, that the Debtors have satisfied any heightened business judgment standard, including any “entire fairness” standard that may apply. Any credit extended, loans made and other financial accommodations extended to the Debtors by the DIP Secured Parties, including, without limitation, pursuant to the Interim Order or this Final Order, have been extended, issued or made, as the case may be, in “good faith” within the meaning of section 364(e) of the Bankruptcy Code and in express reliance upon the protections offered by Bankruptcy Code section 364(e), and the DIP Facilities, the DIP Liens and the DIP Superpriority Claims shall be entitled to the full protection of Bankruptcy Code section 364(e) in the event that the Interim Order or this Final Order or any provision hereof is vacated, reversed or modified, on appeal or otherwise.

(ix)           Roll-Up of Prepetition Secured Obligations. Effective on an interim basis immediately upon the entry of the Interim Order, and on a final basis upon the entry of this Final Order, and without further action by the Debtors or any other party, (a) the letters of credit issued under the U.S. Prepetition Credit Facility and the Global Prepetition Credit Facility (collectively, the “Prepetition Letters of Credit”) shall be deemed, on a final basis, to be Letters of Credit under the DIP Obligations; (b) all cash proceeds of U.S. Priority Collateral securing U.S. Secured Obligations (each as defined in the DIP Intercreditor Agreement) shall be deemed to, on a final basis, pay down outstanding obligations under the U.S. Prepetition Credit Facility on a dollar-for-dollar basis and, contemporaneously therewith, increase availability under the U.S. DIP Revolving Credit Facility, subject to compliance with any applicable borrowing base limitations as set forth herein, by a corresponding amount; and (c) all cash proceeds of Global Prepetition ABL Collateral securing Global Secured Obligations (as defined in the DIP Intercreditor Agreement) shall be deemed to, on a final basis, pay-down outstanding obligations under the Global Prepetition Credit Facility on a dollar-for-dollar basis and, contemporaneously therewith, increase availability under the Global DIP Revolving Credit Facility, subject to compliance with any applicable borrowing base limitations as set forth herein, by a corresponding amount. The replacement and refinancing of the Prepetition Secured Obligations is hereby authorized on a final basis as compensation for, and in consideration for, and solely on account of, the agreement of the DIP Lenders to fund the DIP Loans and to provide other consideration to the Debtors and the other borrowers under the DIP Facilities. The Prepetition Secured Parties would not otherwise consent to the use of their Cash Collateral or the subordination of their liens to the DIP Liens, and the DIP Secured Parties would not be willing to provide the DIP Facilities or extend credit to the Debtors thereunder without the inclusion of the Roll-Up in the DIP Obligations. Moreover, the replacement and refinancing (pursuant to the Roll-Up) will (a) create greater availability under the DIP Facilities, (b) benefit the Debtors and their estates as a result of the DIP Lenders’ agreement to make certain revisions to the borrowing base and waiver certain defaults, and (c) will enable the Debtors to obtain urgently needed financing to administer these Cases.

(x)           Credit Bidding. Upon entry of this Final Order, the DIP Lenders, DIP Agents, and Prepetition Secured Parties, as applicable, shall have the right to credit bid the entirety of (or any portion of) the full amount of the DIP Obligations and/or Prepetition Secured Obligations (as applicable) in connection with any asset sale process, including without limitation, sales pursuant to section 363 of the Bankruptcy Code or included as part of any plan of reorganization subject to confirmation under section 1129 of the Bankruptcy Code, and such right to credit bid shall not be subject to challenge or objection; provided, however, such right to credit bid shall be subject to the Committee’s rights in Section 4.1 of this Final Order; provided, further, however, that notwithstanding anything herein or in any other order to the contrary, absent the entry of a final and non-appealable order by this Court sustaining any Challenge pursuant to Section 4.1 hereof, nothing herein shall permit any party to challenge or otherwise object to whether the Roll-Up shall be secured by the DIP Collateral or the right of the DIP Secured Parties to credit bid the Roll-Up in respect of the DIP Collateral.

(xi)           Debtors Will Not Challenge Credit Bid Rights. No Debtor or Debtor’s affiliate shall object to any DIP Lender’s, DIP Agent’s, or the Prepetition Secured Parties’ right to credit bid up to the full amount or any portion of, as applicable, its DIP Obligations and/or Prepetition Secured Obligations, in each case including, without limitation, any accrued interest and expenses, in any sale, as applicable, whether such sale is effectuated through section 363 of the Bankruptcy Code, in a chapter 11 or chapter 7 proceeding, under section 1129 of the Bankruptcy Code, by a chapter 7 or chapter 11 trustee, or otherwise; provided that any proceeds of any sale be applied in accordance with the waterfall set forth in the applicable DIP Loan Documents.

(xii)          Sections 506(c) and 552(b). As a material inducement to the DIP Secured Parties to agree to provide the DIP Facilities, and in exchange for (a) the DIP Secured Parties’ willingness to provide the DIP Facilities to the extent set forth herein, (b) the DIP Agents’ and DIP Lenders’ agreement to subordinate their liens and superpriority claims to the Carve Out and to the current payment of administrative expenses of the Debtors’ estates in accordance with the Approved Budget, and (c) the consensual use of ABL Cash Collateral consistent with the Approved Budget and the terms of the Interim Order and this Final Order, each of the DIP Secured Parties and the Prepetition Secured Parties is entitled to receive, (1) a waiver of any equities of the case exceptions or claims under section 552(b) of the Bankruptcy Code and a waiver of unjust enrichment and similar equitable relief as set forth below, and (2) a waiver of the provisions of section 506(c) of the Bankruptcy Code subject to the terms hereof.

(xiii)         Good Cause. Good cause has been shown for the entry of this Final Order. The relief requested in the Motion is necessary, essential and appropriate, and is in the best interest of and will benefit the Debtors, their creditors and their Estates, as its implementation will, among other things, provide the Debtors with the necessary liquidity to (1) minimize disruption to the Debtors’ businesses and on-going operations, (2) preserve and maximize the value of the Debtors’ Estates for the benefit of all the Debtors’ creditors, and (3) avoid immediate and irreparable harm to the Debtors, their creditors, their businesses, their employees, and their assets. The terms of the DIP Facilities (including the Roll-Up) are fair and reasonable, reflect each Debtor’s exercise of its business judgment, and are supported by reasonably equivalent value and fair consideration.

(xiv)         Adequate Protection. Until the Roll-Up is complete and all Prepetition Secured Obligations are paid in full, the Prepetition Secured Parties are entitled pursuant to sections 361, 362, 363 and 364 of the Bankruptcy Code, to receive adequate protection against any Diminution in Value of their respective interests in the Prepetition ABL Collateral (including ABL Cash Collateral); provided, however, that the Prepetition Secured Parties shall be entitled to such adequate protection in the event that the Prepetition Secured Obligations are not paid in full or the Roll-Up (or any portion thereof) is unwound, reversed, or otherwise invalidated. For the avoidance of doubt, subject to Section 6.7 herein, the adequate protection provided to the Prepetition Secured Parties herein are hereby approved absent the entry of a final and non-appealable order by this Court sustaining any Challenge to the Prepetition Liens.

(xv)          Entry of the Final Order. Sufficient cause exists for entry of this Final Order pursuant to Bankruptcy Rule 4001(c)(2). No party appearing in the Cases has filed or made an objection to the relief sought in the Motion or the entry of this Final Order, or any objections that were made (to the extent such objections have not been withdrawn, waived, resolved, or settled) are hereby overruled on the merits.

Based upon the foregoing, and upon the record made before the Court at the Interim Hearing and the Final Hearing, and after due consideration and good cause appearing therefor;

IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

Section 1.               Authorization and Conditions to Financing.

1.1           Motion Granted. The Motion is granted on a final basis to the extent provided in this Final Order. Any objection to the entry of this Final Order that has not been withdrawn, waived, resolved or settled, and all reservations of rights included therein, is hereby denied and overruled on the merits.

1.2           Ratification of the Interim Order and Authorization of DIP Financing. The terms of the Interim Order are hereby ratified and confirmed, except to the extent amended or modified by this Final Order, and all borrowings and payments made under the Interim Order, and any and all liens or claims provided under such Interim Order, are hereby ratified and confirmed on a final basis and shall be made in accordance with and pursuant to this Final Order. The Debtors are hereby authorized and empowered on a final basis to immediately borrow, incur and guarantee, as applicable, (a) pursuant to the terms and conditions of the U.S. DIP Documents, (i) loans under the U.S. Revolving Credit Facility, up to an initial aggregate principal amount, together with the outstanding amounts under the U.S. Prepetition Credit Facility, of $160,000,000 in U.S. Revolving Commitments, of which up to $50,000,000 shall constitute a sublimit for the issuance of U.S. Letters of Credit and Swing Line Loans; (ii) the DIP Term Loans to the U.S. Borrower and (iii) the loans advanced under the DIP Loan Documents from time to time to the U.S. Borrower, with the right of the U.S. Borrower to make available, through approved inter-company loans, transfers and investments, such funds to the Global Borrowers, consistent with the applicable Approved Budget and (b) loans under the Global DIP Revolving Credit Facility, pursuant to the Global DIP Agreement, a committed senior secured super-priority asset-based credit facility will be made available to the Global Borrowers in an aggregate principal amount, together with the outstanding amounts under the Global Prepetition Credit Facility, of $300,000,000 in Global Revolving Commitments, of which up to $100,000,000 shall constitute a sublimit for the issuance of the Global Letters of Credit.

1.3           Subject to the terms and conditions contained in this Final Order and the DIP Loan Documents, the Debtors shall use the proceeds of the DIP Facilities pursuant to the terms and conditions consistent with the Approved Budget, DIP Loan Documents, the Interim Order, and this Final Order.

1.4           Financing Documents

(a)           Authorization. The Debtors are hereby authorized and directed, on a final basis, to enter into, execute, deliver, and perform all obligations under the DIP Loan Documents. No obligation, payment, transfer or grant of security hereunder or under the DIP Loan Documents shall be stayed, restrained, voidable, avoidable, or recoverable under the Bankruptcy Code or under any applicable state, federal, or foreign law (including, without limitation, under chapter 5 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act, or similar statute or common law), or be subject to any defense, reduction, setoff, counterclaim, recoupment, offset, recharacterization, subordination (whether equitable, contractual or otherwise), cross-claims, or any other challenge under the Bankruptcy Code or any applicable law, rule or regulation by any person or entity; provided, however, that the Roll-Up shall be subject to challenge solely as set forth in Section 4.1 hereof; provided, further, that notwithstanding anything herein or in any other order to the contrary, absent the entry of a final and non-appealable order by this Court sustaining any Challenge pursuant to Section 4.1 hereof, nothing herein shall permit any party to challenge or otherwise object to whether the Roll-Up shall be secured by the DIP Collateral or the right of the DIP Secured Parties to credit bid the Roll-Up in respect of the DIP Collateral.

(b)           Approval; Evidence of Borrowing Arrangements. All terms, conditions and covenants set forth in the DIP Loan Documents (including, without limitation, each of the DIP Loan Agreements) are approved on a final basis; provided, however, that notwithstanding the language in section 7.01(y) of the U.S. DIP Agreement and 26.10(p) in the Global DIP Agreement, the Debtors shall be entitled to comply with any discovery requests from the Committee in the event of a Challenge (and solely as permitted by Section 4.1 hereof) without triggering an Event of Default (as defined in each DIP Loan Agreement). All such terms, conditions and covenants shall be sufficient and conclusive evidence of (i) the borrowing arrangements by and among the Debtors, the DIP Agents and the DIP Lenders, whether borrowed under the terms of the Interim Order or this Final Order, and (ii) each Debtor’s assumption and adoption of, and agreement to comply with, all the terms, conditions, and covenants of each DIP Loan Agreement and the other DIP Loan Documents for all purposes, including, without limitation, to the extent applicable, the payment of all DIP Obligations arising thereunder, including, without limitation, all principal, interest, fees and other expenses, including, without limitation, all of each DIP Agent’s and DIP Lender’s closing, arranger and administrative fees, consultant fees, professional fees, attorney fees and legal expenses, as more fully set forth in the DIP Loan Documents. Upon effectiveness thereof, the DIP Loan Documents shall evidence the DIP Obligations, which DIP Loan Documents and DIP Obligations shall be valid, binding and enforceable against the Debtors, their Estates and any successors thereto, including, without limitation, any trustee appointed in any of these Cases or any case under chapter 7 of the Bankruptcy Code upon the conversion of any of these Cases (collectively, the “Successor Cases”), and their creditors and other parties-in-interest, in each case, in accordance with the Interim Order, this Final Order, and the DIP Loan Documents.

(c)           Payment of DIP Premiums and Other Expenses. Any and all fees and expenses payable pursuant to the DIP Loan Documents (collectively, any and all such fees and expenses, the “DIP Fees”) are hereby approved on a final basis and the Debtors are authorized and directed to pay, in cash and on a current basis, all reasonable and documented out-of-pocket costs, disbursements, and expenses of the DIP Agents and the DIP Lenders incurred at any time, as provided by the DIP Loan Documents and this Final Order in accordance with Section 6.15 hereof; provided, however, that payment of any commitment fee shall be limited to the fee payable on such borrowings or use of ABL Cash Collateral. The DIP Fees shall not be subject to any offset, defense, claim, counterclaim or diminution of any type, kind or nature whatsoever.

(d)           Non-Material Amendments to DIP Loan Documents. Subject to the terms and conditions of the applicable DIP Loan Documents and upon three (3) Business Days’ advance notice to the Committee, the Debtors and the applicable DIP Secured Parties may make ministerial amendments, modifications, or supplements to any DIP Loan Document, and the DIP Agents and the DIP Lenders may waive any provisions in the DIP Loan Documents, without further approval of the Bankruptcy Court. Any amendments, modifications or supplements to any DIP Loan Documents, other than as set forth in the preceding sentence (collectively, “Material DIP Amendments”), shall be filed with the Court, and the Debtors shall provide prior written notice of the Material DIP Amendment to (i) counsel to the DIP Agents; (ii) counsel to the DIP Lenders, (iii) counsel for each of the Prepetition Term Parties; (iv) counsel to the Committee, and (v) the U.S. Trustee. If no party in interest files an objection to the Material DIP Amendment with the Court within three (3) Business Days from the date the notice of the Material DIP Amendment is filed with the Court in accordance with this Section 1.4, the Debtors and the applicable DIP Secured Parties are authorized and empowered to implement, in accordance with the terms of the applicable DIP Loan Documents, such Material DIP Amendment, without further notice, hearing or approval of this Court. Any Material DIP Amendment subject to a timely and unresolved objection must be approved by the Court to be effective.

1.5           Payments and Application of Payments.

(a)           All proceeds of the Prepetition ABL Collateral received by any Prepetition Secured Parties, or by any of the Debtors, and any other amounts or payments received by the DIP Agents, any DIP Lender or any of the Debtors in respect of the DIP Obligations, shall be applied or deemed to be applied on a dollar-for dollar basis by the DIP Agents first to repayment of the remaining Prepetition Secured Obligations, then to the repayment of the DIP Obligations until indefeasibly paid in full in accordance with the DIP Loan Agreements, the other DIP Loan Documents, the Interim Order, and this Final Order; provided that any repayment of the Prepetition Secured Obligations shall be subject to the terms of the Interim Order, this Final Order, and Section 4.1 hereof.

(b)           Upon entry of the Interim Order the following relief was granted on an interim basis, and upon the entry of this Final Order such relief is granted on a final basis: (i) the Prepetition Letters of Credit were, and continue to be, deemed Letters of Credit under the DIP Obligations; (ii) all cash proceeds of U.S. Priority Collateral securing U.S. Secured Obligations (each as defined in the DIP Intercreditor Agreement) were, and continue to be, deemed to pay down outstanding obligations under the U.S. Prepetition Credit Facility on a dollar-for-dollar basis and, contemporaneously therewith, increase availability under the U.S. DIP Revolving Credit Facility, subject to compliance with any applicable borrowing base limitations as set forth herein, by a corresponding amount; (iii) all cash proceeds of Global Prepetition ABL Collateral securing Global Secured Obligations (as defined in the DIP Intercreditor Agreement) were, and continue to be, deemed to pay-down outstanding obligations under the Global Prepetition Credit Facility on a dollar-for-dollar basis and, contemporaneously therewith, increase availability under the Global DIP Revolving Credit Facility, subject to compliance with any applicable borrowing base limitations as set forth herein, by a corresponding amount; provided, however, that notwithstanding anything set forth in the Interim Order or this Final Order, the relief granted in Section 1.5(b) of both the Interim Order and this Final Order shall be subject to the Committee’s rights under Section 4.1 of this Final Order and Local Rule 4001-2(g)(5).

1.6           Continuation of Prepetition Procedures. Except to the extent expressly set forth in the Prepetition Loan Documents and DIP Loan Documents, all prepetition practices and procedures for the payment and collection of proceeds of the Prepetition ABL Collateral, sleeving, the turnover of cash, the delivery of property to the U.S. Prepetition Agents and the U.S. Prepetition Lenders, including the Deposit Account Control Agreements (as such term is defined in the U.S. Prepetition Credit Agreement) and any other similar lockbox or blocked depository bank account arrangements, are hereby approved on a final basis and shall continue without interruption.

1.7          Indemnification. The Debtors shall indemnify and hold harmless each DIP Agent and each DIP Lender, solely in their capacities as such, and each of their respective successors, assigns, affiliates, parents, subsidiaries, partners, controlling persons, representatives, agents, attorneys, advisors, financial advisors, consultants, professionals, officers, directors, members, managers, shareholders and employees, past, present and future, and their respective heirs, predecessors, successors and assigns (each, an “Indemnified Party”), in accordance with, and subject to, the DIP Loan Documents, which indemnification is hereby authorized and approved on a final basis.

Section 2.               Postpetition Lien; Superpriority Administrative Claim Status.

2.1           Postpetition Lien.

(a)         Postpetition DIP Lien Granting. To secure performance and payment when due (whether at the stated maturity, by acceleration or otherwise) of any and all DIP Obligations of the Debtors to the DIP Secured Parties of whatever kind, nature or description, absolute or contingent, now existing or hereafter arising, the DIP Agents, for the benefit of themselves and the DIP Lenders, were granted on an interim basis, and upon entry of this Final Order, are hereby granted on a final basis, effective as of the Petition Date, continuing, valid, binding, enforceable, non-avoidable, and automatically and properly perfected security interests in and liens (each, a “DIP Lien” and together with the Prepetition Liens on the DIP Collateral, the “DIP Liens”) in and upon all DIP Collateral, subject to the priorities set forth in Section 2.1(b) below.

(b)         DIP Lien Priority in Collateral. The DIP Liens securing all DIP Obligations shall be first and senior in priority to all other interests and liens of every kind, nature and description, whether created consensually, by an order of the Court or otherwise, including, without limitation, liens or interests granted in favor of third parties in conjunction with any liens or other interests granted by or arising under this Court’s Final Order (I) Authorizing the Debtors to (A) Continue to Operate Their Cash Management System and Maintain Existing Bank Accounts and (B) Continue to Perform Intercompany Transactions and (II) Granting Related Relief (the “Final Cash Management Order”) and any liens or other interests granted pursuant to sections 363, 364 or any other section of the Bankruptcy Code or other applicable law; provided, however, that the DIP Liens on the (i) DIP Collateral shall be subject to the Carve Out and Permitted Liens (as defined in the applicable DIP Loan Agreement) and (ii) Prepetition Term Collateral shall be subject to the Carve Out, Permitted Liens, Prepetition Term Liens, and any adequate protection liens or claims granted pursuant to the Prepetition Term Adequate Protection Orders (the “Prepetition Term Adequate Protection Liens and Claims”); provided, for the avoidance of doubt, that the Prepetition Term Adequate Protection Liens and Claims shall be limited to the (i) prepetition collateral granted to any Prepetition Term Party under the respective Prepetition Term Loan Documents (as defined in the Motion) and (ii) the borrowers under the applicable Prepetition Term Loan Facility under which such Prepetition Term Party is a party and any other Debtor against whom such Prepetition Term Party has a Prepetition Term Lien.

(c)         Postpetition Lien Perfection. Each of the Interim Order and the Final Order shall be sufficient and conclusive evidence of the priority, perfection and validity of the DIP Liens and security interests granted herein, effective as of the Petition Date, without any further act and without regard to any other federal, state or local requirements or law requiring notice, filing, registration, recording or possession of the DIP Collateral, or other act to validate or perfect such security interest or lien, including without limitation, control agreements with any financial institution(s) party to a Deposit Account Control Agreement or other depository account consisting of DIP Collateral (a “Perfection Act”). Notwithstanding the foregoing, if either DIP Agent, shall, in its sole discretion, elect for any reason to file, record or otherwise effectuate any Perfection Act, then such DIP Agent is authorized to perform such act, and the Debtors and Guarantors are authorized and directed to perform such act to the extent necessary or required by the DIP Loan Documents, which act or acts shall be deemed to have been accomplished as of the date and time of entry of the Interim Order notwithstanding the date and time actually accomplished, and in such event, the subject filing or recording office is authorized to accept, file or record any document in regard to such act in accordance with applicable law. The DIP Agents may choose to file, record or present a certified copy of either the Interim Order and/or this Final Order in the same manner as a Perfection Act, which shall be tantamount to a Perfection Act, and, in such event, the subject filing or recording office is authorized to accept, file or record such certified copy of the Interim Order and/or this Final Order, as applicable, in accordance with applicable law. Should either DIP Agent so choose and attempt to file, record or perform a Perfection Act, no defect or failure in connection with such attempt shall in any way limit, waive or alter the validity, enforceability, attachment, or perfection of the postpetition liens and security interests granted herein by virtue of the entry of the Interim Order and/or this Final Order, as applicable.

(d)         To the extent that any applicable non-bankruptcy law otherwise would restrict the granting, scope, enforceability, attachment, or perfection of the DIP Agents’ and the DIP Lenders’ liens and security interests granted and created by the Interim Order and/or this Final Order or otherwise would impose filing or registration requirements with respect to such liens and security interests, such law is hereby pre-empted to the maximum extent permitted by the Bankruptcy Code, applicable federal or foreign law, and the judicial power and authority of the United States Bankruptcy Court; provided, however, that nothing herein shall excuse the Debtors from the payment of local fees, if any, required in connection with such liens and related filings. Upon the entry of the Interim Order, to the extent that any DIP Agent had filed Uniform Commercial Code financing statements, mortgages, deeds of trust, or other security or perfection documents under the names of any of the Debtors or the Guarantors, such filings were, and continue to be, deemed to have properly perfected such liens and security interests granted and/or confirmed by the Interim Order and/or this Final Order without further action by the applicable DIP Agent. This Final Order shall be sufficient and conclusive evidence of the validity, perfection, enforceability and priority of the Adequate Protection Liens without the necessity of filing or recording any financing statement, deed of trust, mortgage, security agreement, notice of liens, or similar instrument or document which may otherwise be required under the law of any jurisdiction or the taking of any other action to validate or perfect the Adequate Protection Liens or to entitle the Adequate Protection Liens to the priorities granted herein; provided, however, that notwithstanding the foregoing, the Prepetition Agents may file, in their sole discretion, such financing statements, deeds of trust, mortgages, security agreements, notices of liens and other similar instruments or documents, and is hereby granted relief from the automatic stay of section 362 of the Bankruptcy Code in order to do so, and all such financing statements, deeds of trust, mortgages, security agreements, notices, and other agreements shall be deemed to have been filed or recorded at the time and on the date of the commencement of these Chapter 11 Cases. The Debtors shall execute and deliver to the Prepetition Agents all such financing statements, mortgages, security agreements, notices and other documents as the Prepetition Agents shall reasonably request to evidence, confirm, validate or perfect, or to ensure the contemplated priority of the Adequate Protection Liens. The Prepetition Agents may, in their sole discretion, file a photocopy of this Final Order as a financing statement with any recording officer designated to file financing statements or with any registry of deeds or similar offices in any jurisdiction in which the Debtors have real or personal property and, in such event, the subject filing or recording officer shall be authorized to file or record such copy of this Final Order.

(e)         The DIP Liens and the DIP Superpriority Claims (i) shall not be made subject to or pari passu with (A) any lien, security interest or claim heretofore or hereinafter granted in any of these Cases or any Successor Cases and shall be valid and enforceable against the Debtors, their Estates, any trustee or any other estate representative appointed or elected in these Cases or any Successor Cases and/or upon the dismissal of any of these Cases or any Successor Cases; (B) any lien that is avoided and preserved for the benefit of the Debtors and their Estates under section 551 of the Bankruptcy Code or otherwise; and (C) any intercompany or affiliate lien or claim; and (ii) shall not be subject to sections 510, 549, 550 or 551 of the Bankruptcy Code; provided, however, that notwithstanding the foregoing, the DIP Liens and DIP Superpriority Claims shall be subject to the Carve Out, the Prepetition Term Liens, and Prepetition Term Adequate Protection Liens and Claims, provided further, however, notwithstanding anything to the contrary herein, the Roll-Up shall be subject to the Committee’s rights set forth in Section 4.1 hereof.

2.2           Superpriority Administrative Expenses.

(a)         DIP Loans. Effective immediately upon the execution of the Interim Order, for all DIP Obligations now existing pursuant to the Interim Order or hereafter arising pursuant to this Final Order, the DIP Loan Documents or otherwise, the DIP Agents, for the benefit of themselves and the DIP Lenders, were granted on an interim basis, and upon entry of this Final Order, are hereby ratified, confirmed and approved on a final basis, an allowed superpriority administrative claim pursuant to section 364(c)(1) of the Bankruptcy Code, having priority in right of payment over any and all other obligations, liabilities and Indebtedness of Debtors (including, without limitation, any obligation, liability and Indebtedness arising under or granted pursuant to the Final Cash Management Order, but excluding, for the avoidance of doubt, the Carve Out, Prepetition Term Liens, and Prepetition Term Adequate Protection Liens and Claims), whether now in existence or hereafter incurred by the Debtors, and over any and all administrative expenses or priority claims of the kind specified in, or ordered pursuant to, inter alia, sections 105, 326, 328, 330, 331, 364(c)(1), 503(b), 507(a), 507(b), 546(c), 1113 or 1114 of the Bankruptcy Code (other than the Carve Out and Prepetition Term Adequate Protection Liens and Claims), whether or not such expenses or claims may become secured by a judgment lien or other non-consensual lien, levy or attachment, which allowed superpriority administrative claim shall be payable from and have recourse to all prepetition and postpetition property of the Debtors and all proceeds thereof (other than the Carve Out, the Prepetition Term Liens and the proceeds of Avoidance Actions with respect to the Prepetition Secured Obligations) (the “DIP Superpriority Claims”); provided, however, that notwithstanding the foregoing, the DIP Superpriority Claims shall be subject to the Carve Out, the Prepetition Term Liens, and the Prepetition Term Adequate Protection Liens and Claims.

2.3           Carve Out.

(a)         Carve Out. The “Carve Out” means the sum of (i) all fees required to be paid to the Clerk of the Court and to the Office of the U.S. Trustee under section 1930(a) of title 28 of the United States Code plus interest at the statutory rate (without regard to the notice set forth in (iii) below); (ii) all reasonable fees and expenses up to $100,000 incurred by a trustee under section 726(b) of the Bankruptcy Code (without regard to the notice set forth in (iii) below); (iii) to the extent allowed at any time, whether by interim order, procedural order, or otherwise, all fees and expenses previously paid and unpaid fees and expenses (the “Allowed Professional Fees”) incurred by persons or firms retained by the Debtors pursuant to section 327, 328, or 363 of the Bankruptcy Code (the “Debtor Professionals”) and the Committee pursuant to section 328 or 1103 of the Bankruptcy Code (the “Committee Professionals” and together with the Debtor Professionals, the “Professional Persons”) at any time before or on the first Business Day following delivery by either DIP Agent of a Carve Out Trigger Notice (as defined below), whether allowed by the Court prior to or after delivery of a Carve Out Trigger Notice; provided, however, that the Carve Out shall not include amounts related to any completion fee, success fee, restructuring fee, or similar such fee or compensation in respect of any Professional Persons; and (iv) Allowed Professional Fees of Professional Persons in an aggregate amount not to exceed $2,500,000 incurred after the first Business Day following delivery by either DIP Agent of the Carve Out Trigger Notice, to the extent allowed at any time, whether by interim order, procedural order, or otherwise (the amounts set forth in this clause (iv) being the “Post-Carve Out Trigger Notice Cap”). For purposes of the foregoing, “Carve Out Trigger Notice” shall mean a written notice delivered by email (or other electronic means) by either DIP Agent to the Debtors, their lead restructuring counsel, the U.S. Trustee, and counsel to the Committee, which notice may be delivered following the occurrence and during the continuation of an Event of Default and acceleration of an obligation under the applicable DIP Facility stating that the Post-Carve Out Trigger Notice Cap has been invoked. The Carve Out also shall include out of pocket expenses of members of the Committee (including out of pocket expenses of counsel to individual Committee members, but not fees of counsel to individual Committee members) incurred prior to the delivery of a Carve Out Trigger Notice.

(b)        Carve Out Reserves. On the day on which a Carve Out Trigger Notice is given by the DIP Agent to the Debtors with a copy to counsel to the Committee (the “Termination Declaration Date”), the Carve Out Trigger Notice shall (i) be deemed a draw request and notice of borrowing by the Debtors for both revolving and any outstanding delayed draw term loans under the DIP Facilities (on a pro rata basis based on the then outstanding U.S. Revolving Commitments, DIP Term Loan Commitment, or Global Revolving Commitments (together, the “Commitments”)), in an amount equal to the then unpaid amounts of the Allowed Professional Fees (any such amounts actually advanced shall constitute DIP Loans) and (ii) also constitute a demand to the Debtors to utilize all cash on hand as of such date and any available cash thereafter held by any Debtor to fund a reserve in an amount equal to the then unpaid amounts of the Allowed Professional Fees. The Debtors shall deposit and hold such amounts in a segregated account at the DIP Agent in trust to pay such then unpaid Allowed Professional Fees (the “Pre-Carve Out Trigger Notice Reserve”) prior to any and all other claims. On the Termination Declaration Date, the Carve Out Trigger Notice shall also (i) be deemed a request by the Debtors for both revolving and any outstanding delayed draw term loans under the DIP Facilities (on a pro rata basis based on the then outstanding Commitments), in an amount equal to the Post-Carve Out Trigger Notice Cap (any such amounts actually advanced shall constitute DIP Loans) and (ii) constitute a demand to the Debtors to utilize all cash on hand as of such date and any available cash thereafter held by any Debtor, after funding the Pre-Carve Out Trigger Notice Reserve, to fund a reserve in an amount equal to the Post-Carve Out Trigger Notice Cap. The Debtors shall deposit and hold such amounts in a segregated account at the DIP Agent in trust to pay such Allowed Professional Fees benefiting from the Post-Carve Out Trigger Notice Cap (the “Post-Carve Out Trigger Notice Reserve” and, together with the Pre-Carve Out Trigger Notice Reserve, the “Carve Out Reserves”) prior to any and all other claims. On the first business day after the DIP Agent gives such notice to such DIP Lenders, notwithstanding anything in the DIP Facilities to the contrary, including with respect to the existence of a Default (as defined in the applicable DIP Facility) or Event of Default (as defined in the applicable DIP Facility), the failure of the Debtors to satisfy any or all of the conditions precedent for any of the DIP Loans under any of the DIP Facilities, any termination of the Commitments following an Event of Default, or the occurrence of the Maturity Date (as defined in the applicable DIP Facility), each DIP Lender with an outstanding Commitment (on a pro rata basis based on the then outstanding Commitments) shall make available to the DIP Agent such DIP Lender’s pro rata share with respect to such borrowing in accordance with the applicable DIP Facility. All funds in the Pre-Carve Out Trigger Notice Reserve shall be used first to pay the obligations set forth in clauses (i) through (iii) of the definition of Carve Out set forth above (the “Pre-Carve Out Amounts”), but not, for the avoidance of doubt, the Post-Carve Out Trigger Notice Cap, until paid in full, and then, to the extent the Pre-Carve Out Trigger Notice Reserve has not been reduced to zero, to pay the DIP Agents for the benefit of the DIP Lenders, unless all DIP Obligations have been indefeasibly paid in full, in cash, and all Commitments have been terminated, in which case any such excess shall be paid to the Prepetition Secured Parties (as defined in the Motion), in accordance with their rights and priorities as of the Petition Date. All funds in the Post-Carve Out Trigger Notice Reserve shall be used first to pay the obligations set forth in clause (iv) of the definition of Carve Out set forth above (the “Post-Carve Out Amounts”), and then, to the extent the Post-Carve Out Trigger Notice Reserve has not been reduced to zero, to pay the DIP Agents for the benefit of the DIP Lenders, unless the DIP Obligations have been indefeasibly paid in full, in cash, and all Commitments have been terminated, in which case any such excess shall be paid to the Prepetition Secured Parties in accordance with their rights and priorities as of the Petition Date. Notwithstanding anything to the contrary in the DIP Loan Documents, or this Interim Order, if either of the Carve Out Reserves is not funded in full in the amounts set forth in this Section 2.3, then, any excess funds in one of the Carve Out Reserves following the payment of the Pre-Carve Out Amounts and Post-Carve Out Amounts, respectively, shall be used to fund the other Carve Out Reserve, up to the applicable amount set forth in this Section 2.3, prior to making any payments to the DIP Agents or the Prepetition Secured Parties, as applicable. Notwithstanding anything to the contrary in the DIP Loan Documents, the Interim Order, or this Final Order, following delivery of a Carve Out Trigger Notice, the DIP Agents and the Prepetition Agents shall not sweep or foreclose on cash (including cash received as a result of the sale or other disposition of any assets) of the Debtors until the Carve Out Reserves have been fully funded, but shall have a security interest in any residual interest in the Carve Out Reserves, with any excess paid to the DIP Agent for application in accordance with the DIP Loan Documents. Further, notwithstanding anything to the contrary in the Interim Order or this Final Order, (i) disbursements by the Debtors from the Carve Out Reserves shall not constitute Loans (as defined in the DIP Loan Agreements) or increase or reduce the DIP Obligations, (ii) the failure of the Carve Out Reserves to satisfy in full the Allowed Professional Fees shall not affect the priority of the Carve Out, and (iii) in no way shall the Initial Budget, Approved Budget, Carve Out, Post-Carve Out Trigger Notice Cap, Carve Out Reserves, or any of the foregoing be construed as a cap or limitation on the amount of the Allowed Professional Fees due and payable by the Debtors. For the avoidance of doubt and notwithstanding anything to the contrary in the Interim Order, this Final Order, the DIP Facilities, or in any Prepetition Credit Facilities, the Carve Out shall be senior to all liens and claims securing all of the DIP Facilities, the Adequate Protection Liens (as defined below), and any and all other forms of adequate protection, liens, or claims securing the DIP Obligations or the Prepetition Secured Obligations. For the avoidance of doubt, the Carve Out shall not be senior to the Prepetition Term Liens or the Prepetition Term Adequate Protection Liens and Claims.

(c)        Payment of Allowed Professional Fees Prior to the Termination Declaration Date. Any payment or reimbursement made prior to the occurrence of the Termination Declaration Date in respect of any Allowed Professional Fees shall not reduce the Carve Out.

(d)        No Direct Obligation To Pay Allowed Professional Fees. None of the DIP Agent, DIP Lenders, the Prepetition Secured Parties, or the Prepetition Term Parties shall be responsible for the payment or reimbursement of any fees or disbursements of any Professional Person incurred in connection with these Cases or any Successor Cases under any chapter of the Bankruptcy Code. Nothing in the Interim Order, this Final Order or otherwise shall be construed to obligate the DIP Agent, the DIP Lenders, the Prepetition Secured Parties, or the Prepetition Term Parties in any way, to pay compensation to, or to reimburse expenses of, any Professional Person or to guarantee that the Debtors have sufficient funds to pay such compensation or reimbursement.

(e)        Payment of Carve Out On or After the Termination Declaration Date. Any payment or reimbursement made on or after the occurrence of the Termination Declaration Date in respect of any Allowed Professional Fees shall permanently reduce the Carve Out on a dollar-for-dollar basis. Any funding of the Carve Out shall be added to, and made a part of, the DIP Obligations secured by the DIP Collateral and shall be otherwise entitled to the protections granted under the Interim Order, this Final Order, the DIP Loan Documents, the Bankruptcy Code, and applicable law.

2.4          Excluded Professional Fees. Notwithstanding anything to the contrary in this Final Order, none of the (i) Carve Out, (ii) DIP Facilities, (iii) DIP Collateral, Prepetition ABL Collateral, DIP Loans, ABL Cash Collateral, Revolving Loans, Letters of Credit, or (iv) any other credit or financial accommodations provided under or in connection with any of the DIP Loan Documents, nor the proceeds of any of the foregoing, may be used to pay any Allowed Professional Fees or any other fees or expenses incurred by any Professional Person, directly or indirectly, or by any of the Debtors, the Committee, or any trustee or other estate representative appointed in these Cases or any Successor Cases or any other person or entity (or to pay any professional fees, disbursements, costs or expenses incurred in connection therewith) in connection with any of the following unless, with respect to (ii)-(iv), agreed to in writing by the DIP Lenders:

(a)        an assertion or joinder in any claim, counter-claim, action, proceeding, application, motion, objection, defense or other contested matter seeking any order, judgment, determination or similar relief: (i) challenging the legality, validity, priority, perfection, or enforceability of the (A) Prepetition Secured Obligations or Prepetition Secured Parties’ liens on and security interests in the Prepetition ABL Collateral, and (B) the DIP Obligations or any DIP Agent’s or DIP Lender’s liens on and security interests in the DIP Collateral; (ii) invalidating, setting aside, avoiding or subordinating, in whole or in part, (A) the Prepetition Secured Obligations or Prepetition Secured Parties’ liens on and security interests in the Prepetition ABL Collateral, and (B) the DIP Obligations or any DIP Agent’s or DIP Lender’s liens on and security interests in the DIP Collateral; or (iii) preventing, hindering or delaying either DIP Agent’s or DIP Lenders’ enforcement of any lien, claim, right or security interest or realization upon any DIP Collateral in accordance with the terms and conditions of either DIP Loan Agreement or any DIP Loan Documents, respectively, and the Interim Order or this Final Order;

(b)        (i) to use or seek to use ABL Cash Collateral; (ii) except as permitted by the DIP Loan Documents, to sell or otherwise dispose of the DIP Collateral (or any portion thereof) other than in accordance with the terms of this Final Order; (iii) except to the extent permitted by the DIP Loan Documents, to use or seek to use any insurance proceeds constituting DIP Collateral without the consent of the DIP Agents and the applicable Required Lenders (as defined in the applicable DIP Loan Document); (iv) except to the extent expressly permitted by the DIP Loan Documents, to seek authorization to incur Indebtedness or Financial Indebtedness (as defined in the applicable DIP Loan Agreements) or to incur liens or security interests; (v) to object to or challenge in any way the rights granted or provided to the DIP Secured Parties under the terms of the Interim Order or this Final Order or the Bankruptcy Code, the DIP Liens, DIP Obligations, Prepetition Liens, Prepetition Secured Obligations, DIP Collateral (including ABL Cash Collateral or Prepetition ABL Collateral or any other claims or liens held by or on behalf of any of the DIP Agents, the DIP Lenders or the Prepetition Secured Parties, respectively, (vi) to prosecute or support any plan of liquidation or reorganization that crams down or reinstates the Prepetition Secured Obligations, (vii) to investigate (including by way of examinations or discovery proceedings, whether formal or informal), prepare, assert, join, commence, support or prosecute any action for any claim, counter-claim, action, proceeding, application, motion, objection, defense, or other contested matter seeking any order, judgment, determination or similar relief against, or adverse to the interests of, in any capacity, against any of the Released Parties with respect to any transaction, occurrence, omission, action or other matter arising under, in connection with or related to the Interim Order or this Final Order, the DIP Facility, the DIP Loan Documents, the Prepetition Loan Documents or the transactions contemplated therein or thereby, including, without limitation, (A) any claims or causes of action arising under chapter 5 of the Bankruptcy Code, (B) any so-called “lender liability” claims and causes of action, (C) any challenge to, claim, or cause of action with respect to the validity, enforceability, priority and extent of, or asserting any defense, counterclaim, or offset to, the DIP Obligations, the DIP Superpriority Claims, the DIP Liens, the DIP Loan Documents, the Prepetition Loan Documents or the Prepetition Secured Obligations, (D) any claim or cause of action seeking to challenge, invalidate, modify, set aside, avoid, marshal, limit, restrict, subordinate, disallow, or recharacterize in whole or in part, the DIP Obligations, the DIP Liens, the DIP Superpriority Claim, the DIP Collateral, the Prepetition ABL Collateral, the Prepetition Secured Obligations, (E) any action seeking to modify any of the rights, remedies, priorities, privileges, protections and benefits granted to either the DIP Agents or the DIP Lenders hereunder or under any of the DIP Loan Documents, the Prepetition Secured Parties under any of the Prepetition Loan Documents (in each case, including, without limitation, claims, proceedings or actions that might prevent, hinder or delay any of the DIP Agent’s or the DIP Lenders’ assertions, enforcements, realizations or remedies on or against the DIP Collateral in accordance with the applicable DIP Loan Documents, the Interim Order and/or the Final Order (as applicable); provided, however, that an aggregate amount of no more than $100,000 (the “Investigation Budget Amount”) of the DIP Collateral or proceeds from the borrowings under the DIP Facilities or any other amounts may be used solely by the Committee for its allowed fees and expenses in investigating (but not objecting to, challenging, litigating (including by way of discovery), opposing, or seeking to subordinate or recharacterize) the validity, enforceability, perfection, priority or extent of the Prepetition Liens, the Prepetition Loan Documents, or the Prepetition Secured Obligations, prior to the deadline to file a Challenge (as defined below) in accordance with the provisions of Section 4.1 hereof; provided further, however, the fees and expenses of the Committee’s professionals incurred on or before December 7, 2018 with respect to any of the actions delineated in this Section 2.4 shall not be subject to the limitations contained in this Section 2.4 or be deemed to be part of the Investigation Budget Amount;, provided, further, for the avoidance of doubt, that any fees and/or expenses in excess of the Investigation Budget Amount incurred by the Committee in connection with the actions delineated in this Section 2.4 and allowed by the Bankruptcy Court under Bankruptcy Code sections 328, 330, 331 and/or 503(b) shall be permitted to be paid in accordance with applicable orders of this Court including any interim compensation orders, provided that the administrative expenses in respect thereof shall be subordinate in all respects to the Carve Out, the DIP Obligations and the Prepetition Secured Obligations.

(c)        Any act which has or could adversely modify or compromise the rights and remedies of any DIP Secured Party and/or Prepetition Secured Party under the Interim Order or this Final Order or any act which directly results in the occurrence of a DIP Termination Event under any of the DIP Loan Documents, the Interim Order or this Final Order.

2.5           Use of ABL Cash Collateral; Adequate Protection.

(a)        Authorization to Use ABL Cash Collateral. Subject to the terms and conditions of the Interim Order, this Final Order, and the DIP Loan Documents, the Debtors shall be and are hereby authorized to use, in accordance with the Approved Budget, the ABL Cash Collateral for the period commencing on the date of this Final Order and terminating upon the occurrence of a DIP Termination Event. Nothing in this Final Order shall authorize the disposition of any assets of the Debtors or their Estates outside the ordinary course of business, or any Debtor’s use of ABL Cash Collateral or other proceeds resulting therefrom, except as expressly permitted in the Interim Order, this Final Order, the DIP Loan Documents and compliance with the Approved Budget. Any failure by the Debtors on or after the Petition Date to comply with the segregation requirements of section 363(c)(4) of the Bankruptcy Code in respect of any ABL Cash Collateral shall not be used as a basis to challenge any of the Prepetition Secured Obligations, or the extent, validity, enforceability or perfected status of any of the Prepetition Liens.

(b)        Prepetition Adequate Protection Liens. As adequate protection for the Diminution in Value of their interests in the Prepetition ABL Collateral (including ABL Cash Collateral) and the subordination to the Carve Out, the Prepetition Agents for the benefit of themselves and the lenders from time to time under the Prepetition Loan Documents (collectively, the “Prepetition Lenders”), were granted on an interim basis, effective immediately upon entry of the Interim Order, pursuant to sections 361 and 363 of the Bankruptcy Code, and solely to the extent of the Diminution in Value, valid, binding, enforceable and perfected replacement liens upon and security interests in all DIP Collateral other than the Prepetition Term Collateral (the “Interim Order Prepetition Replacement Liens”). Upon entry of this Final Order, pursuant to sections 361 and 363 of the Bankruptcy Code, as adequate protection for the Diminution in Value of their interests in the Prepetition ABL Collateral (including ABL Cash Collateral) and the subordination to the Carve Out, the Prepetition Agents, for the benefit of themselves and the Prepetition Lenders, are hereby granted on a final basis, solely to the extent of, and in an aggregate amount equal to, any Diminution in Value: (x) valid, binding, enforceable, perfected and non-avoidable first priority replacement liens on, and security interests in, the Prepetition ABL Collateral (including ABL Cash Collateral) held by each applicable Debtor that is an obligor under the Prepetition Loan Documents (the “Final Prepetition Replacement Liens”), and (y) valid, binding, enforceable, perfected and non-avoidable liens upon and security interests in all DIP Collateral (other than the Prepetition Term Collateral and the Prepetition ABL Collateral) (the “Additional Adequate Protection Liens”, and together with the Final Prepetition Replacement Liens, the “Adequate Protection Liens”), which Adequate Protection Liens shall be junior and subordinate only to (i) the Carve Out, (ii) the Permitted Liens (as defined in the applicable DIP Loan Agreements and Prepetition Loan Documents), (iii) the Prepetition Agents’ and Prepetition Lenders’ liens on the DIP Collateral to secure the Prepetition Secured Obligations, and (iv) the DIP Agents’ and DIP Lenders’ DIP Lien on the DIP Collateral.

(c)        Prepetition 507(b) Priority Claims. As additional adequate protection for any Diminution in Value, effective immediately upon entry of the Interim Order, the Prepetition Agents for the benefit of themselves and the Prepetition Lenders, were granted on an interim basis, and upon entry of this Final Order, are hereby ratified, confirmed and approved on a final basis, as and to the extent provided under section 507(b) of the Bankruptcy Code, and solely to the extent of the Diminution in Value, an allowed superpriority administrative expense claim in each of these Cases and any Successor Cases (the “Prepetition Adequate Protection Superpriority Claim”). The Prepetition Adequate Protection Superpriority Claim shall be junior only to (i) the Carve Out, (ii) the DIP Superpriority Claim, and (iii) the Prepetition Term Adequate Protection Liens and Claims, and shall otherwise have priority over all administrative expense claims and unsecured claims against the Debtors and their Estates now existing or hereafter arising, of any kind or nature whatsoever.

(d)        Fees and Expenses. The Debtors shall timely pay or reimburse, as applicable, in cash all reasonable and documented fees and out-of-pocket costs and expenses incurred (whether prepetition or postpetition) by any Prepetition Agent or Prepetition Lender in respect of the following advisors: Allen & Overy LLP; Willkie Farr & Gallaher LLP; Milbank, Tweed, Hadley & McCloy LLP; Norton Rose Fulbright LLP and such other local counsels and advisors as may be required (the “Creditor’s Counsel”); provided, that any invoices submitted to and payments or reimbursements made by the Debtors under this Section 2.5(d) shall be subject to the procedures set forth in Section 6.15 of this Final Order; provided further that such payments or reimbursements shall be without prejudice to and with a full reservation of rights by each of the Debtors, the Committee and the Prepetition Secured Parties, regarding whether such payment should be recharacterized or reallocated pursuant to section 506(b) of the Bankruptcy Code as principal payments under the applicable Prepetition Credit Facilities (whether as to principal, interest or otherwise) to the extent not paid in respect of the DIP Loan Documents.

(e)        Adequate Protection Payments. As additional adequate protection, immediately upon entry of the Interim Order, the Debtors were authorized and directed (and such additional adequate protection is hereby ratified, confirmed and approved on a final basis) to pay to the Prepetition Agents, for themselves and for the benefit of the applicable Prepetition Lenders, periodic adequate protection payments (the “Adequate Protection Payments”) in an amount resulting from the application of a per annum rate equal to the non-default interest rate under the applicable Prepetition Credit Facility to the aggregate outstanding amount of Prepetition Secured Obligations as of the Petition Date in respect of such relevant periods ending after the Petition Date (and not, for the avoidance of doubt, at any different rate set forth in any of the applicable Prepetition Credit Facilities); provided, however, that any Adequate Protection Payments shall be without prejudice to the Debtors and the Prepetition Secured Parties, and with a full reservation of rights by each of the Debtors, Committee and the Prepetition Secured Parties, as to whether such payment should be recharacterized or reallocated pursuant to section 506(b) of the Bankruptcy Code as principal payments under the applicable Prepetition Credit Facilities (whether as to principal, interest or otherwise). The Adequate Protection Payments will be calculated on a monthly basis, and be due and payable on the first business day of each month occurring after the first full month following the Petition Date and shall cease upon completion of the Roll-Up and payment in full of all Prepetition Secured Obligations; provided, however that the Adequate Protection Payments shall automatically be reinstated and immediately continue without further order of the Court in the event that the Prepetition Secured Obligations are not paid in full or the Roll-Up (or any portion thereof) is unwound, reversed, or otherwise invalidated pursuant to an order of the Court (or any other court of competent jurisdiction) under Section 4.1 hereof.

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(f)         Adequate Protection Reservation. The receipt by the Prepetition Secured Parties of the adequate protection provided pursuant to Section 2.5 of the Interim Order or this Final Order shall not be deemed an admission that the interests of the Prepetition Secured Parties are adequately protected. Further, nothing contained in the Interim Order or this Final Order shall prejudice or limit the rights of the Prepetition Secured Parties, subject to the Prepetition Intercreditor Agreements, to seek additional relief with respect to the use of ABL Cash Collateral or additional adequate protection prior to the completion of the Roll-Up and payment in full of the Prepetition Secured Obligations or after the Roll-Up (or any portion thereof) is unwound, reversed, or otherwise invalidated.

Section 3.               Default; Rights and Remedies; Relief from Stay.

3.1           Events of Default. The occurrence of (a) any “Event of Default” as that term is defined in each of the DIP Loan Agreements; (b) the Maturity Date under any DIP Loan Agreement; and/or (c) any violation, breach or default by any Debtor with respect to any of its obligations under this Final Order, shall constitute a “DIP Termination Event” hereunder unless waived in writing by the applicable DIP Secured Parties and in accordance with the applicable DIP Loan Documents.

3.2           Rights and Remedies upon a DIP Termination Event.

(a)        Subject to the terms and provisions of the Prepetition TermAdequate Protection Orders and Section 6.13 of this Final Order, upon the occurrence of and during the continuance of a DIP Termination Event and upon written notice to the Debtors (copying counsel for the Committee), the DIP Agents shall be entitled to take any act or exercise any right or remedy as provided in this Final Order or any DIP Loan Document, as applicable, including, without limitation, (i) declare all DIP Obligations owing under their respective DIP Loan Documents to be immediately due and payable; (ii) terminate, reduce or restrict any commitment to extend additional credit to the Debtors to the extent any such commitment remains (including provision of any Letters of Credit); (iii) terminate the DIP Facilities and any DIP Loan Document as to any future liability or obligation of the DIP Secured Parties, but without affecting any of the DIP Obligations or the DIP Liens securing the DIP Obligations; (iv) terminate and/or revoke the Debtors’ right, if any, under this Final Order and the other DIP Loan Documents to use any ABL Cash Collateral and all authority to use ABL Cash Collateral shall cease, subject, however, to (A) the Debtors’ right to seek authority to use cash collateral and each of the DIP Secured Parties’ and Prepetition Secured Parties’ respective right to oppose any such request and (B) Section 3.2(b) hereof; (v) invoke the right to charge interest at the default rate under the DIP Loan Documents; (vi) freeze monies or balances in the Debtors’ accounts constituting Collateral; (vii) immediately setoff any and all amounts in accounts maintained by the Debtors with the applicable DIP Agents or the DIP Lenders against the DIP Obligations; (viii) otherwise enforce any and all rights against the DIP Collateral in the possession of any of the applicable DIP Lenders, including, without limitation, disposition of the DIP Collateral for application towards the DIP Obligations, subject to section 3.2(b); and (A) take any other actions or exercise any other rights or remedies permitted under this Final Order, the DIP Loan Documents or applicable law; provided, however, that prior to the exercise of any right set forth in this paragraph, the applicable DIP Agent shall be required to provide five (5) Business Days’ written notice (or such other notice period as may be ordered by the Court) to counsel to the Debtors, counsel to the Committee and the U.S. Trustee of its intent to exercise its rights and remedies (the “Enforcement Notice Period”) other than with respect to funding of the Carve Out. Notwithstanding anything to the contrary herein, the DIP Secured Parties shall have no obligation to lend or advance any additional funds to or on behalf of the Debtors, or provide any other financial accommodations to the Debtors, immediately upon or after the occurrence of a DIP Termination Event, or upon the occurrence of any act, event, or condition that, with the giving of notice or the passage of time, or both, would constitute a DIP Termination Event. For the avoidance of doubt, notwithstanding the forgoing, the Debtors may use ABL Cash Collateral for (i) the Carve Out Reserves, as set forth in Section 2.3; and (ii) subject to the Approved Budget, amounts that the Debtors have determined in good faith are, in the ordinary course, critical to the preservation of the Debtors and their Estates and have been approved in advance in writing by the applicable Required Lenders.

(b)        Unless during such Enforcement Notice Period, the Debtors, the U.S. Trustee, or the Committee files a motion seeking enforcement of the stay or seeking a determination that a DIP Termination Event has not occurred, the DIP Agents and the DIP Lenders shall be deemed to have received relief from the automatic stay, and subject in each case to the terms and conditions of the Prepetition Term Adequate Protection Orders and the passage of five (5) Business Days’ written notice, may (unless stayed), and subject to Section 6.13 of this Final Order, foreclose on all or any portion of the DIP Collateral, collect accounts receivable, and apply the proceeds thereof to the DIP Obligations, occupy the Debtor ABL Obligors’ premises to sell or otherwise dispose of the DIP Collateral, or otherwise exercise all rights and remedies available against the DIP Collateral permitted by the DIP Loan Documents in accordance with applicable law or equity, without further notice to, hearing of, or order from this Court, and without restriction or restraint by any stay under sections 105 or 362 of the Bankruptcy Code, or otherwise. During the Enforcement Notice Period, the Debtors may use ABL Cash Collateral to pay, subject to the Approved Budget, only the following amounts and expenses: (i) the Carve Out Reserves, as set forth in section 2.3; and (ii) subject to the Approved Budget, amounts that the Debtors have determined in good faith are, in the ordinary course, critical to the preservation of the Debtors and their Estates and have approved in advance in writing by the applicable Required Lenders. In the event the Debtors, the U.S. Trustee, or the Committee do not file a motion with the Bankruptcy Court during the Enforcement Notice Period seeking enforcement of the stay or seeking a determination that a DIP Termination Event has not occurred, then after the expiration of such Enforcement Notice Period, the Debtors shall reasonably cooperate with the DIP Agents and the DIP Lenders in their exercise of rights and remedies, whether against the DIP Collateral or otherwise, and the Debtors shall waive any right to seek relief under the Bankruptcy Code, including under section 105 thereof, to the extent such relief would restrict or impair the rights and remedies of the DIP Agents and the DIP Lenders set forth in the Interim Order, this Final Order and in the DIP Loan Documents. None of the DIP Secured Parties shall object to a request by the Debtors for an expedited hearing before the Court to contest whether a DIP Termination Event has in fact occurred. Notwithstanding anything to the contrary herein, the Committee shall not be precluded from raising any issue before the Court in connection with a DIP Termination Event. Notwithstanding anything contained herein to the contrary, none of the DIP Agents, DIP Lenders, Prepetition Agents or Prepetition Lenders shall be permitted to enforce any rights against or foreclose on any Litigation Claims, Avoidance Actions or D&O Claims, provided, however, that nothing in this Final Order or any other order of this Court shall be construed to limit or impair the liens or claims of the DIP Agents, DIP Lenders, Prepetition Agents or Prepetition Lenders with respect to the proceeds of Litigation Claims, Avoidance Actions or D&O Claims.

3.3          Modification of Automatic Stay. The automatic stay provisions of section 362 of the Bankruptcy Code and any other restriction imposed by an order of the Court or applicable law are hereby modified without further notice, application or order of the Court to the extent necessary (a) to permit the DIP Agents to perform any act authorized or permitted under or by virtue of the Interim Order, this Final Order, the DIP Loan Agreements, the DIP Security Agreements, or the other DIP Loan Documents, as applicable, including, without limitation, (i) to implement the postpetition financing arrangements authorized by the Interim Order and this Final Order (as applicable), (ii) to take any act to create, validate, evidence, attach or perfect any lien, security interest, right or claim in the DIP Collateral, (iii) to assess, charge, collect, advance, deduct and receive payments with respect to the Prepetition Secured Obligations and DIP Obligations (or any portion thereof), including, without limitation, all interests, fees, costs and expenses permitted under any of the DIP Loan Documents and apply such payments to the Prepetition Secured Obligations, and (iv) immediately following the expiration of the Enforcement Notice Period (as referred to above), unless stayed, to take any action and exercise all rights and remedies provided to it by the Interim Order, this Final Order, the DIP Loan Documents or applicable law; provided that the authorization set forth in this Section 3.3 shall be subject in each case to the terms and conditions of the Prepetition Term Adequate Protection Orders and (b) to permit the Stalking Horse Bidder to terminate the Stalking Horse Agreement in accordance with its terms, unless the Stalking Horse Agreement has already been terminated pursuant to the RSA, and to deliver any notice contemplated therein.

Section 4.               Representations; Covenants; and Waivers.

4.1           Reservation of the Committee’s Challenge Rights.

(a)        Objections to Prepetition Secured Obligations. Notwithstanding anything to the contrary in the Interim Order or this Final Order, any action, claim, defense, complaint, motion or other written opposition that seeks to object to, challenge, contest or otherwise invalidate or reduce, whether by setoff, recoupment, counterclaim, deduction, disgorgement or other claim of any kind regarding (i) the existence, validity or amount of the Prepetition Secured Obligations, as of the Petition Date, (including as to the value of a secured claim of the Prepetition Secured Parties, solely with respect to Prepetition Secured Obligations, pursuant to section 506(a) of the Bankruptcy Code), (ii) the extent, legality, validity, perfection or enforceability of the Prepetition Secured Parties’ respective prepetition liens and security interests in the Prepetition ABL Collateral solely with respect to Prepetition Secured Obligations or (iii) the ability of any Prepetition Secured Party to credit bid up to the full amount of the Prepetition Secured Obligations pursuant to section 363(k) of the Bankruptcy Code in any sale conducted in this Court (whether for “cause” or otherwise), in each case, must be properly filed with the Court by the Committee or any other party-in-interest in accordance with the Challenge procedures. Any party-in-interest with standing, including, without limitation, the Committee (which shall have automatic standing to do so), shall bring any objection or other challenge pursuant to this Section 4.1 (any such objection or other challenge described in the preceding, a “Challenge”) within 45 days after the termination of the Litigation Standstill as set forth in the RSA (the “Challenge Period”); provided, that, during the Litigation Standstill, the Committee shall not incur any fees or expenses or otherwise take any action in connection with a Challenge or any investigation related to same and; provided, further, that the Challenge Period shall be deemed to have irrevocably expired upon the earlier of (each, a “Deemed Expiration”) (A) termination of the RSA under either Section 8(a)(iii) or 8(e)(iii) of the RSA or (B) the occurrence of the effective date of a chapter 11 plan as contemplated by the RSA. If any such Challenge is properly filed and a final, non-appealable order is entered by a court of competent jurisdiction sustaining and ordering some or all of the relief requested in such Challenge, nothing in the Interim Order or this Final Order shall prevent the Court from granting appropriate relief with respect to the Prepetition Secured Obligations or the Prepetition Secured Parties or the Prepetition Lenders’ liens on the Prepetition ABL Collateral. If no Challenge is properly filed prior to the expiration of the Challenge Period (including any Deemed Expiration), or if a Challenge is properly filed prior to the expiration of the Challenge Period but denied by a final non-appealable order (w) the Prepetition Secured Obligations shall be deemed valid, binding, enforceable and allowed in full, shall not be subject to any challenge or defense, including, without limitation, setoff, offset, recoupment, recharacterization, subordination (whether equitable, contractual or otherwise), counterclaim, cross-claim, deduction or claim of any kind under the Bankruptcy Code or any applicable law or regulation, and shall not be subject to any further objection or challenge by any party (including the Committee, the Debtors and any other party in interest acting or seeking to act on behalf of the Debtors’ estates) at any time, (x) the Prepetition Agents’ and the Prepetition Lenders’ prepetition liens on and security interests in the Prepetition ABL Collateral shall be deemed legal, binding, valid, perfected, enforceable, and non-avoidable for all purposes, including, without limitation, respectively, avoidance, reductions, recharacterization, subordination (whether equitable, contractual, or otherwise), claims, counterclaims, cross-claims, set-offs, recoupments, defenses or any other challenges of any kind under the Bankruptcy Code or any applicable law or regulation by any person or entity, (y) each of the Prepetition Released Parties (each in their respective capacities as such) shall be deemed released and discharged by the Committee, the Debtors or any other party acting or seeking to act on behalf of the Debtors’ estates from any and all claims, demands, liabilities, responsibilities, disputes, remedies, causes of action, indebtedness, and obligations, of every type related to or arising out of the Prepetition Loan Documents and the Prepetition Secured Obligations, and shall not be subject to any further objection or challenge relating thereto or arising therefrom by any party at any time, and (z) each of Prepetition Secured Parties’ right to credit bid up to the full amount, or any portion of the Prepetition Secured Obligations pursuant to section 363(k) of the Bankruptcy Code, shall not be subject to any further objection or challenge by any party at any time.

(b)        The stipulations set forth in Section E of the Interim Order and Section G of this Final Order (collectively, the “Debtors’ Stipulations”) shall be binding upon the Committee and all other parties in interest unless the Committee (i) properly files a Challenge pursuant to Section 4.1(a) above and (ii) such Challenge is sustained by a final and non-appealable order of this Court, provided that to the extent of any inconsistency between the Debtors’ Stipulations in the Interim Order and the Final Order, the Debtors’ Stipulations in the Final Order shall control.

(c)         Except to the extent of any Challenge made in accordance with this Section 4.1, nothing contained in Section 4.1 or otherwise shall or shall be deemed or construed to impair, prejudice or waive any rights, claims or protections afforded to any Prepetition Agents or any Prepetition Lenders in connection with all postpetition Revolving Loans and Letters of Credit, and any other postpetition financial and credit accommodations provided by Prepetition Secured Parties to the Debtors in reliance on section 364(e) of the Bankruptcy Code and in accordance with the terms and provisions of the Interim Order, this Final Order, and the Prepetition Loan Documents. Except to the extent of any Challenge made in accordance with this Section 4.1, nothing contained in Section 4.1 or otherwise shall or shall be deemed or construed to impair, prejudice or waive any rights, claims or protections afforded to the DIP Agents or DIP Lenders in connection with all postpetition financial and credit accommodations provided by the DIP Agents or DIP Lenders in reliance on section 364(e) of the Bankruptcy Code and in accordance with the terms and provisions of the Interim Order, this Final Order and the DIP Loan Documents.

(d)        [Reserved].

(e)         If, at any time, the Court enters an order approving alternative debtor-in-possession financing of any kind (a “Competing DIP Facility”), the Debtors, Guarantors, and Prepetition Obligors shall pay in cash any and all amounts, obligations, and liabilities owing or payable to any DIP Agents or DIP Lenders under the DIP Loan Documents, including, without limitation, (i) any and all DIP Obligations (including, for the avoidance of doubt, the Roll-Up, to the extent payable in accordance with its terms) and (ii) the reasonable and documented fees and expenses of any counsel or professionals retained by such DIP Agents, or DIP Lenders upon the earlier of (x) the date that is 15 days after the entry of an order approving a Competing DIP Facility or (y) the date that funding is first provided to the Debtors under such Competing DIP Facility.

(f)        For the avoidance of doubt, nothing in this Final Order shall be deemed to preclude any party with standing from challenging the value of (i) liens on the Debtors’ assets, (ii) the assets underlying such liens, or (iii) any other assets of the Debtors (including but not limited to any asserted total enterprise value).

4.2         Debtors’ Waivers. Prior to the payment in full of all Prepetition Secured Obligations and all DIP Obligations, any request by the Debtors with respect to the following that is approved by the Court shall also constitute a DIP Termination Event: (a) to use ABL Cash Collateral of the DIP Agents, the DIP Lenders, or the Prepetition Secured Parties under section 363 of the Bankruptcy Code; (b) to obtain postpetition loans or other financial accommodations pursuant to section 364(c) or 364(d) of the Bankruptcy Code that does not provide for the repayment in full of the DIP Obligations, other than as provided in the Interim Order, this Final Order, or the DIP Loan Documents; (c) to challenge the application of any payments authorized by the Interim Order or this Final Order as pursuant to section 506(b) of the Bankruptcy Code, or to assert that the value of the Prepetition ABL Collateral is less than the Prepetition Secured Obligations; (d) except as expressly set forth in the RSA with respect to a Restructuring, to propose, support or have a plan of reorganization or liquidation that does not provide for the payment in cash in full and satisfaction of all DIP Obligations on the effective date of such plan in accordance with the terms and conditions set forth in the DIP Loan Documents; (e) to propose or support any challenge by the Committee or any other party that has standing to seek to limit or prevent the DIP Lenders or the Prepetition Lenders from exercising their credit bid rights in connection with the sale of any assets or other property of the Debtors; or (f) to seek relief under the Bankruptcy Code, including without limitation, under section 105 of the Bankruptcy Code, to the extent any such relief would restrict or impair (i) the rights and remedies of any of the DIP Agents or the DIP Lenders against the Debtors as provided in the Interim Order, this Final Order, or any of the DIP Loan Documents or (ii) the exercise of such rights or remedies by any of the DIP Agents or the DIP Lenders against the Debtors in accordance with the DIP Loan Agreements, the Interim Order, or this Final Order (other than to object to the exercise of the rights and remedies within the Enforcement Notice Period on the grounds set forth in Section 3.2 of this Final Order); provided, however, that the DIP Agents may otherwise consent in writing, but no such consent shall be implied from any other action, inaction, or acquiescence by DIP Agents or any DIP Lender.

4.3        Collateral Rights. Until all Prepetition Secured Obligations and DIP Obligations have been paid in full in accordance with the terms of the Prepetition Loan Documents and DIP Loan Documents, as applicable, it shall be a DIP Termination Event pursuant to Section 3.1 of this Final Order if, except to the extent permitted by, and subject in all respects to, the DIP Loan Documents and the Prepetition Term Adequate Protection Orders, any Debtor takes any action to foreclose upon or recover, in connection with the liens granted thereto pursuant to the Prepetition Loan Documents, the Interim Order, this Final Order, or otherwise seek or exercise any enforcement rights or remedies against any DIP Collateral or in connection with the debt and obligations underlying the Prepetition Loan Documents or the Adequate Protection Liens, including, without limitation, in respect of the occurrence or continuance of any DIP Termination Event.

Section 5.              Prepetition Term Lender Adequate Protection Liens and Claims

5.1        As adequate protection for the Prepetition Term Parties’ respective interests in their respective Prepetition Term Collateral, pursuant to section 361 and 363(e) of the Bankruptcy Code, and as a condition for the Debtors’ continued use of their Prepetition Term Collateral, including any Prepetition Term Cash Collateral, each of the Prepetition Term Parties will be or has been granted the adequate protection set forth in the applicable Prepetition Term Adequate Protection Orders; provided, however, that the Debtors and the Committee, subject to the provisions of the applicable Prepetition Term Adequate Protection Orders, reserve the right to seek recharacterization of adequate protection as being applied to principal and/or seek a determination on the value of the Prepetition Term Collateral.

5.2        Subject to the provision of the Prepetition Term Adequate Protection Liens and Claims, and the terms of the Prepetition Term Adequate Protection Orders, the Debtors are authorized to use the Prepetition Term Collateral, including the Prepetition Term Cash Collateral.

Section 6.              Other Rights and DIP Obligations.

6.1        No Modification or Stay of This Final Order. The DIP Agents and the DIP Lenders have acted in good faith in connection with the DIP Facilities, the interim financing provided pursuant to the Interim Order, and this Final Order, and their reliance on the Interim Order and this Final Order is in good faith, and the DIP Agents and the DIP Lenders are entitled to all of the protections of Bankruptcy Code section 364(e).

6.2        Rights of Access and Information. The Debtors shall comply with the rights of access and information afforded to any DIP Secured Party under the DIP Loan Documents, the Debtors shall be and hereby are required to afford representatives, agents and/or employees of the DIP Agents and the DIP Lenders reasonable access to the Debtors’ premises during normal business hours and without interference with the proper operation of the Debtors’ businesses and their books and records, and shall reasonably cooperate, reasonably consult with, and reasonably provide to such persons all reasonable information as may be reasonably requested with respect to the business, results of operations and financial condition of any of the Debtors; provided that (a) the costs and expenses of only one inspection per month will be reimbursed (if such inspection is not conducted by a DIP Agent), (b) representatives of the Debtors and the applicable DIP Agent shall have been provided a reasonable opportunity to be present during the inspection, and (c) in no event shall such inspection rights require the Debtors to provide any such information (i) in respect of which disclosure is prohibited by law or (ii) is subject to attorney-client privilege or constitutes attorney work product.

6.3        Power to Waive Rights; Duties to Third Parties. The DIP Agents shall, subject to the DIP Loan Documents, have the right to waive any of the terms, rights and remedies provided or acknowledged in this Final Order that are in favor of the DIP Lenders (the “DIP Lender Rights”), and shall have no obligation or duty to any other party with respect to the exercise or enforcement, or failure to exercise or enforce, any DIP Lender Right(s). Any waiver by the DIP Agents of any DIP Lender Rights shall not be or constitute a continuing waiver unless otherwise provided therein. Any delay in or failure to exercise or enforce any DIP Lender Right shall neither constitute a waiver of such DIP Lender Right, subject the DIP Agent or any DIP Lender to any liability to any other party, nor cause or enable any party other than the Debtors to rely upon or in any way seek to assert as a defense to any obligation owed by the Debtors to the DIP Agent or any DIP Lender.

6.4        No Unauthorized Disposition of Collateral. The Debtors shall not sell, transfer, lease, encumber, use, or otherwise dispose of any portion of the DIP Collateral (including inventory and ABL Cash Collateral), other than pursuant to the terms of the Interim Order, this Final Order, the DIP Loan Documents, and the Prepetition Term Adequate Protection Orders.

6.5        No Waiver. The failure of the DIP Lenders to seek relief or otherwise exercise their rights and remedies under the DIP Loan Documents, the DIP Facilities, the Interim Order, or this Final Order, as applicable, shall not constitute a waiver of any of the DIP Lenders’ rights hereunder, thereunder, or otherwise. Notwithstanding anything to the contrary herein, the entry of this Final Order is without prejudice to, and does not constitute a waiver of, expressly or implicitly, or otherwise impair the rights and/or remedies of the DIP Lenders under the Bankruptcy Code or under non-bankruptcy law, including without limitation, the rights of the DIP Lenders to: (a) request conversion of the Cases to cases under chapter 7, dismissal of the Cases, or the appointment of a trustee in the Cases; or (b) propose, subject to the provisions of section 1121 of the Bankruptcy Code, a plan; or (c) exercise any of the rights, claims, or privileges (whether legal, equitable, or otherwise) of the DIP Lenders.

6.6        Maintenance of DIP Collateral. Unless the DIP Agents, acting at the direction of the applicable Required Lenders, otherwise consent in writing, until (a) the payment in full or otherwise acceptable satisfaction of all DIP Obligations and (b) the termination of the DIP Agents’ and the DIP Lenders’ obligations to extend credit or other financial accommodations under the DIP Loan Documents, the Debtors shall continue to maintain all property, operational and other insurance as required and as specified in the DIP Loan Documents and in each case in accordance with the DIP Loan Documents. Upon entry of the Interim Order, to the fullest extent provided by applicable law, each of the DIP Agents (on behalf of the applicable DIP Lenders) was deemed to be, and continues to be pursuant to this Final Order, named as additional insureds and loss payees on each insurance policy maintained by the Debtors that in any way relates to the DIP Collateral.

6.7        Reservation of Rights. The terms, conditions and provisions of this Final Order are in addition to and without prejudice to the rights of each DIP Secured Party and each Prepetition Secured Party to pursue any and all rights and remedies under the Bankruptcy Code, the DIP Loan Documents or any other applicable agreement or law, including, without limitation, to (a) seek adequate protection and/or additional or different adequate protection prior to the completion of the Roll-Up and payment in full of all Prepetition Secured Obligations, or after the Roll-Up (or any portion thereof) is unwound, reversed, or otherwise invalidated; (b) seek relief from the automatic stay; (c) seek an injunction; (d) oppose any request for use of cash collateral or granting of any interest in the DIP Collateral, as applicable, or priority in favor of any other party; (e) object to any sale of assets; and (f) object to applications for allowance and/or payment of compensation of professionals or other parties seeking compensation or reimbursement from the Estates; provided, however, that all such rights shall be subject to the terms and conditions of the Prepetition Term Adequate Protection Orders.

6.8           Binding Effect.

(a)        All of the provisions of this Final Order and the DIP Loan Documents, the DIP Obligations, all Liens, and claims granted hereunder in favor of each of the DIP Secured Parties, and any and all rights, remedies, privileges, immunities and benefits in favor of each DIP Agent, DIP Lender, and Prepetition Secured Party set forth herein, including without limitation the Debtors’ Stipulations (subject to Section 4.1 hereof as set forth in this Final Order), (without each of which the DIP Secured Parties would not have entered into or provided funds under the DIP Loan Documents and the Prepetition Secured Parties would not have consented to the priming and use of ABL Cash Collateral provided for hereunder) provided or acknowledged in this Final Order, and any actions taken pursuant thereto, shall be effective and enforceable immediately upon entry of this Final Order notwithstanding Bankruptcy Rules 4001(a)(3), 6004(h) and 7062, shall continue in full force and effect, and shall survive entry of any other order or action, including without limitation any order which may be entered (i) confirming any chapter 11 plan providing for the refinancing, repayment, or replacement of the DIP Obligations; (ii) converting one or more of the Cases to any other chapter under the Bankruptcy Code; (iii) dismissing one or more of the Cases; (iv) approving any sale of the DIP Collateral, the Prepetition ABL Collateral, or any portion of the foregoing; or (v) vacating, terminating, reconsidering, revoking or otherwise modifying this Final Order or any provision hereof.

(b)        Any order dismissing one or more of the Cases under section 1112 or otherwise shall be deemed to provide (in accordance with §§ 105 and 349 of the Bankruptcy Code) that (i) the DIP Superpriority Claim and the DIP Agents’ and DIP Lenders’ liens on and security interests in the DIP Collateral and all other claims, liens, adequate protections and other rights granted pursuant to the terms of the Interim Order and this Final Order shall continue in full force and effect notwithstanding such dismissal until the DIP Obligations and Prepetition Secured Obligations are indefeasibly paid and satisfied in full, (ii) the DIP Superpriority Claim and DIP Agents’ and DIP Lenders’ liens on and security interests in the DIP Collateral and all other claims, liens, adequate protections and other rights granted pursuant to the terms of the Interim Order and this Final Order shall continue in full force and effect notwithstanding such dismissal until the DIP Obligations are indefeasibly paid and satisfied in full, and (iii) this Court shall retain jurisdiction, notwithstanding such dismissal, for the purposes of enforcing all such claims, liens, protections and rights.

(c)        Except as set forth in the Interim Order and this Final Order, in the event this Court modifies any of the provisions of the Interim Order, this Final Order, or any of the DIP Loan Documents following the Final Hearing, such modifications shall not affect the rights or priorities of any DIP Agent or DIP Lender pursuant to the Interim Order or this Final Order with respect to the DIP Collateral or any portion of the DIP Obligations which arises or is incurred or is advanced prior to such modifications.

(d)        The Interim Order and this Final Order shall be binding upon Debtors, the Prepetition Obligors, all parties in interest in the Cases, and their respective successors and assigns, including, without limitation, (i) any trustee or other fiduciary appointed in the Cases or any subsequently converted bankruptcy case(s) of any Debtor and (ii) any liquidator, receiver, administrator, or similar such person or entity appointed in any jurisdiction or under any applicable law. The Interim Order and this Final Order shall also inure to the benefit of the Debtors, the DIP Agents, the DIP Lenders, the Prepetition Secured Parties, and each of their respective successors and assigns.

6.9        Discharge. The DIP Obligations and the obligations of the Debtors with respect to the adequate protection of the Prepetition Secured Parties hereunder shall not be discharged by the entry of an order confirming any plan of reorganization or liquidation in any of these Cases, notwithstanding the provisions of section 1141(d) of the Bankruptcy Code, unless such obligations have been indefeasibly paid in full in cash, on or before the effective date of such confirmed plan of reorganization or liquidation, or each of the DIP Secured Parties or Prepetition Secured Parties, as applicable, has otherwise agreed in writing. Prior to the payment in full of either DIP Facility, except as expressly set forth in the RSA, it shall be a DIP Termination Event under such DIP Facility if the Debtors propose or support any chapter 11 plan or sale of all or substantially all of the Debtors’ assets, or order confirming such plan or approving such sale, that is not conditioned upon the payment of the DIP Obligations (other than indemnities then due and payable) in full in cash and the payment of the Debtors’ obligations with respect to the adequate protection of the Prepetition Secured Parties hereunder, in full in cash, within a commercially reasonable period of time, and in any event no later than the effective date of such chapter 11 plan or sale, without the written consent of the DIP Agents and the applicable Required Lenders.

6.10      No Priming of Prepetition Secured Obligations. Notwithstanding anything to the contrary herein, from the entry of the Interim Order and continuing after the entry of this Final Order, absent the express written consent of the Prepetition Lenders, no Debtor shall seek authorization from this Court to obtain or incur any Indebtedness or enter into a Competing DIP Facility seeking to impose liens on any Prepetition ABL Collateral ranking on a pari passu or priming basis with respect to the Prepetition Liens held by any of the Prepetition Agents or Prepetition Lenders; provided, however, that nothing herein shall preclude the Debtors from seeking authorization to incur any Indebtedness or enter into any Competing DIP Facility that provides for the payment in full in cash of the Prepetition Secured Obligations.

6.11      Section 506(c) Waiver. No costs or expenses of administration which have been or may be incurred in these Cases at any time (including, without limitation, any costs and expenses incurred in connection with the preservation, protection or enhancement of realization by the DIP Agents or the DIP Lenders upon the DIP Collateral, or by the Prepetition Agents or the Prepetition Lenders upon the Prepetition ABL Collateral, as applicable) shall be charged against any of the DIP Agents, DIP Lenders, Prepetition Agents, or Prepetition Lenders or any of the DIP Obligations or Prepetition Secured Obligations or the DIP Collateral or the Prepetition ABL Collateral pursuant to sections 105 or 506(c) of the Bankruptcy Code or otherwise without the prior express written consent of the affected DIP Secured Parties and/or affected Prepetition Secured Parties, in their sole discretion, and no such consent shall be implied, directly or indirectly, from any other action, inaction, or acquiescence by any such agents or creditors (including, without limitation, consent to the Carve Out or the approval of any budget hereunder).

6.12      Section 552(b) Waiver. The DIP Agents, the DIP Lenders, the Prepetition Agents, and the Prepetition Lenders are and shall each be entitled to all of the rights and benefits of section 552(b) of the Bankruptcy Code, and further, the “equities of the case” exception under section 552(b) shall not apply to any of the DIP Agents, DIP Lenders, DIP Obligations, Prepetition Agents, Prepetition Lenders, or Prepetition Secured Obligations.

6.13      No Marshaling/Application of Proceeds. In no event shall any of the DIP Agents, DIP Lenders, Prepetition Agents, or Prepetition Lenders be subject to the equitable doctrine of “marshaling” or any similar doctrine with respect to the DIP Collateral or the Prepetition ABL Collateral, as applicable, and all proceeds shall be received and applied in accordance with the DIP Loan Documents and the Prepetition Loan Documents, as applicable; provided, however, that prior to or following the occurrence of a DIP Termination Event, the DIP Secured Parties agree that they shall apply proceeds from the liquidation of collateral in the following order: (i) proceeds of Prepetition ABL Collateral, (ii) proceeds of DIP Collateral (excluding proceeds from the Litigation Claims, D&O Claims, and Avoidance Actions); and (iii) proceeds of Litigation Claims, D&O Claims and Avoidance Actions (which claims following a DIP Termination Event, shall be prosecuted, settled, compromised and/or liquidated by a chapter 7 trustee or pursuant to further order of this Court); provided, however, that if any proceeds of such Litigation Claims, D&O Claims or Avoidance Actions are received by the Debtors prior to a DIP Termination Event, such proceeds shall be held in escrow and distributed in accordance with the terms of the RSA. Nothing in this section 6.13 shall limit or impair the rights of the DIP Agents, DIP Lenders or any of the Prepetition Secured Parties to credit bid as part of any asset sale process or limit or impair the liens or claims of the DIP Agents, DIP Lenders, or any of the Prepetition Secured Parties with respect to the proceeds of Litigation Claims, Avoidance Actions or D&O Claims.

6.14      Right to Credit Bid. Subject to section 363(k) of the Bankruptcy Code, the terms of the DIP Loan Documents, the Prepetition Term Adequate Protection Orders, and Section 4.1 of this Final Order, (a) the DIP Agents, DIP Lenders and each of the Prepetition Secured Parties shall have the right to credit bid as part of any asset sale process all or any portion of the full amount of the DIP Obligations, and (b) the Prepetition Secured Parties shall have the right to credit bid as part of any asset sale process all or any portion of the full amount of the Prepetition Secured Obligations including, without limitation, sales pursuant to section 363 of the Bankruptcy Code or included as part of any plan of reorganization subject to confirmation under section 1129(b)(2)(A)(ii)-(iii) of the Bankruptcy Code; provided, however, that notwithstanding anything herein or in any other order to the contrary, absent the entry of a final and non-appealable order by this Court sustaining any Challenge pursuant to Section 4.1 hereof, nothing herein shall permit any party to challenge or otherwise object to whether the Roll-Up shall be secured by the DIP Collateral or the right of the DIP Secured Parties to credit bid the Roll-Up in respect of the DIP Collateral. For the avoidance of doubt, none of the DIP Agents, DIP Lenders or Prepetition Secured Parties shall be permitted to credit bid on Litigation Claims, Avoidance Actions or D&O Claims.

6.15      Payment of Lender Fees and Expenses. Each Debtor shall, without duplication, pay all reasonable and documented fees and expenses that may be reasonably required or necessary for the Debtors’ performance of their obligations under the U.S. Prepetition Loan Documents, the Global Prepetition Loan Documents, the DIP Facilities, the DIP Loan Agreements, or the DIP Loan Documents, as applicable, including, without limitation, the reasonable and documented fees and expenses reimbursable under the DIP Facilities, the DIP Loan Agreements, or the DIP Loan Documents, as applicable, whether incurred before or after the Petition Date, as set forth in this Section 6.15.

(a)        All reasonable and documented fees and out-of-pocket costs and expenses of the DIP Agents including, without limitation, reasonable and documented fees and disbursements of counsel to any of the DIP Secured Parties and of counsel to any DIP Agent, incurred in connection with the enforcement or preservation of any rights under the DIP Facilities, the DIP Loan Agreements, or the DIP Loan Documents and any such other documents or any restructuring or “work-out” related hereto and thereto.

(b)        DIP Loan Documentation and Related Expenses. Section 6.15(c) notwithstanding, reasonable documented fees and out-of-pocket costs and expenses (including legal fees and expenses) incurred by the DIP Agents or DIP Lenders, as the case may be, in connection with (i) negotiating, drafting, and otherwise documenting the Interim Order or this Final Order, any of the DIP Loan Documents, and any matters related to the foregoing and (ii) the commencement of these Cases (including matters and amounts relating to any “first day” filings, hearings, or related relief) including prepetition discussions and actions relating to any prepetition financing, including any defaults related thereto, other financing issues, and contingency preparations, shall be due, owing, and payable by the Debtors immediately upon the entry of this Final Order.

(c)        Payment of Certain Fees and Expenses. Under no circumstances shall professionals for any of the DIP Secured Parties be required to comply with the U.S. Trustee fee guidelines or otherwise file a fee or retention application with the Court; provided, however, the DIP Agents and the DIP Lenders (as applicable) shall provide to the Debtors, the U.S. Trustee and the Committee a copy of any invoices for professional fees and expenses during the pendency of these Cases or under the Interim Order or this Final Order (the “Invoiced Fees”). Except to the extent that the Debtors, U.S. Trustee or the Committee files a written objection to the Invoiced Fees within the Review Period (defined below), the Debtors shall promptly pay, and/or the DIP Agents are hereby authorized to make an advance under the DIP Loan Documents to timely pay, the Invoiced Fees for any of the DIP Secured Parties after the expiration of ten (10) calendar days following receipt by the Debtors, the U.S. Trustee and the Committee (the “Review Period”) of such Invoiced Fees. Such Invoiced Fees shall not be required to comply with any particular format, may be in summary form only, and may be redacted to the extent necessary to delete any information subject to the attorney-client privilege, any information constituting attorney work product, or any other confidential information, and the provision of such invoices shall not constitute any waiver of the attorney-client privilege or of any benefits of the attorney work product doctrine. Any written objections raised by the Debtors, the Committee or the U.S. Trustee within the Review Period with respect to the Invoiced Fees shall be resolved by this Court (except to the extent that such written objection is consensually resolved). Pending such resolution, the undisputed portion of the Invoiced Fees shall be promptly paid by the Debtors following the end of the Review Period.

6.16      Limits on Lender Liability.

(a)        In determining to make any loan under the DIP Loan Agreements or in exercising any rights or remedies as and when permitted pursuant to the Interim Order, this Final Order or the DIP Loan Documents, neither any of the DIP Agents nor any of the DIP Lenders shall be deemed to be in control of the operations of the Debtors or to be acting as a “responsible person” or “owner or operator” with respect to the operation or management of the Debtors, so long as the DIP Lenders’ actions do not constitute, within the meaning of 42 U.S.C. § 9601(20)(F), actual participation in the management or operational affairs of a vessel or facility owned or operated by a Debtor, or otherwise cause liability to arise to the federal or state government or the status of responsible person or managing agent to exist under applicable law (as such terms, or any similar terms, are used in the Internal Revenue Code, WARN Act, the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., as amended, or any similar federal or state statute).

(b)        Nothing in this Final Order or the DIP Loan Documents shall permit the Debtors to violate 28 U.S.C. § 959(b).

(c)        As to the United States, its agencies, departments, or agents, nothing in this Final Order or the DIP Loan Documents shall discharge, release or otherwise preclude any valid right of setoff or recoupment that any such entity may have.

6.17      Survival. The provisions of this Final Order and any actions taken pursuant hereto shall survive, and shall not be modified, impaired or discharged by, entry of any order that may be entered (a) confirming any chapter 11 plan in any of these Cases, (b) converting any or all of these Cases to a case under chapter 7 of the Bankruptcy Code, (c) dismissing any or all of these Cases, or (d) pursuant to which the Court abstains from hearing any of these Cases. The terms and provisions of the Interim Order and this Final Order, including the claims, liens, security interests, and other protections (as applicable) granted to the DIP Agents, the DIP Lenders, the Prepetition Agents and the Prepetition Lenders pursuant to the Interim Order and this Final Order, as applicable, notwithstanding the entry of any such order, shall continue in any of these Cases, following dismissal of any of these Cases or any Successor Cases, and shall maintain their priority as provided by the Interim Order and this Final Order, as applicable, until (i) in respect of the DIP Facilities, all of the DIP Obligations, pursuant to the DIP Loan Documents and the Interim Order and this Final Order, have been indefeasibly paid in full in cash (such payment being without prejudice to any terms of provisions contained in the DIP Facilities which survive such discharge by their terms) and all commitments to extend credit or other financial accommodations under the DIP Facilities are terminated, and (ii) in respect of the Prepetition Secured Obligations, all of the adequate protection obligations owed to the Prepetition Agents and the Prepetition Lenders provided for in the Interim Order and this Final Order have been indefeasibly paid in full in cash.

6.18      Proofs of Claim. None of the Prepetition Agents or the Prepetition Lenders shall be required to file proofs of claim in any of these Cases or subsequent cases of any of the Debtors under any chapter of the Bankruptcy Code. Upon the entry of the Interim Order, the Debtors’ Stipulations constituted a timely filed proof of claim against the applicable Debtors. Notwithstanding the foregoing, any Prepetition Agent (on behalf of itself and the Prepetition Lenders) is hereby authorized and entitled, in its discretion, but not required, to file (and amend and/or supplement, as applicable) a master proof of claim for any claims of any of the Prepetition Secured Parties arising from the Prepetition Loan Documents or in respect of the Prepetition Secured Obligations; provided, however, that nothing in the Interim Order or this Final Order shall waive the right of any Prepetition Lender to file its own proof of claim against any of the Debtors.

6.19      No Third Party Rights. Except as specifically provided for herein, this Final Order does not create any rights for the benefit of any third party, creditor, equity holders, or any direct, indirect, or incidental beneficiary.

6.20      No Avoidance. No obligations incurred or payments or other transfers made by or on behalf of the Debtors on account of the DIP Facilities shall be avoidable or recoverable from the DIP Agents or the DIP Lenders under any section of the Bankruptcy Code, or any other federal, state, or other applicable law; provided, that, for the avoidance of doubt, all such payments or transfers shall be subject to the terms and provisions of the Prepetition Term Adequate Protection Orders.

6.21      Reliance on Order. All postpetition advances under the DIP Loan Documents are made in reliance on the Interim Order and this Final Order, as applicable.

6.22      Entry of this Order/Waiver of Applicable Stay. This Final Order shall be effective and enforceable upon its entry as of the Petition Date and not subject to any stay of execution or effectiveness (all of which are hereby waived), notwithstanding anything to the contrary contained in Bankruptcy Rule 4001(a)(3).

6.23      Nunc Pro Tunc Effect of this Order. This Final Order shall constitute findings of fact and conclusions of law and shall take effect and be fully enforceable nunc pro tunc to the Petition Date immediately upon entry thereof. Notwithstanding Bankruptcy Rules 4001(a)(3), 6004(h), 6006(d), 7062 and 9024 or any other Bankruptcy Rule, or Rule 62(a) of the Federal Rules of Civil Procedure, this Final Order shall be immediately effective and enforceable upon its entry and there shall be no stay of execution or effectiveness of this Final Order.

6.24      Limited Effect. This Final Order hereby affirms each of the provisions, protections, grants, statements, stipulations, and agreements in the Interim Order (except to the extent altered or modified by this Final Order) in order for such provisions, protections, grants, statements, stipulations, and agreements to remain in effect (except to the extent altered or modified by this Final Order) after entry of this Final Order; provided, however, that, in the event of a conflict between the terms and provisions this Final Order and any of the terms and provisions of the DIP Loan Documents and/or the Interim Order, the terms and provisions of this Final Order shall govern.

6.25      Prepetition Term Adequate Protection Orders. The rights and remedies of the DIP Secured Parties under the DIP Loan Documents shall be subject in all respects to the terms and provisions of the Prepetition Term Adequate Protection Orders.

6.26      General Authorization. The Debtors are authorized to take any and all actions necessary to effectuate the relief granted in this Final Order.

6.27      Retention of Exclusive Jurisdiction. This Court shall retain exclusive jurisdiction and power with respect to all matters arising from or related to the implementation or interpretation of the Interim Order and this Final Order, the DIP Loan Agreements, and the other DIP Loan Documents, notwithstanding anything to the contrary therein; provided, however, that no party shall be prevented from seeking relief from this Court to take proceedings relating to the DIP Loan Agreements and the other DIP Loan Documents in any other courts with jurisdiction in accordance with the terms of such agreements.

6.28      Restructuring Support Agreement. The RSA shall not impair or limit in any way any right of any of the DIP Secured Parties under or in connection with the DIP Facilities or the DIP Loan Documents.

Dated: December ___, 2018 New York, New York
HONORABLE MICHAEL E. WILES
UNITED STATES BANKRUPTCY JUDGE

Exhibit B

U.S. DIP Credit Agreement

[TO COME]

Exhibit C

Global DIP Credit Agreement

[TO COME]

EXHIBIT B

FORM OF JOINDER AGREEMENT

This Joinder Agreement to the Restructuring Support Agreement, dated as of [●], 2018 (as amended, supplemented, or otherwise modified from time to time, the “RSA”), by and among the Parties is executed and delivered by ______________________________________ (the “Joining Party”) as of ______________, 2018. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the RSA.

1.        Agreement To Be Bound. The Joining Party hereby agrees to be bound by (a) all of the terms of the RSA, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated, or otherwise modified from time to time in accordance with the provisions thereof), and (b) the agreements and obligations of the transferor of the Unsecured Notes to be acquired in connection with the execution of this Joinder Agreement. The Joining Party shall hereafter be deemed to be a “Consenting Unsecured Noteholder” under the RSA if and to the extent on the Joining Party’s signature page hereto it indicates it holds Unsecured Notes with respect to any and all Unsecured Notes held by such Joining Party.

2.        Representations and Warranties. The Joining Party hereby makes the representations and warranties of the Consenting Unsecured Noteholders set forth in the RSA to each other Party to the RSA.

3.        Governing Law. This Joinder Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to any conflict of laws provisions which would require the application of the law of any other jurisdiction.

*      *      *

AMERICAS 97017268

IN WITNESS WHEREOF, the Joining Party has caused this Joinder Agreement to be executed as of the date first written above.

[JOINING PARTY]

By:

Name

Title:

Aggregate Principal Amount Owned of:

4.00% Notes: [$]

4.25% Notes: [$] Other Claims: [$]

Notice Information:

Address:

E-mail:

Phone:

Fax:

AMERICAS 97017268

EXHIBIT C

FORM OF JOINDER AGREEMENT

This Joinder Agreement to the Restructuring Support Agreement, dated as of [●], 2018 (as amended, supplemented, or otherwise modified from time to time, the “RSA”), by and among the Parties is executed and delivered by ______________________________________ (the “Joining Party”) as of ______________, 2018. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the RSA.

1.        Agreement To Be Bound. The Joining Party hereby agrees to be bound by (a) all of the terms of the RSA, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated, or otherwise modified from time to time in accordance with the provisions thereof), and (b) the agreements and obligations of the transferor of the AmEx Claim to be acquired in connection with the execution of this Joinder Agreement. The Joining Party shall hereafter be deemed to be a “Party” under the RSA if and to the extent on the Joining Party’s signature page hereto it indicates it holds AmEx Claims held by such Joining Party.

2.        Representations and Warranties. The Joining Party hereby makes the representations and warranties of AmEx set forth in the RSA to each other Party to the RSA.

3.        Governing Law. This Joinder Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to any conflict of laws provisions which would require the application of the law of any other jurisdiction.

*      *      *

AMERICAS 97017268

IN WITNESS WHEREOF, the Joining Party has caused this Joinder Agreement to be executed as of the date first written above.

[JOINING PARTY]

By:

Name

Title:

Aggregate Amount Owned of AmEx Claims:

$___________________

Notice Information:

Address:

E-mail:

Phone:

Fax:

AMERICAS 97017268